As filed with the Securities and Exchange Commission on October 21, 2010
Registration No. 333-
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RDA MICROELECTRONICS, INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands (State or other jurisdiction of incorporation or organization)	3674 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Suite 302, Building 2, 690 Bibo Road
Pudong District, Shanghai, 201203
People’s Republic of China
(86-21) 5027-1108
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
(212) 750-6474
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong (852) 3740-4700	James C. Lin, Esq. Davis Polk & Wardwell LLP 18th Floor, The Hong Kong Club Building 3A Chater Road Hong Kong (852) 2533-3300

Approximate date of commencement of proposed sale to the public:  as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1)	Registration Fee
Ordinary shares, par value $0.01 per share(2)(3)	$100,000,000	$7,130

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued                    , 2010

American Depositary Shares

RDA Microelectronics, Inc.

REPRESENTING           ORDINARY SHARES

RDA Microelectronics, Inc. is offering           American Depositary Shares, or ADSs, and the selling shareholders are offering           ADSs. Each ADS represents           ordinary shares, par value $0.01 per share. This is our initial public offering and no public market exists for our ADSs or our ordinary shares. We anticipate the initial public offering price of the ADSs will be between $      and $      per ADS.

We have applied for listing of our ADSs on the Nasdaq Global Market under the symbol “RDA.”

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 10.

PRICE $      AN ADS

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	Company	Shareholders

Per ADS	$	$	$	$
Total	$	$	$	$

We have granted the underwriters the right to purchase up to an aggregate of           additional ADSs to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on          , 2010.

MORGAN STANLEY	CREDIT SUISSE

CARIS & COMPANY, INC.

          , 2010

Note: The products that incorporate our semiconductors are manufactured and sold by third parties, including the types of products shown here.

Page

Prospectus Summary	1
Risk Factors	10
Special Note Regarding Forward-Looking Statements and Industry Data	33
Use of Proceeds	34
Dividend Policy	35
Capitalization	36
Dilution	38
Enforceability of Civil Liabilities	40
Corporate History and Structure	42
Selected Consolidated Financial Data	43
Recent Developments	46
Management’s Discussion and Analysis of Financial Condition and Results of Operations	47
Business	68
PRC Regulation	81
Management	85
Principal and Selling Shareholders	93
Related Party Transactions	95
Description of Share Capital	96
Description of American Depositary Shares	103
Shares Eligible for Future Sale	112
Taxation	114
Underwriting	118
Expenses Relating to This Offering	124
Legal Matters	125
Experts	126
Where You Can Find Additional Information	127
Conventions Which Apply to This Prospectus	128
Index to Consolidated Financial Statements	F-1
EX-3.1
EX-3.2
EX-4.4
EX-5.1
EX-8.2
EX-10.1
EX-10.2
EX-10.3
EX-10.4
EX-10.5
EX-10.6
EX-10.7
EX-10.8
EX-10.9
EX-10.10
EX-10.11
EX-10.12
EX-10.13
EX-21.1
EX-23.1
EX-23.4
EX-23.5
EX-23.6
EX-23.7
EX-99.1
EX-99.2

You should rely only on the information contained in this prospectus or in any related free-writing prospectus that we have filed with the Securities and Exchange Commission, or the SEC. We have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Until          , 2010 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Our Business

We are a China-based fabless semiconductor company that designs, develops, and markets radio-frequency and mixed-signal semiconductors for a broad range of cellular, broadcast, and connectivity applications. According to iSuppli Corporation, an independent research firm, we are the second largest provider of analog application specific standard products (which include radio-frequency and mixed-signal semiconductors) for wireless communications based in Asia Pacific as measured by revenues in 2009. We shipped our first product in 2005, and our diversified product portfolio currently includes power amplifiers, transceivers and front-end modules, FM radio receivers, set-top box tuners, analog mobile television receivers, walkie-talkie transceivers, LNB satellite downconverters and Bluetooth system-on-chip.

Our core competency is the design of highly integrated, high-performance radio-frequency and mixed-signal system-on-chip. We have developed our core competency through a combination of technical know-how, system and application level knowledge and expertise in mixed-signal integrated circuits which convert real-world analog signals, such as sound and radio waves, into digital signals that electronic products can process. Through internal development and licensing, we have assembled an extensive library of radio-frequency, mixed-signal, and digital signal processing building blocks, which enables us to develop our comprehensive system-level intellectual property. Our system-level intellectual property includes FM, Bluetooth, WiFi, GPS, analog mobile television, China multimedia mobile broadcasting (CMMB), digital audio broadcast (DAB), and other radio-frequency components including 2G and 3G transceivers, digital video broadcast-terrestrial (DVB-T) and digital video broadcast-satellite (DVB-S) tuners, and power amplifiers. Our technology platform, comprising of all the above, enables us to improve our design efficiency, increase the productivity of our engineers and develop new products quickly to meet customer requirements.

We currently have more than 500 customers, almost all of which are located in our primary market, China. Since our inception, over 800 million units of our products have been incorporated into mobile handsets, set-top boxes, MP3 players and other wireless and consumer electronic devices and sold in China, Southeast Asia, India, the Middle East, Africa, Russia, and Latin America. Our customers include all of the top 10 branded handset manufacturers in China in terms of number of units sold in the first half of 2010 as measured by iSuppli, including ZTE Corporation, Huawei Technologies Co. Ltd., Beijing Tianyu Communication Equipment Co., Ltd., and TCL Communication Technology Holdings Limited, and all of the top 20 design houses in China in terms of number of units sold in the first half of 2010 as measured by iSuppli, including Longcheer Holdings Limited, Shenzhen Huiye Communications Technologies Co., Ltd., Shenzhen Tinno Mobile Technology Co., Ltd. and Wingtech Group. According to a report we commissioned from iSuppli, which we refer to as the iSuppli Report, we were the leading supplier of FM radio receivers and DVB-S satellite tuners, the second-largest supplier of Bluetooth system-on-chip and the third-largest supplier of power amplifiers to Chinese manufacturers in the six months ended June 30, 2010, each as measured in terms of units shipped.

We have grown significantly since our inception. We recorded revenue of $118.4 million and net income of $11.3 million in 2009, and revenue of $76.2 million and net income of $8.4 million in the six months ended June 30, 2010.

Our Industry

Wireless communications technologies have evolved through generations of wireless protocols. Most mobile handsets are based on 2G (including 2.5G and 2.75G) technologies, while the increasing availability and adoption of 3G services will lead to greater demand for handsets based on 3G technologies. According to the iSuppli Report, 2G technology is expected to remain the dominant standard in emerging markets and will make up 44% of total mobile handset shipments worldwide in 2014.

A parallel industry development has been the increasing connectivity, computing and multimedia capabilities of mobile handsets, broadly defined as smartphones or rich feature handsets, for both 2G and 3G technologies. There is growing worldwide demand for smartphones due to the sophisticated computing capabilities, enhanced user interfaces, rich multimedia experiences, and proliferation of internet-centric applications of these devices. The creative use of these features enhances user experience and drives the sale of both 2G and 3G mobile handsets. The attach rates of these rich features are growing, and we believe most of these features will eventually become standard offerings in 2G and 3G mobile handsets.

As mobile handset designs incorporate more diverse functions and advanced computing capabilities, manufacturers compete to include the largest number of functions while minimizing space requirements and power consumption. This creates two significant challenges for semiconductor companies. This challenge is addressed by baseband and application processor companies using digital semiconductor technologies. The first challenge is how to use the most advanced process technology to develop powerful processors that can run increasingly complex software to deliver sophisticated computing, multimedia and graphics on mobile handsets. The second challenge lies in integrating multiple radio-frequency and mixed-signal technologies into complex wireless system-level products. The design turnaround time, development cost and technical difficulty of integrating radio-frequency and mixed-signal technologies are significantly greater. To effectively address these challenges requires expertise in both radio-frequency and mixed-signal semiconductor design.

Chinese domestic branded and “white box” mobile handset manufacturers have grown significantly and accounted for 31.1% of the 1.3 billion units of mobile handsets shipped worldwide in 2009, according to the iSuppli Report. “White box” refers to products sold under a “no-name” brand or without a brand name. In addition to serving the domestic market, Chinese mobile handset manufacturers have significantly increased their exports to other emerging markets. The iSuppli Report forecasts that shipments by Chinese branded and white box handset manufacturers will grow from 404 million units in 2009 to 704 million units in 2014, representing a compound annual growth rate, or CAGR, of 11.8%.

Initially, the majority of Chinese mobile handset manufacturers targeted domestic consumers. As the domestic market in China developed, branded manufacturers grew in market share relative to white box manufacturers. At the same time, significant demand existed in the export markets, primarily in emerging countries, which has led to further expansion of total mobile handset shipment volumes by Chinese manufacturers. Exports include both branded manufacturers in China seeking international business on a private-label basis with mobile operators and leading brands in these export markets, as well as white box manufacturers that sell internationally on a no-name basis.

These developments have led to a dramatic growth in the number of new mobile handset manufacturers in China and a steep increase in total mobile handset shipments by these China-based manufacturers. We believe that the rise of the Chinese branded and white box manufacturers is a globally disruptive industry trend. Wireless semiconductor companies compete on significantly different parameters to address customer needs in this target market.

Mobile handset manufacturers in China place different demands on their semiconductor suppliers than do those based elsewhere, such as: different product cost/performance trade-offs; higher levels of support; flexible logistic and distribution arrangements; and accelerated product cycles. For the mobile handset semiconductor industry, we believe this has created an advantage for locally based suppliers who are closer to the customers, better understand the market environment, and can build their business to address the needs of customers with these different requirements.

Our Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•	Advanced radio-frequency design capabilities;

•	Wireless system-on-chip technology platform;

•	Track record of delivering highly integrated products;

•	Broad product portfolio and proven product development ability;

•	Local sales, service and engineering advantage; and

•	Strong engineering team led by experienced management team.

Our Strategies

We intend to build upon our competitive position serving China’s mobile handset market and leverage our radio-frequency design expertise to become a leading provider of semiconductor products in the global cellular, broadcast, and connectivity markets. While we plan to continue to focus on mobile handsets, we will also continue to address specialty markets outside of mobile handsets where highly integrated single chip solutions can replace discrete components.

We plan to achieve our objective by pursuing the following strategies:

•	Develop highly integrated products;

•	Expand our offerings with high-margin products;

•	Maintain and expand our customer base;

•	Reduce our costs of production;

•	Recruit, develop and retain highly productive engineers; and

•	Selectively pursue acquisitions.

Our Challenges

Our ability to realize our business objectives and execute our strategies is subject to risks and uncertainties, including the following:

•	Because we do not have long-term commitments from our customers, we must estimate customer demand, and our ability to accurately forecast demand for and sales of our products is limited, which may have a material adverse effect on our inventory levels, sales, and results of operations.

•	If we fail to develop and introduce new products and enhancements or to manage product transitions, or if our products do not achieve market acceptance on a timely basis or at all, our ability to attract and retain customers could be impaired and our competitive position may be harmed, which could have a material adverse effect on our revenue and results of operations.

•	The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could result in lower revenue and gross margins.

•	If our competitors bundle the sale of or integrate their products, or if we cannot integrate the features or functions that our customers demand, or if we are not otherwise able to compete effectively, we may be unable to increase or maintain revenue and market share.

•	If our customers do not comply with the regulations of the countries in which they sell their products, they may be unable to continue to sell their products in those countries and their demand for our products may decline, which could have a material adverse effect on our revenue and results of operations.

•	Changes in industry standards could limit our ability to sell our products and force us to write down our inventory.

•	We do not expect to sustain our recent rates of growth in revenue.

•	Our limited operating history may not serve as an adequate basis to assess our future prospects and results of operations.

Please see “Risk Factors” for these and other risks and uncertainties that we face.

Corporate Information

Our principal executive offices are located at Suite 302, Building 2, 690 Bibo Road, Pudong District, Shanghai 201203, People’s Republic of China. Our telephone number at this address is (86-21) 5027-1108. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, George Town, Grand Cayman KY1-1111, British West Indies. Our agent for service of process in the United States is Law Debenture Corporate Services Inc.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.rdamicro.com. The information contained on our website is not a part of this prospectus.

The Offering

Offering price	We currently estimate that the initial public offering price will be between $ and $ per ADS.

ADSs offered by us	ADSs

ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)

Ordinary shares outstanding immediately after this offering	shares

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)

The ADSs	Each ADS represents ordinary shares, par value $0.01 per share.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs.

Use of proceeds	We plan to use the net proceeds we receive from this offering for working capital and other general corporate purposes, including to finance our growth, develop new products, and fund capital expenditures. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Lock-up	We and our directors, executive officers and shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of 180 days following the date of this prospectus. See “Underwriting” for more information.

Reserved ADSs	At our request, the underwriters have reserved up to an aggregate of ADSs for sale at the initial public offering price to our directors, officers, employees, business associates and related persons through a directed share program.

Proposed Nasdaq Symbol	We have applied to have the ADSs listed on the Nasdaq Global Market under the symbol “RDA.” Our ADSs and ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2010.

Depositary	Citibank, N.A.

The           ordinary shares outstanding immediately after this offering:

•	assumes conversion of all outstanding Series A, Series B and Series C convertible redeemable preferred shares into 157,629,642 ordinary shares immediately prior to the completion of this offering;

•	assumes no exercise of the underwriters’ over-allotment option;

•	excludes 16,984,871 ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus at a weighted average exercise price of $0.1844 per share, 5,816,402 ordinary shares issuable pursuant to our restricted share unit grants and 794,213 restricted shares outstanding as of the date of this prospectus; and

•	excludes 23,505,452 ordinary shares reserved for future issuances under our share incentive plans.

Our Summary Consolidated Financial and Operating Data

The following summary consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the summary balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statement of operations data for the six months ended June 30, 2009 and 2010 and the following summary consolidated balance sheet data as of June 30, 2010 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial data. The unaudited summary financial data include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments that are necessary for a fair presentation of the financial position and the results of operations for the interim unaudited periods. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended			For the Six Months Ended
	December 31,			June 30,
	2007	2008	2009	2009	2010
	(in thousands, except for share, per share and per ADS data)

Summary Consolidated Statement of Operations Data:
Revenue	$13,664	$55,500	$118,373	$45,883	$76,191
Cost of revenue	(8,819)	(37,555)	(87,410)	(33,730)	(55,286)

Gross profit	4,845	17,945	30,963	12,153	20,905
Operating expenses:
Research and development expenses(1)	(7,071)	(13,198)	(14,475)	(7,015)	(8,259)
Selling, general and administrative expenses(1)	(2,108)	(4,518)	(4,649)	(1,947)	(3,014)

Total operating expenses	(9,179)	(17,716)	(19,124)	(8,962)	(11,273)

Income (loss) from operations	(4,334)	229	11,839	3,191	9,632

Income (loss) before income tax expense	(4,346)	203	11,683	3,055	9,646
Income tax benefit (expense)	(155)	454	(377)	(76)	(1,273)

Net income (loss)	$(4,501)	$657	$11,306	$2,979	$8,373

Accretion/deemed dividend on convertible redeemable preferred shares	(1,348)	(2,179)	(9,479)	(2,603)	(6,562)
Net income (loss) attributable to ordinary shareholders	$(5,849)	$(1,522)	$1,827	$376	$1,811

Weighted average number of ordinary shares used in per share calculations
Basic	37,434,517	37,434,517	38,671,413	37,434,517	51,471,454
Diluted	37,434,517	37,434,517	58,901,016	48,964,267	66,043,660

	For the Year Ended			For the Six Months Ended
	December 31,			June 30,
	2007	2008	2009	2009	2010
	(in thousands, except for share, per share and per ADS data)

Earnings (loss) per ordinary share
Basic	$(0.16)	$(0.04)	$0.05	$0.01	$0.04
Diluted	$(0.16)	$(0.04)	$0.03	$0.01	$0.03
Earnings (loss) per ADS(2)
Basic
Diluted

Notes: (1)	Share-based compensation was allocated in operating expenses as follows (in thousands of $):

Research and development	—	2,739	532	252	286
Selling, general and administrative	—	999	310	139	164

(2)	Each ADS represents ordinary shares.

For the Six
Months Ended
June 30
2010

Other Financial Data:
Weighted average number of ordinary shares used in pro forma per share calculations (unaudited)
Basic	209,101,096
Diluted	223,673,302
Pro forma earnings per ordinary share (unaudited)(1)
Basic	$0.04
Diluted	$0.04
Pro forma earnings per ADS (unaudited)(1)(2)
Basic
Diluted

Notes: (1)	The unaudited pro forma earnings per share and per ADS give effect to the conversion of all of our outstanding Series A, Series B and Series C convertible redeemable preferred shares into 157,629,642 ordinary shares as of January 1, 2010.
(2)	Each ADS represents ordinary shares.

	As of December 31,			As of June 30,
	2007	2008	2009	2010
					Pro Forma
	Actual	Actual	Actual	Actual	As Adjusted(1)
	(in thousands)

Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,018	$13,170	$24,638	$21,394
Accounts receivable	3,207	4,894	4,603	9,053
Inventories	4,026	8,082	25,403	29,943
Total assets	17,157	28,674	60,271	76,132
Accounts payable	2,322	7,609	20,183	19,499
Total liabilities	7,227	13,976	33,291	35,638
Convertible redeemable preferred shares:
Series A	11,974	12,880	12,880	12,880
Series B	5,886	6,281	6,281	6,281
Series C	10,703	11,157	11,157	11,157
Total shareholders’ equity/(deficit)(2)	(18,633)	(15,620)	(3,338)	10,176

Notes: (1)	The unaudited consolidated balance sheet data as of June 30, 2010 are adjusted to give effect to (i) the automatic conversion of all of our outstanding Series A, Series B and Series C convertible redeemable preferred shares into 157,629,642 ordinary shares immediately upon the completion of this offering and (ii) the sale of ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of $ per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $ per ADS would increase (decrease) total shareholders’ equity by $ million.

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

Because we do not have long-term commitments from our customers, we must estimate customer demand, and our ability to accurately forecast demand for and sales of our products is limited, which may have a material adverse effect on our inventory levels, sales and results of operations.

We typically sell products pursuant to purchase orders and do not have long-term purchase commitments. Customers generally expect our products to ship within days after they place an order. We have limited visibility as to the volume of our products that our customers will sell to their customers or carry in their inventory and cannot accurately predict what or how many products our customers will need in the future. Anticipating demand is difficult because our customers face volatile pricing and unpredictable demand for their own products. We typically have to place orders with foundries eight or more weeks before we can receive the finished products, and we generally maintain four weeks’ inventories. Our forecasts are based on multiple assumptions, each of which may introduce error into our estimates. If we overestimate customer demand, we may order products that we may not be able to sell and be left with excess inventory, which would reduce our gross margins and adversely affect our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would forgo revenue opportunities and potentially lose market share and damage our customer relationships. For example, in the fourth quarter of 2008, due to the global financial crisis, we were relatively cautious in our forecast for the first quarter of 2009, and when orders exceeded our expectations starting from January 2009, we were unable to secure all of the foundry capacity necessary for us to fulfill customer orders. As a result, we had to forego some sales. In the fourth quarter of 2009, as we had overestimated the demand for our analog mobile television receiver, which was a newly launched product, we wrote down our excess inventory and recorded a loss for non-cancelable purchase commitments in an aggregate of $1.9 million.

If we fail to develop and introduce new products and enhancements or to manage product transitions, or if our products do not achieve market acceptance on a timely basis or at all, our ability to attract and retain customers could be impaired and our competitive position may be harmed, which could have a material adverse effect on our revenue and results of operations.

The markets for semiconductors generally, and for radio-frequency and mixed-signal semiconductors in particular, are characterized by rapidly changing technology, evolving industry standards, rapid changes in customer requirements and frequent product introductions. We must continually design, develop and introduce new products with improved features in a cost-effective manner to be competitive, which requires us to devote substantial financial and other resources to research and development. Our research and development expense was $7.1 million in 2007, $13.2 million in 2008 and $14.5 million in 2009, representing 77.0%, 74.5%, and 75.7% of our operating expenses during those three periods, respectively, and $8.3 million in the six months ended June 30, 2010, representing 73.3% of our operating expenses for that period. If we do not continue to make substantial investments in research and development, we may not remain competitive. Our strategies to reduce our costs through the development of products utilizing our integrated passive device (IPD) technology and the migration to more advanced process technologies will necessitate substantial investments in research and development. However, if our investments in research and development do not result in new products and enhancements that meet customer needs in a timely manner, or at all, our results of operations and financial condition may be materially adversely affected.

Our current and future products may not achieve market acceptance or adequately address the changing needs of the market, and we may not be successful in developing and marketing new products or enhancements to our existing products on a timely and cost-effective basis. The introduction of products incorporating new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete and unmarketable. Inventory is particularly susceptible to obsolescence in our industry due to the rapid pace of innovation. For example, one of our competitors introduced a new model of FM radio receiver in 2008 and cut the prices of its existing model, and we reduced the price of our FM radio receiver as a result. Similarly, our analog mobile television receiver did not achieve wide market acceptance when it was initially introduced, which also led to our cutting its price and writing down inventory. In addition, if we or our customers are unable to manage product transitions in a timely and cost-effective manner, our business and results of operations will suffer.

The development of our products is highly complex. Occasionally, we have experienced delays in completing the development and introduction of new products and product enhancements, and we could experience delays in the future. Unanticipated problems in developing products could also divert substantial research and development and engineering resources, which may impair our ability to develop new products and enhancements and could substantially increase our costs. Even if we introduce new and enhanced products to the market, we may not be able to achieve market acceptance of these products in a timely manner or at all.

The average selling prices of products in our markets have historically decreased rapidly and will likely continue to do so in the future, which could result in lower revenue and gross margins.

The products we develop and sell are subject to rapid declines in average selling prices over the life of the products. Competitors quickly introduce new products to compete with our products, and sometimes competitors will anticipate our entry into a market and start to lower the prices on their products before our entry. We have historically decreased the average selling prices of many of our products in order to meet market demand and under competitive pressures, and we expect that we will need to continue to reduce prices in the future to remain competitive. For example, the average selling price for our Bluetooth system-on-chip declined suddenly after a competitor aggressively cut the prices for its integrated baseband and Bluetooth product in the second half of 2009, which adversely affected our gross margin for 2009 and the first half of 2010. Similarly, the average selling price for our analog mobile television receiver declined more rapidly than we had expected in the first half of 2010 as more companies introduced competing products and market acceptance was not as strong as expected. Because we do not operate our own manufacturing, testing, or packaging facilities, we may not be able to reduce our cost of goods sold as rapidly as companies that operate their own facilities, and our costs may increase, which would reduce our margins. Our financial results will suffer if we are unable to offset any future reductions in our average selling prices by increasing our unit sales volumes, reducing our per unit costs, or developing new or enhanced products on a timely basis with higher selling prices or gross profit. While gross profit may decline as a result of reductions in average selling prices, we may continue to incur research and development costs at higher or existing levels to develop new products. Such continued spending would have an adverse impact on our results of operations if our revenue does not continue to grow or our gross margins decline. We expect to continue to face price pressure on our products, and there is no assurance that our gross margins will not continue to decline in the future.

If our competitors bundle the sale of or integrate their products, or if we cannot integrate the features or functions that our customers demand, or if we are not otherwise able to compete effectively, we may be unable to increase or maintain revenue and market share.

We may not be able to compete successfully against current or potential competitors. Some of our competitors with multiple product lines bundle the sale of or integrate their products, which may allow them to price competing products more aggressively or increase their market share. For example, a competitor aggressively cut the prices for its integrated baseband and Bluetooth product in the second half of 2009, which caused the average selling price for our Bluetooth system-on-chip to decline suddenly. Some of our competitors may design their products to make it more difficult for customers to use products from third parties such as us. We expect that semiconductors will become increasingly highly integrated, and if we cannot provide semiconductors that integrate the features or functions that our customers demand, we may be unable to compete effectively. In addition, some of our larger competitors may be able to provide greater incentives to customers through rebates and similar programs, which may make it difficult for us to gain or maintain market share. Furthermore, we compete with large semiconductor companies who offer a wide range of stand-alone and integrated semiconductor solutions in our markets and with companies that compete with us in one particular product or product family. As we enter new markets, we may face new competitors. Many of our current and potential competitors have longer operating histories and significantly greater financial, manufacturing, technical, marketing, sales and other resources than we do. This may allow them to respond more quickly than us to new or emerging technologies or changes in industry standards or customer requirements. In addition, these competitors may have greater credibility with our existing and potential customers. If we cannot compete effectively, we may be unable to increase or maintain revenue and market share.

If our customers do not comply with the regulations of the countries in which they sell their products, they may be unable to continue to sell their products in those countries and their demand for our products may decline, which could have a material adverse effect on our revenue and results of operations.

Our customers sell products in many different countries in the world. We cannot assure you that our customers have complied or will comply with regulatory requirements in all the countries in which they sell their products, and if such countries promulgate new regulations or more stringently enforce existing regulations, some of our customers may be unable to continue to sell their products in those countries. For example, in June 2009, the government of India announced that it was banning the import of mobile phones that lacked a valid international mobile equipment identity (IMEI) number, a unique 15-digit code that identifies a mobile phone. Some handset manufacturers, particularly “white box” manufacturers, have sold handsets without obtaining valid IMEI numbers or otherwise complying with all the regulatory requirements in the countries in which their handsets are sold, including India. If our customers, many of whom are “white box” manufacturers, are unable to continue to sell their products, demand for our products may decline, which could have a material adverse effect on our revenue and results of operations. Similarly, when the PRC government announced in December 2009 that it would require satellite television set-top boxes to meet conditional access system standards beginning in January 2010, our customers’ products that did not meet those standards were rendered obsolete. The resulting decline in demand for our customers’ set-top boxes in turn led to a drop in demand for our DVB-S satellite tuners and adversely affected our revenues and gross margin. In 2010, the Chinese government cracked down on certain Chinese handset manufacturers for not paying applicable import duties and for installing malware on their handsets, which disrupted production by these manufacturers and caused a slowdown in mobile phone shipments in June 2010, which in turn affected demand for our products.

Changes in industry standards could limit our ability to sell our products and force us to write down our inventory.

The markets for semiconductors are characterized by rapidly evolving industry standards. We must continuously develop new products or upgrade our existing products to keep pace with these evolving standards. Changes in industry standards, or the development of new industry standards, may make our products obsolete.

Our products comprise only a part of an electronic device. All components of these devices must uniformly comply with industry standards in order to operate efficiently together. We depend on companies that provide other components of the devices to support prevailing industry standards. Many of these companies are significantly larger and more influential in driving industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our customers or end users. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected, which would harm our business.

Where standards are controlled by the government, as in the PRC, changes in those standards can be difficult to predict, and they may be implemented without much advance notice, as when the PRC government announced in December 2009 that it would require satellite television set-top boxes to meet conditional access system standards beginning in January 2010. Even when standards will be phased out after considerable advance notice, however, the effect on demand for products that utilize those standards can be immediate. For example, after the PRC government announced in January 2009 that PRC operators would terminate personal handy-phone system (PHS) networking services by 2011, demand for PHS products dropped significantly in a short period of time, and we wrote down $0.8 million of PHS inventory in 2009 as a result.

Because it is not practicable to develop products that comply with all current standards and new standards that may be adopted in the future, our ability to compete effectively will depend on our ability to select industry standards that will be widely adopted by the market and to design our products to support those relevant industry standards. We may be required to invest significant effort and to incur significant expense to redesign our products to address relevant standards, and we may lose market share if we do not redesign our products quickly enough. If our products do not meet relevant industry standards that are widely adopted for a significant period of time, our results of operations, business, and prospects would be adversely affected.

We do not expect to sustain our recent rates of growth in revenue.

We have experienced significant growth in revenue in a short period of time. Our revenue increased from $13.7 million in 2007 to $55.5 million in 2008 and $118.4 million in 2009, and we recorded revenues of $76.2 million for the six months ended June 30, 2010. We may not achieve similar rates of growth in revenue in future periods. You should not rely on our results of operations for any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our results of operations could suffer and the trading price of our ADSs could decline. Although we were profitable for 2009 and the six months ended June 30, 2010, we cannot assure you that our results of operations will not be adversely affected in any future period.

Our limited operating history may not serve as an adequate basis to assess our future prospects and results of operations.

We have a limited operating history. We were founded in 2004 and our senior management and key employees have worked together at our company for only a few years. Our limited operating history makes the prediction of our future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. Our business model, technology and ability to achieve satisfactory financial results are unproven. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in China.

If we are unable to manage our growth effectively, our business and financial results may be adversely affected.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce and manage our relationships with customers, foundries, distributors, and testing and packaging vendors. All of these endeavors will require substantial management efforts and skills and require significant additional expenditures. We cannot assure you that we will be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business and financial results.

We depend on independent foundries to manufacture our products, and any failure to obtain sufficient foundry capacity could significantly delay our ability to ship our products and damage our customer relationships.

Access to foundry capacity is critical to our business because we are a fabless semiconductor company. We depend on a number of independent foundries to manufacture our semiconductor wafers, including Taiwan Semiconductor Manufacturing Company Limited (TSMC) in Taiwan, Semiconductor Manufacturing International Corporation (SMIC) in China, GlobalFoundries in Singapore and IBM in the United States for our CMOS products and WIN Semiconductors in Taiwan and TriQuint in the United States for our gallium arsenide products.

Because we outsource our manufacturing, we face several significant risks, including:

•	constraints in or unavailability of manufacturing capacity;

•	limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and

•	the unavailability of, or potential delays in obtaining access to, key process technologies.

For example, we were unable to secure enough manufacturing capacity for many of our products during the first six months of 2009. We had reduced our inventory levels in the fourth quarter of 2008 due to the uncertainty from the global financial crisis, and when there was an increase in customer orders in first six months of 2009, competition for foundry capacity from other fabless semiconductor companies prevented us from obtaining the manufacturing capacity that we needed. The shortage in manufacturing capacity caused delays in the shipment of our products, and some of our customers cancelled their orders as a result.

The ability of foundries to provide us with semiconductor wafers is limited at any given time by their available capacity. We do not have a guaranteed level of manufacturing capacity with foundries and it is generally difficult to accurately forecast our capacity needs. We do not have a long-term agreement with foundries and we place our orders on a purchase order basis. As a result, if foundries raise their prices or are not able to meet our required capacity for various reasons, including natural disasters or shortages or delays in shipment of semiconductor equipment or materials used by foundries to manufacture our semiconductors, or if our business relationship with any of the foundries we currently use deteriorates, we may not be able to obtain the required capacity from it and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. For gallium arsenide products such as our power amplifiers, WIN Semiconductors and TriQuint are currently the only two foundries that are able to meet our needs, and alternatives are unlikely to be available.

Qualifying new foundries, if such are available, exposes us to additional risks. Using foundries with which we have no established relationships could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation. We place our orders on the basis of our customers’ purchase orders and sales forecasts; however, foundries can allocate capacity to the production of other companies’ products and reduce deliveries to us on short notice. It is possible that certain customers of the foundries we use may be larger than we are, or that have long-term agreements with such foundries, and as a result may receive preferential treatment from the foundries in terms of price, capacity allocation and payment terms. Reallocation of capacity by foundries to its other customers could impair our ability to secure the supply of semiconductors that we need, which could significantly delay our ability to ship our products, reduce our revenue, and damage our customer relationships. In addition, if we do not accurately forecast our capacity needs, foundries may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could adversely affect our business, results of operations or financial condition.

If our third-party foundries do not achieve satisfactory yields or quality, our relationships with our customers and our reputation will be harmed.

The manufacturing of semiconductor wafers is a complex and technically demanding process. The foundries we use have from time to time experienced manufacturing defects and reduced manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by the foundries we use could result in lower than anticipated manufacturing yields or unacceptable performance. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Poor yields from the foundries we use could lead to defects, integration issues, or other performance problems in our products, which could cause us significant customer relations and business reputation problems, harm our financial results, and result in financial or other damage to our customers. Our customers could also seek damages from us for their losses, which would harm our reputation and our relationships with our customers.

We may experience difficulties in transitioning to smaller geometry process technologies, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

To reduce our cost of revenues and improve our gross margin, we expect to continue to transition our semiconductor products to increasingly smaller line width geometries. This transition requires us to redesign some of our products. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. We have begun to migrate from 130 nanometer to 110 nanometer geometry processes and are developing Bluetooth and other products to be manufactured using 55 nanometer processes in 2011. Shifting to smaller geometry process technologies or new manufacturing processes may result in reduced manufacturing yields, delays in product deliveries and increased expenses, particularly higher mask and prototyping costs as well as additional expenditures for engineering design tools and related computer hardware.

We are dependent on our relationships with third-party foundries to transition to smaller geometry processes successfully. We cannot assure you that the foundries that we use will be able to effectively manage the transition in a timely manner, or at all, or that we will be able to maintain our existing foundry relationships or develop new ones. If we or any of our third-party foundries experience significant delays in this transition or fail to efficiently implement this transition, we could experience reduced manufacturing yields, delays in product deliveries and increased expenses, all of which could harm our relationships with our customers and our results of operations.

The loss of the services of our independent testing, and packaging vendors could significantly disrupt our shipments, harm our customer relationships and reduce our sales.

We use a number of different independent vendors to carry out testing, and packaging functions, including United Test and Assembly Center Ltd (UTAC), Advanced Semiconductor Engineering, Inc. (ASE), Unisem (M) Bhd, Sigurd Microelectronics Co., and Carsem (M) Sdn Bhd. We do not directly control our product delivery schedules or quality assurance and control. They also test and package products for other companies, including our competitors. We do not have long-term agreements with independent testing and packaging vendors that guarantee us access to capacity. We typically procure services from our vendors on a per-order basis. Since we do not have long-term agreements with the independent testing and packaging vendors that we use, they may give priority to orders from other customers when demand for their service is high. If any of our vendors experiences capacity constraints or financial difficulties, raises its prices, suffers any damage to its facilities, is acquired and restructures its business or terminates its relationship with us, or if there is any other disruption of testing and packaging capacity, we may have to seek alternative services, which may not be available on commercially reasonable terms, or at all, or which may expose us to risks associated with qualifying new vendors. We currently estimate that it would take us three to six months to locate and qualify a new testing and packaging vendor. Because of the amount of time that it takes us to qualify third-party testing and packaging vendors, we could experience significant delays in product shipments if we are required to find alternative vendors for our products on short notice. In addition, we may be required to pay higher testing and packaging costs. Any problems that we may encounter with the delivery or quality of our products could damage our reputation, cause us to lose customers, and adversely affect our business and financial results.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued efforts of our executive officers and key employees, especially Mr. Vincent Tai, our co-founder and chief executive officer, and Mr. Shuran Wei, our co-founder and chief technology officer. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we may not be able to replace them easily, in a timely manner, or at all. Our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-compete provisions. However, if any dispute arises between our executive officers and us, we cannot assure you that we would be able to enforce these non-compete provisions in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “— Risks Relating to Doing Business in China — Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly technical personnel with expertise in the radio-frequency and mixed-signal semiconductor industry. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified technical staff or other highly-skilled employees that we will need to achieve our strategic objectives. As we are still a relatively young company, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract, train, and retain qualified personnel, our business may be materially and adversely affected.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Currently, entities affiliated with Warburg Pincus beneficially own approximately 68% of our outstanding share capital. Upon the completion of this offering, Warburg Pincus will beneficially own an aggregate of     % of our outstanding share capital. As a result, Warburg Pincus has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Warburg Pincus may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering. For more information regarding our principal shareholders and their affiliated entities, see “Principal and Selling Shareholders.”

In addition, we are a “controlled company” as defined under Nasdaq Global Market rules because Warburg Pincus beneficially owns more than 50% of our outstanding ordinary shares. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules:

•	an exemption from the rule that a majority of our board of directors must be independent directors;

•	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, our independent directors may not have as much influence over our corporate policy as they would if we were not a controlled company.

Our products are becoming more complex and defects or errors in our products could result in unexpected expenses or loss of customers, adversely affecting our results of operations and market share.

Highly complex products such as our radio-frequency and mixed-signal semiconductors and the related reference designs we provide to our customers may contain defects and errors when they are first introduced or as new versions are released. We have experienced these defects and errors from time to time in the past, and may again in the future. If any of these problems are not found until after we have commenced volume production of a new product, we may be required to incur additional development costs and product recall, repair and replacement costs. If any of our products sold to customers have reliability, quality, or compatibility problems, we may be unable to correct these problems in a manner satisfactory to our customers, if we are able to correct these problems at all. As our products become more complex, we face higher risk of undetected defects. Any errors or defects in our products, or the perception that there may be errors or defects in our products, could result in customers rejecting our products, damage to our reputation, lost revenue, diversion of development resources, and increases in customer service and support costs and other expenses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend. In addition, defects in our existing or new products could result in significant support, repair or replacement costs, and divert the attention of our engineering personnel from our product development efforts.

Our gallium arsenide semiconductors may cease to be competitive with CMOS-based alternatives.

As a significant part of our product portfolio, we design and sell gallium arsenide semiconductor devices and components, principally power amplifiers and switches. The production of gallium arsenide semiconductors is more costly than the production of ones that use “complementary metal oxide semiconductor” (CMOS) technology. Some of our competitors offer or are currently developing CMOS-based power amplifiers. If we do not continue to offer products that provide sufficiently superior performance to justify the cost differential, our results of operations may be materially and adversely affected. We expect the costs of producing gallium arsenide devices will continue to exceed the costs of producing their CMOS-based counterparts. CMOS-based semiconductor technologies are widely used process technologies for certain semiconductors and these technologies continue to improve in performance. We may not continue to identify products and markets that require performance attributes of gallium arsenide solutions.

We will have difficulty selling our products if customers do not design our products into their product offerings.

Our products are not sold directly to the end-users, but are components or subsystems of other products. Our products are generally incorporated into our customers’ products at the design stage. As a result, we rely on our customers to select our products from among alternative offerings to be designed into the products they sell. If they do not include our products in their designs, we will have difficulty selling our products. Even after a customer designs our products into the products it sells, the customer is not obligated to purchase our products and can choose at any time to reduce or discontinue their use of our products, for example if its own products are not commercially successful, or for any other reason. In addition, we often incur significant expenditures on the development of a new product without any assurance that our product will be designed into our customers’ products. Once a customer designs a competitor’s product into its product offering, it becomes significantly more difficult for us to sell our products to that customer because changing suppliers involves significant cost, time, effort and risk for the customer. Our customers may not continue to design our products into their products or we might not be able to convert any such design into actual sales, either of which could materially and adversely affect our results of operations.

Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation expenses or licensing expenses or be prevented from selling certain of our products if these claims are successful.

In the ordinary course of our business, we may receive claims of infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. We may be unaware of intellectual property rights of others that may cover some of our technology, products and services. Third parties may claim that we or our customers are infringing or contributing to the infringement of their intellectual property rights. We or our customers may be required to obtain licenses for such patents and if we need to license any such patents, we could be required to pay royalties on certain of our products. There can be no assurances that if we are required to obtain patent licenses to develop and sell our products, we will be able to obtain such patent licenses on commercially reasonable terms or at all, or if our customers are required to obtain such patent licenses, our customers’ businesses will not be adversely affected. Our inability to obtain these patent licenses on commercially reasonable terms or at all could have a material adverse impact on our business, results of operations, financial condition or prospects.

We have in the past received several claims that we have infringed on the intellectual property rights of other parties. Such other parties may bring lawsuits against us if we refuse to settle with them. Skyworks Solutions, Inc., a semiconductor company, has filed two lawsuits against us in the Beijing No. 1 Intermediate People’s Court claiming that we infringe two of their patents filed in China relating to the packaging of certain semiconductors. We believe that we have not infringed any valid claims of either of the two patents and we are prepared to contest their claims vigorously. We do not believe the outcome of the lawsuits would have a material adverse effect on our business or financial condition, as the total damages claimed in the two lawsuits amount to RMB2 million (approximately US$0.3 million) and the claims only specify one product, which is an older product that we no longer produce. However, we cannot assure you that we would prevail in this lawsuit or in any other lawsuit, or amendment to this lawsuit, that may be brought against us in the future or that such lawsuits may not be material.

Any litigation regarding patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. Because of the complexity of the technology involved and the uncertainty of litigation generally, any intellectual property litigation involves significant risks. Moreover, patent litigation has increased in recent years due to the increased numbers of cases asserted by intellectual property licensing entities and increasing competition and overlap of product functionality in our markets. If there is a successful claim of intellectual property infringement against us, we might be required to pay substantial damages to the party claiming infringement, refrain from further sale of our products, develop non-infringing technology or enter into costly royalty or license agreements on an on-going basis or indemnify our customers. However, we may not be able to obtain royalty or license agreements on terms acceptable to us or at all. Parties asserting infringement claims may also be able to obtain an injunction against development and sale of our products that contain the allegedly infringing intellectual property. We are required under our distribution agreements to indemnify our distributors and customers for any losses they suffer or any costs they incur due to our products having infringed intellectual property rights. Any intellectual property litigation or successful claim could have a material adverse effect on our business, results of operations or financial condition.

To the extent that we are subject to a patent infringement or other lawsuits in China, it may be difficult for us to evaluate the outcome of court proceedings and we may not enjoy the level of legal protection that we would in more developed legal systems. See “— Risks Relating to Doing Business in China — Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

We rely upon third parties for technologies that are integrated into some of our products, and if we are unable to continue to use these technologies and future technologies, our ability to design and sell technologically advanced products would be limited.

We rely on third parties for technologies that are integrated into some of our products. Our ability to keep pace with the rapidly evolving market depends on our ability to obtain such technologies from third parties on commercially reasonable terms to allow our products to remain competitive. If licenses to such technologies are not available on commercially reasonable terms and conditions, and we cannot otherwise integrate such technologies, our products or our customers’ products could become unmarketable or obsolete, and we could lose market share. In such instances, we could also incur substantial unanticipated costs or scheduling delays to develop or acquire substitute technologies to deliver competitive products.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

Our future success depends in part upon our proprietary technology. We seek to protect our technology through a combination of patents, copyrights, trade secrets, and confidentiality agreements. It is possible that any patents held by us may be invalidated, circumvented, or challenged. There can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. Existing patents are granted for prescribed time periods and will expire at various times in the future. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach.

It is often difficult to create and enforce intellectual property rights in China. Even where adequate laws exist in China, it may not be possible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a judgment or an arbitration award by a court of another jurisdiction, and accordingly, we may not be able to effectively protect our intellectual property rights or enforce agreements in China. In addition, the laws of other countries in which our products are sold may not protect our products and intellectual property rights to the same extent as the laws of the United States. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technology.

Any dispute involving intellectual property could also include our distributors or customers, which could trigger our indemnification obligations to them and result in substantial expense to us.

In any dispute involving intellectual property, our distributors or customers could also become the target of litigation. Because we have undertaken in our distribution agreements to indemnify our distributors and customers for intellectual property claims made against them for products incorporating our technology, any litigation could trigger these indemnification obligations and result in substantial expenses to us. Such litigation could severely disrupt or shut down the business of our distributors and customers, which in turn could hurt our relations with them and cause the sale of our products to decrease.

We currently sell substantially all of our products to customers through three independent, non-exclusive distributors, which exposes us to substantial credit risk as well as to the risk of material disruption to our sales operations.

We currently sell substantially all of our products to customers through three independent, non-exclusive distributors. These are Auctus Technologies Group Limited, Arrow Asia Pac Ltd. and Giatek Corporation Ltd. We expect the volume for Giatek Corporation Ltd. to decrease and we have signed new distribution agreements with China Achieve Limited and Versatech Microelectronics Limited. Our distributors maintain inventories of our products, provide storage, shipping, and other services to us, and provide payment terms to our customers. Sales to Auctus Technologies Group Limited, Giatek Corporation Ltd., and Arrow Asia Pac Ltd. accounted for 58%, 19%, and 15% of our revenues, respectively, in 2009 and 57%, 16% and 17% of our revenues, respectively, for the six months ended June 30, 2010. As of June 30, 2010, we had $9.1 million of accounts receivable, of which 50% were due from Auctus Technologies Group Limited, 0% from Giatek Corporation Ltd. and 35% from Arrow Asia Pac Ltd. As of June 30, 2010, we also had $29.9 million in inventory, some of which was held by these three distributors. Our agreements with our distributors are effective until terminated by either party and may be terminated by either party without cause with 30 days’ written notice. If any of our distributors were to default on its obligations and fail to pay our invoices or ship our products in a timely fashion, we may be unable to collect our accounts receivable, recover our inventory, or complete sales to the customers who had placed orders through that distributor, and we may find it difficult to replace that distributor.

We may be adversely affected by the cyclicality of the semiconductor industry.

Our industry is highly cyclical and is characterized by short product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns may reduce our revenue and result in us having excess inventory. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to limited third-party foundry, testing, and packaging capacity.

Demand for our products is highly dependent on the consumer electronics market, which is characterized by short product life cycles and subject to risks related to product transitions and supply of other components.

We derive almost all of our revenue from products that are used in consumer electronic devices, particularly mobile handsets. The consumer electronics market in general and the mobile handset market in particular are characterized by intense competition, rapidly changing technology, and continuously evolving consumer preferences. These factors result in the frequent introduction of new products, short product life cycles, and significant price competition. A decrease in demand for consumer electronics, especially a decrease in demand for mobile handsets, will also decrease demand for our products, which will adversely affect our business and results of operations.

The global financial and economic crisis may adversely affect our business, results of operations and financial condition.

The global financial markets have experienced significant disruptions since 2008, and most of the world’s major economies have been or are still in recession. To the extent that there has been improvement in some areas, it is unclear whether the recovery is sustainable. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of the world’s leading economies, including China’s. Demand for mobile handsets and other consumer electronics ultimately depends on employment and consumer spending, which have been less quick to respond to fiscal and monetary stimulus than have, for example, asset prices. Any prolonged slowdown in the Chinese economy or the economies to which our customers export their products may have a negative impact on our business, results of operations and financial condition in a number of ways. For example, our customers may decrease or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

Our results of operations are subject to substantial quarterly and annual fluctuations due to a number of factors that could adversely affect our business and the trading price of our ADSs.

Our revenue and results of operations have fluctuated and are likely to fluctuate in the future. These fluctuations may occur on a quarterly and on an annual basis and may be due to a number of factors, many of which are beyond our control. These factors include, among others:

•	changes in end-user demand for the products manufactured and sold by our customers;

•	the gain or loss of significant customers;

•	our ability to develop, introduce and market new products and technologies on a timely basis;

•	new product announcements and introductions by our competitors;

•	incurrence of research and development and related new product expenditures;

•	intellectual property disputes;

•	loss of key personnel or the shortage of available skilled workers; and

•	the effects of competitive pricing pressures, including decreases in average selling prices of our products.

The foregoing factors and other factors that might materially and adversely affect our quarterly or annual results of operations are difficult to forecast. We typically are required to incur substantial development costs in advance of a prospective sale with no certainty that we will ever recover these costs. A substantial amount of time may pass between the acceptance of our design and the generation of revenue related to the expenses previously incurred, which can potentially cause our results of operations to fluctuate significantly from period to period. In addition, a significant amount of our operating expenses are relatively fixed in nature due to our significant sales, research and development costs. If our strategies to reduce our costs through the development of products utilizing our integrated passive device technology and the migration to more advanced process technologies prove to be unsuccessful, our gross margin may decline.

In the future, we may pursue selective acquisitions to complement our organic growth, which may not be successful and may divert financial and management resources from more productive uses.

If we identify appropriate opportunities, we may acquire or invest in technologies, businesses or assets that are strategically important to our business or form alliances with key players in the semiconductor industry to further expand our business. If we decide to pursue a strategy of selective acquisitions, we may not be successful in identifying suitable acquisition opportunities or completing such transactions. Our competitors may be more effective in executing and closing acquisitions in competitive bid situations than us. Our ability to enter into and complete acquisitions may be restricted by, or subject to, various approvals under PRC law or may not otherwise be possible, may result in a possible dilutive issuance of our securities, or may require us to seek additional financing. We also may experience difficulties integrating acquired operations, technology, and personnel into our existing business and operations. Completed acquisitions may also expose us to potential risks, including risks associated with unforeseen or hidden liabilities, the diversion of resources from our existing business, and the potential loss of, or harm to, relationships with our employees as a result of our integration of new businesses. In addition, following completion of an acquisition, our management and resources may be diverted from their core business activities due to the integration process, which diversion may harm the effective management of our business. Furthermore, it may not be possible to achieve the expected level of any synergy benefits on integration and/or the actual cost of delivering such benefits may exceed the anticipated cost. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2009, we and our independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to a failure to maintain effective controls over the period-end financial reporting process. We are in the process of implementing a number of measures to address the weakness that has been identified, including a more comprehensive and thorough review process for the month-end and year-end closing procedures to strengthen our internal controls and help us establish sustainable operational stability and produce our financial statements in a timely manner going forward. However, we cannot assure you that we will complete such implementation in a timely manner or that such measures will be effective.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that concludes our internal controls are not effective if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods if material errors result from ineffective controls.

We granted employee stock options and other share-based awards in the past and will continue to do so in the future. We recognize share-based compensation expenses in our consolidated statement of income in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net income.

We adopted share incentive plans in August 2005 and November 2009 for the purpose of granting stock options, restricted shares and restricted share units to employees, directors and consultants of our company. Under the 2005 plan, we were permitted to issue options to purchase up to 30,000,000 ordinary shares. As of the date of this prospectus, we have granted options to purchase 29,883,933 of the ordinary shares reserved under the 2005 plan.

Under the 2009 plan, we may issue restricted shares, restricted share units, or options to purchase up to 30,000,000 ordinary shares. As of the date of this prospectus, 5,816,402 restricted share units and 794,213 restricted shares have been granted under the 2009 plan and are outstanding. As a result of these grants and potential future grants under the plan, we incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. We account for compensation costs for all stock options based on the fair market value on the grant date and recognize expenses in our consolidated statement of income in accordance with the relevant rules under U.S. GAAP. As the restricted share units are subject to certain conditions, including the closing of this offering, we will recognize share-based compensation expenses in connection with the grant of restricted share units only upon satisfaction of these conditions. Upon the closing of this offering, we expect to immediately recognize $6.9 million of share-based compensation expense for the grant date fair value of the vested awards and subsequently $4.8 million over the next four years utilizing the graded-vesting method. The expenses associated with share-based compensation will reduce our net income, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share incentive plans, we may not be able to attract or retain key personnel who are expected to be compensated by incentive shares or options.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

As the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business insurance products. We do not have any product liability insurance or business interruption insurance. Any business disruption, natural disaster, or product liability claim could result in our incurring substantial costs and diversion of resources, which would have an adverse effect on our business and results of operations.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and almost all of our customers are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. The Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which could in turn reduce the demand for our services and adversely affect our results of operations and financial condition.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our Chinese operating subsidiaries, RDA Shanghai and RDA Beijing, are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies in China. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. From time to time, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property), and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC enterprise income tax law that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC should be considered a “resident enterprise” and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the enterprise income tax law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 sets out the standards and procedures for recognizing the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors. This circular specifies that certain PRC-invested enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Although this circular explicitly provides that the above standards shall apply to enterprises which are registered outside the PRC and funded by Chinese enterprises as controlling investors, it is still uncertain whether such standards under this circular may be cited for reference and be adopted when considering whether our “effective management” is in the PRC or not, and whether we may be considered a resident enterprise under the PRC enterprise income tax law.

Most of our net income on an unconsolidated basis is earned by RDA Technologies Limited, or RDA Hong Kong, our Hong Kong subsidiary. If the PRC tax authorities determine that RDA Hong Kong or any of our other non-PRC entities is a PRC resident enterprise for PRC enterprise income tax purposes, then the income of those entities could be subject to PRC tax at a rate of 25%, which could materially reduce our net income.

Furthermore, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the enterprise income tax law, the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Currently, dividend payments from our PRC subsidiaries to our Hong Kong subsidiary are subject to withholding tax at a preferential rate of 5% under the arrangement to avoid double taxation between Hong Kong and the central government of the PRC, while dividend payments are not subject to withholding tax in Hong Kong, the

British Virgin Islands, or the Cayman Islands. If the PRC tax authorities determine that our Hong Kong subsidiary, our BVI subsidiaries, or our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, or if they determine that our Hong Kong subsidiary is not eligible for the preferential withholding tax rate, a higher rate of withholding tax may be assessed on our dividend payments, which could reduce the amount of dividends that we could pay to our shareholders, including the holders of our ADSs. Further, if we are classified as a PRC resident enterprise, dividends we pay to non-PRC resident shareholders will be subject to PRC withholding tax.

Finally, foreign ADS holders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether gains realized by our foreign ADS holders will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ADSs.

Our business benefits from certain tax incentives and government subsidies. Expiration or elimination of, or other adverse changes to, these tax incentives and subsidies could have a material adverse effect on our results of operations.

The PRC government has provided various tax incentives and subsidies to domestic companies in the semiconductor industry, including RDA Shanghai and RDA Beijing, in order to encourage development of the industry. RDA Shanghai and RDA Beijing currently benefit from tax incentives provided by the PRC tax authorities in the form of preferential tax treatment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Taxation.” The PRC tax authorities could reduce or eliminate any or all of these tax incentives at any time in the future, which could in turn have a material adverse effect on our financial condition and results of operations. Our research and development expenses have been partially offset by government research subsidies we have received from the PRC government authorities. For the years ended December 31, 2007, 2008 and 2009, and the six months ended June 30, 2009 and 2010, we recorded nil, $0.3 million, $0.3 million, $0.1 million and nil government subsidies as a deduction to research and development expenses. As of December 31, 2008 and 2009, and June 30, 2010, we recorded a deferred liability for cash subsidy received from the PRC government of approximately $0.1 million, $0.3 million and $1.6 million, because the government had not commenced its inspection of the research and development projects qualified for these subsidies at the end of the respective periods. There can be no assurances that we will receive any subsidies in the future.

The M&A rules establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Six PRC regulatory agencies promulgated regulations effective on September 8, 2006 that are commonly referred to as the M&A Rules. The M&A Rules establish procedures and requirements that could make some acquisitions of Chinese companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a Chinese domestic enterprise. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability under PRC law.

The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 that require PRC residents to register with local branches of SAFE if they use assets or equity interests in PRC entities as capital contributions to establish offshore companies, or if they inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas. In addition, any PRC resident who makes, or has previously made, direct or indirect investments in such an offshore company (referred to in the SAFE regulations as an “offshore special purpose company”) is required to further update that registration for such things as increases or decreases in the offshore special purpose company’s share capital, transfers or swaps of its shares, mergers, long-term equity or debt investments, and the creation of any security interest. Moreover, the PRC subsidiaries of that offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore special purpose company’s shareholders who are PRC residents, and do so in a timely manner.

While our PRC counsel, Jun He Law Offices, has advised us that the aforementioned SAFE regulations do not apply to us as our corporate structure was not formed with any assets or equity interests in any PRC entities, we cannot assure you that SAFE shares the same view. If SAFE is of the view that any of our beneficial owners who are PRC residents are subject to the aforementioned SAFE regulations and such beneficial owners fail to make the required SAFE registration, our PRC subsidiaries may be prohibited from making distributions of profits to our Hong Kong subsidiary and from paying our Hong Kong subsidiary the proceeds from any reduction in capital, share transfer or liquidation, and we may also be prohibited from injecting additional capital into our PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above may result in liability for our PRC shareholders and our PRC subsidiaries under PRC laws governing foreign exchange registration evasion.

In the event that the aforementioned SAFE regulations are deemed applicable to us, we cannot assure you that all of our beneficial owners who are PRC residents would comply with a request from us to complete any required registrations. Restrictions on our ability to transfer money to or from our PRC subsidiaries would hinder our ability to fund our operations and manage our working capital, which could have a material adverse effect on our results of operations and our ability to distribute our profits to our shareholders.

On March 28, 2007, SAFE issued further regulations requiring Chinese citizens who are granted stock options by an overseas publicly listed company to register with SAFE through a Chinese agent or Chinese subsidiary of the overseas publicly listed company and complete certain other procedures. We and our PRC employees who have been granted stock options, restricted share units and restricted shares will be subject to these regulations upon the completion of this offering. Any failure of our PRC stock option holders, restricted share unit holders or restricted share holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of this offering, are subject to PRC regulations. For example, none of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In July 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. For almost two years after July 2008, the RMB traded within a narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the Chinese government announced that it would increase RMB exchange rate flexibility, and the RMB has begun to appreciate against the U.S. dollar again. However, it remains unclear how much flexibility will be permitted.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. Significant revaluation of the RMB may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering or from the sale of our products into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Risks Relating to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We applied to list our ADSs on the Nasdaq Global Market. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenue, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations; and

•	fluctuations in market prices for our products.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot assure you that these factors will not occur in the future.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about us or our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be           ADSs (equivalent to           ordinary shares) outstanding immediately after this offering, or           ADSs (equivalent to           ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we and our officers, directors and shareholders have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately $           per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS of $           as of December 31, 2009, after giving effect to this offering and the assumed initial public offering price of $           per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences for U.S. holders.

Depending upon the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. We will be classified as a PFIC for any taxable year if either (i) 75% or more of our gross income consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. There can be no assurance that we will not be a PFIC for the current or any future taxable year, as

PFIC status is tested each taxable year and depends on the composition of our assets and income in such taxable year. Our PFIC status for the current taxable year 2010 will not be determinable until the close of the taxable year ending December 31, 2010. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company Considerations” and “ — Passive Foreign Investment Company Rules.”

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares, and you are a U.S. Holder (as defined in “Taxation — United States Federal Income Taxation”), you would generally be subject to imputed interest charges, characterization of a portion of any gain from the sale or exchange of our ADSs or ordinary shares as ordinary income, and other disadvantageous tax treatment with respect to our ADSs or ordinary shares. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company Rules.”

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We intend to adopt amended and restated articles of association that will become effective immediately upon completion of this offering. Our new articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares to the extent there are available authorized but unissued preferred shares. These preferred shares may have special voting rights as compared to our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be diluted. See “Description of Share Capital — Issuance of Additional Preferred Shares.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2010 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands (2010 Revision) and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is           days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within six months of the end of each fiscal year ending prior to December 15, 2011 and within four months of the end of each fiscal year thereafter. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Global Market corporate governance listing standards. these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Global Market corporate governance listing standards.

As a Cayman Islands company listed on the Nasdaq Global Market, we are subject to the Nasdaq Global Market corporate governance listing standards. However, Nasdaq Global Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Global Market corporate governance listing standards. For example, neither the Companies Law of the Cayman Islands nor our memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Global Market corporate governance listing standards applicable to U.S. domestic issuers.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions that it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parities, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Global Market, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenue and certain cost or expense items;

•	our ability to develop new products and attract customers;

•	trends and competition in the semiconductor and mobile handset industries;

•	our ability to protect our intellectual property rights;

•	our expectation regarding the use of proceeds from this offering; and

•	assumptions underlying or related to any of the foregoing.

You should read thoroughly this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by iSuppli, including a report that we commissioned from iSuppli for the purposes of this offering. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $      million after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of $      per ADS, the mid-point of the range shown on the front cover page of this prospectus. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. A $1.00 increase (decrease) in the assumed initial public offering price of $      per ADS would increase (decrease) the net proceeds of this offering by $      million, assuming the sale of           ADSs at $      per ADS, the mid-point of the range shown on the front cover page of this prospectus and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We intend to use the net proceeds received by us from this offering for working capital and other general corporate purposes, including to finance our growth, develop new products, and fund capital expenditures. In addition, we may choose to expand our current business through acquisitions of other technologies, products, or businesses. However, we do not have legally binding agreements or commitments for any specific acquisitions at this time. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries.”

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in the British Virgin Islands and Hong Kong for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “PRC Regulation — Regulations on Dividend Distribution.”

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2010:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our outstanding Series A, Series B and Series C convertible redeemable preferred shares into 157,629,642 ordinary shares immediately upon the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (i) the automatic conversion of all of our outstanding Series A, Series B and Series C convertible redeemable preferred shares into 157,629,642 ordinary shares immediately upon the completion of this offering, and (ii) the sale of ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of $ per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2010
			Pro Forma
	Actual	Pro Forma	As Adjusted(1)
	(in thousands)

Convertible Redeemable Preferred Shares
Series A convertible redeemable preferred shares ($0.01 par value; 142,500,000 shares authorized, 94,648,784 shares issued and outstanding on an actual basis; none outstanding on a pro forma and pro forma as adjusted basis)	$12,880	—
Series B convertible redeemable preferred shares ($0.01 par value; 35,000,000 shares authorized, 32,972,304 shares issued and outstanding on an actual basis; none outstanding on a pro forma and pro forma as adjusted basis)	6,281	—
Series C convertible redeemable preferred share ($0.01 par value; 31,000,000 shares authorized, 30,008,554 shares issued and outstanding on an actual basis; none outstanding on a pro forma and pro forma as adjusted basis)	11,157	—
Shareholders’ Equity
Ordinary shares ($0.01 par value; 261,500,000 shares authorized, 52,284,221 shares issued and outstanding on an actual basis; 209,913,863 outstanding on a pro forma basis; outstanding on a pro forma as adjusted basis)	523	2,099
Additional paid-in capital(2)	9,720	38,462
Recourse loans(3)	(1,214)	(1,214)
Accumulated other comprehensive income	510	510
Retained earnings	637	637

Total shareholders’ equity(2)	10,716	40,494

Total capitalization(2)	40,494	40,494

(footnotes appear on following page)

Notes: (1)	The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed initial public offering price of $ per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ deficit and total capitalization by $ million.
(3)	Recourse loans represent loans to certain non-executive employees to permit them to exercise vested stock options.

DILUTION

Our net tangible book value as of June 30, 2010 was approximately $0.77 per ordinary share and $           per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Our pro forma net tangible book value as of June 30, 2010 was $0.19 per outstanding ordinary share on that date and $      per ADS. Pro forma net tangible book value adjusts net tangible book value to give effect to the conversion of all of our outstanding preferred shares into 157,629,642 ordinary shares upon the closing of this offering. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after June 30, 2010, other than to give effect to (1) the conversion of all of our Series A, Series B and Series C convertible redeemable preferred shares into ordinary shares, which will occur automatically upon the completion of this offering, and (2) our issuance and sale of           ADSs in this offering, at an assumed initial public offering price of $           per ADS, the mid-point of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as adjusted at June 30, 2010 would have been $     per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $      per ADS. This represents an immediate increase in net tangible book value of $      per ordinary share, or $      per ADS, to existing shareholders and an immediate dilution in net tangible book value of $      per ordinary share, or $      per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ordinary share is $      and all ADSs are exchanged for ordinary shares:

Assumed initial public offering price per ordinary share	$
Net tangible book value per ordinary share		$0.77

Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preferred shares		$0.19

Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares and this offering as of June 30, 2010	$

Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$

Amount of dilution in net tangible book value per ADS to new investors in the offering	$

A $1.00 increase (decrease) in the assumed public offering price of $      per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $      million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by $      per ordinary share and per ADS and the dilution in net tangible book value per ordinary share and per ADS to new investors in this offering by $      per ordinary share and per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of June 30, 2010, the differences between the shareholders as of June 30, 2010, on an “if converted” basis, and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of $      per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

					Average	Average
					Price Per	Price
	Ordinary Shares Purchased		Total Consideration		Ordinary	Per
	Number	Percent	Amount	Percent	Share	ADS

Existing shareholders
New investors

Total

A $1.00 increase (decrease) in the assumed public offering price of $      per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by $     , $     , $      and $     , respectively, assuming the sale of           ADSs at $     , the mid-point of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses payable by us.

The discussion and tables above also assume no exercise of any outstanding stock options and excludes the impact of the restricted share unit grants and restricted shares outstanding as of the date of this prospectus. As of the date of this prospectus, there were 16,984,871 ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $0.1844 per ordinary share, 5,816,402 ordinary shares issuable pursuant to the restricted share unit grants and 794,213 restricted shares outstanding, and there were 23,505,452 ordinary shares available for future issuance upon the exercise of future grants under our 2005 Share Option Scheme and our 2009 Share Incentive Plan. To the extent that any of these options are exercised or any of these restricted share units are vested, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Law Debenture Corporate Services Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Jun He Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that: (i) a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation; and (ii) because it is uncertain whether a Cayman Islands court would determine that a judgment of a United States court based on the civil liability provisions of the securities laws of the United States or any state in the United States is in the nature of a penalty, it is uncertain whether such a liability judgment would be enforceable in the Cayman Islands.

Jun He Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other agreements with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment against us or our directors and officers rendered by a court in the United States.

CORPORATE HISTORY AND STRUCTURE

We are a Cayman Islands-incorporated holding company with subsidiaries in the British Virgin Islands, China and Hong Kong.

We were formed in January 2004 with the incorporation of Himix Technologies Incorporated in the British Virgin Islands. This entity changed its name to RDA Microelectronics, Inc. in March 2004 and adopted its current corporate name, RDA Microelectronics (BVI) Inc., in July 2008. We refer to this entity in this prospectus as RDA Micro BVI.

In April 2004, we established RDA Microelectronics (Shanghai) Co., Ltd., our first wholly-owned operating subsidiary in China, which we refer to as RDA Shanghai. In December 2005, we established another wholly-owned operating subsidiary in China, RDA Microelectronics (Beijing) Co., Ltd., which we refer to as RDA Beijing. Both RDA Shanghai and RDA Beijing primarily engage in research and development.

In September 2005, we established RDA International, Inc., which we refer to as RDA International, in the British Virgin Islands.

In November 2007, we established RDA Technologies Limited in Hong Kong. We refer to this entity as RDA Hong Kong. We currently sell the vast majority of our products through contractual arrangements between RDA Hong Kong and each of the three distributors that we currently use. RDA Hong Kong has been expanding its role to take on procurement, investment, strategic planning, and other functions, hire subcontractors on behalf of our company and hold intellectual property that we license and develop.

We incorporated RDA Microelectronics, Inc., a Cayman Islands company, in May 2008. We refer to this entity in this prospectus as RDA Cayman. In August 2008, all of the then-existing ordinary and preferred shareholders of RDA Micro BVI exchanged their respective shares of RDA Micro BVI for an equivalent number of shares of RDA Cayman in equivalent classes and RDA Micro BVI became a wholly owned subsidiary of RDA Cayman.

The following diagram illustrates our corporate structure:

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the selected balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statement of operations data for the six months ended June 30, 2009 and 2010 and the following selected consolidated balance sheet data as of June 30, 2010 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial data. The unaudited selected financial data include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments that are necessary for a fair presentation of the financial position and the results of operations for the interim unaudited periods. The following selected consolidated statement of operations data for the year ended December 31, 2006 have been derived from our audited consolidated financial statements which are not included in this prospectus. The following selected consolidated statement of operations data for the year ended December 31, 2005 and the selected balance sheet data as of December 31, 2005 and 2006 have been derived from the audited consolidated financial statements of RDA Micro BVI, which are not included in this prospectus except with respect to the items discussed in Note (2) of the selected consolidated statement of operations data and Note (1) of the selected consolidated balance sheet data. In August 2008, all of the then-existing ordinary and preferred shareholders of RDA Micro BVI exchanged their respective shares for an equivalent number of our shares in equivalent classes and RDA Micro BVI became a wholly owned subsidiary of ours. The transaction was accounted for on a carry-over basis as a reorganization under common control and earnings (loss) per ordinary share and per ADS have been given retrospective application. Our and RDA Micro BVI’s consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

						For the Six
						Months Ended
	For the Year Ended December 31,					June 30,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands, except for share, per share and per ADS data)

Selected Consolidated Statement of Operations Data:
Revenue	$1,194	$4,521	$13,664	$55,500	$118,373	$45,883	$76,191
Cost of revenue	(779)	(3,360)	(8,819)	(37,555)	(87,410)	(33,730)	(55,286)

Gross profit	415	1,161	4,845	17,945	30,963	12,153	20,905
Operating expenses:
Research and development expenses(1)	(4,245)	(5,538)	(7,071)	(13,198)	(14,475)	(7,015)	(8,259)
Selling, general and administrative expenses(1)	(2,211)	(1,718)	(2,108)	(4,518)	(4,649)	(1,947)	(3,014)

Total operating expenses	(6,456)	(7,256)	(9,179)	(17,716)	(19,124)	(8,962)	(11,273)

Income (loss) from operations	(6,041)	(6,095)	(4,334)	229	11,839	3,191	9,632

Income (loss) before income tax expense	(6,014)	(6,449)	(4,346)	203	11,683	3,055	9,646
Income tax benefit (expense)	5	(63)	(155)	454	(377)	(76)	(1,273)

Net income (loss)	$(6,009)	$(6,512)	$(4,501)	$657	$11,306	$2,979	$8,373

						For the Six
						Months Ended
	For the Year Ended December 31,					June 30,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands, except for share, per share and per ADS data)

Accretion/deemed dividends on convertible redeemable preferred shares	(927)	(1,213)	(1,348)	(2,179)	(9,479)	(2,603)	(6,562)
Net income (loss) attributable to ordinary shareholders	$(6,936)	$(7,725)	$(5,849)	$(1,522)	$1,827	$376	$1,811

Weighted average number of ordinary shares used in per share calculations:
Basic	14,667,508	29,965,396	37,434,517	37,434,517	38,671,413	37,434,517	51,471,454
Diluted	14,667,508	29,965,396	37,434,517	37,434,517	58,901,016	48,964,267	66,043,660
Earnings (loss) per ordinary share(2)
Basic	$(0.47)	$(0.26)	$(0.16)	$(0.04)	$0.05	$0.01	$0.04
Diluted	$(0.47)	$(0.26)	$(0.16)	$(0.04)	$0.03	$0.01	$0.03
Earnings (loss) per ADS(2)(3)
Basic
Diluted

Notes: (1) Share-based compensation was allocated in operating expenses as follows (in thousands of $):
Research and development	—	—	—	2,739	532	252	286
Selling, general and administrative	1,688	956	—	999	310	139	164
(2) The data for the years ended December 31, 2005 and 2006 are unaudited.
(3) Each ADS represents ordinary shares.

For the Six
Months Ended
June 30,
2010

Other Financial Data:
Weighted average number of ordinary shares used in pro forma per share calculations (unaudited):
Basic	209,101,096
Diluted	223,673,302
Pro forma earnings per share (unaudited)(1)
Basic	$0.04
Diluted	$0.04
Pro forma earnings per ADS (unaudited)(1)(2)
Basic
Diluted

Notes: (1)	The unaudited pro-forma earnings per share and per ADS give effect to the conversion of all of our outstanding Series A, Series B and Series C convertible redeemable preferred shares into 157,629,642 ordinary shares as of January 1, 2010.

(2)	Each ADS represents ordinary shares.

						As of
	As of December 31,					June 30,
	2005	2006	2007	2008	2009	2010
	(in thousands)

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,160	$1,484	$8,018	$13,170	$24,638	$21,394
Accounts receivable	60	176	3,207	4,894	4,603	9,053
Inventories	1,373	1,702	4,026	8,082	25,403	29,943
Total assets	3,964	6,144	17,157	28,674	60,271	76,132
Accounts payable	428	156	2,322	7,609	20,183	19,499
Total liabilities	957	1,820	7,227	13,976	33,291	35,638
Convertible redeemable preferred shares:
Series A	10,555	11,721	11,974	12,880	12,880	12,880
Series B	—	5,494	5,886	6,281	6,281	6,281
Series C	—	—	10,703	11,157	11,157	11,157
Ordinary shares(1)	280	374	374	374	503	523
Retained earnings/(Accumulated deficit)	(8,686)	(15,198)	(19,699)	(19,042)	(7,736)	637
Total shareholders’ equity/(deficit)	(7,548)	(12,891)	(18,633)	(15,620)	(3,338)	10,176

Note: (1)	The data as of December 31, 2005 and 2006 are unaudited.

RECENT DEVELOPMENTS

The following is an estimate of certain selected preliminary unaudited financial data for our company for the three months ended September 30, 2010. The selected preliminary unaudited financial data presented below are subject to the completion of our financial closing procedures, which have not been completed. Accordingly, these data may change and those changes may be material.

We estimate that:

•	our revenue for the three months ended September 30, 2010 was between $56.0 million and $57.5 million, compared to revenue of $39.5 million for the three months ended September 30, 2009;

•	our gross margin for the three months ended September 30, 2010 was approximately 30.0%, compared to gross margin of 30.8% for the three months ended September 30, 2009; and

•	our net income for the three months ended September 30, 2010 was between $7.5 million and $8.3 million, compared to net income of $7.3 million for the three months ended September 30, 2009.

The preliminary financial data included in this prospectus has been prepared by and is the responsibility of our management. PricewaterhouseCoopers Zhong Tian CPAs Limited Company has not audited, reviewed, compiled or performed any procedures with respect to the above preliminary financial data. Accordingly, PricewaterhouseCoopers Zhong Tian CPAs Limited Company does not express an opinion or any other form of assurance with respect to such information. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Forward-Looking Statements.” In addition, we cannot assure you that our results for the three months ended September 30, 2010 will be indicative of our financial results for the full year ending December 31, 2010 or for future interim periods. See “Risk Factors — Risks Related to Our Business — Our results of operations are subject to substantial quarterly and annual fluctuations due to a number of factors that could adversely affect our business and the trading price of our ADSs.” Please also refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a China-based fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal semiconductors for a broad range of cellular, broadcast, and connectivity applications. According to iSuppli, we are the second largest provider of analog application specific standard products (which include radio-frequency and mixed-signal semiconductors) for wireless communications based in Asia Pacific as measured by revenues in 2009. Our core competency is the design of highly integrated, high-performance radio-frequency and mixed-signal system-on-chip, such as Bluetooth system-on-chip, power amplifiers, FM radio receivers and DVB-S satellite tuners.

We were founded in 2004 and began shipping SCDMA transceivers and power amplifiers in 2005. We expanded our product portfolio with GSM power amplifiers, FM radio receivers, and DVB-S satellite tuners in 2007, and Bluetooth system-on-chip, switches, and walkie-talkie transceivers in 2009. We currently sell over 20 products for cellular, broadcast, and connectivity applications. In 2009, we generated most of our revenue from power amplifiers, FM radio receivers and Bluetooth system-on-chip. Cellular products contributed the majority of our revenue through 2007, but our revenue has diversified as we have introduced more broadcast and connectivity products to our product portfolio.

We have introduced or ramped up production on a number of new products in 2010, including a GSM power amplifier and switch module, a new generation TD-SCDMA transceiver, a new generation analog mobile television receiver system-on-chip, a DVB-T tuner, and an LNB satellite downconverter. The GSM power amplifier and switch module is our first product to incorporate our new integrated passive device technology, and it is also our most highly integrated front end module. We expect these new products to contribute a significant part of our expected growth in the near future.

We are also migrating to smaller geometry process technologies to reduce our costs. We have begun to migrate from 130 nanometer to 110 nanometer geometry processes and are developing Bluetooth and other products to be manufactured using 55 nanometer processes in 2011. We expect successful implementation of these plans to help reduce our costs and improve our gross margin.

We have grown rapidly since our inception. Our revenue increased from $4.5 million in 2006 to $118.4 million in 2009, a three-year CAGR of 197%. From net losses of $6.5 million in 2006, we improved our financial performance each year and recorded a net income of $11.3 million in 2009. We recorded revenue of $76.2 million and net income of $8.4 million in the six months ended June 30, 2010.

We currently have more than 500 customers, almost all of which are located in China. We anticipate that most of our revenue will continue to be derived from sales to our customers in China. However, a significant number of mobile handsets, set-top boxes, and other products designed and manufactured by our customers and incorporating our products are sold outside China, principally in emerging markets. We have a diversified customer base and none of our customers accounted for 10% or more of our revenue in 2008 or 2009 or for the six months ended June 30, 2010. Our ten largest customers together accounted for 32.2% of our revenue for 2008, 30.7% for 2009 and 34.2% for the six months ended June 30, 2010. We currently sell substantially all of our products to customers through three distributors.

Factors Affecting Our Results of Operations

End User Demand

Most of our products are incorporated in mobile handsets and set-top boxes. Our products are also incorporated in other mobile devices such as MP3 players and walkie-talkie transceivers. As a result, the demand for our products is driven by demand for the products in which they are incorporated. The global market for mobile handsets and other mobile devices is driven by the degree to which the number of end users grows and existing end users replace and upgrade their mobile devices. The market for set-top boxes is driven primarily by cost and new standards and is also affected by government policy. The replacement market for mobile handsets and other mobile devices is driven by the introduction of new standards or new devices that are attractive to end users in terms of design, features, aesthetics, and functions. The increasing number of end users for mobile handsets, particularly in emerging markets, is driven primarily by lower priced tariffs, lower cost mobile devices, new features, and promotional activities undertaken by the operators.

Feature Attach Rate

As mobile handset designs incorporate more diverse functions and advanced computing capabilities, manufacturers compete to offer feature-rich products. In the mobile handset industry, the attach rate for a specific feature is the percentage of handsets sold in a given period that incorporate that feature. Attach rate is a function of price, performance, and end user demand. For example, the FM radio feature has become well established with an attach rate of 66.6% in mobile handsets produced by Chinese manufacturers in 2009, according to the iSuppli Report, and this rate is expected to reach 84.0% in 2014.

Product Mix

We expect to continue to broaden our product portfolio by introducing new high-margin products. Such products will allow us to serve additional opportunities in our target markets. In addition, new products may provide a lower cost structure and higher gross margin than existing products due to the use of more advanced designs or technology. The proportion of our revenue that is generated from the sale of different products, also referred to as product mix, affects our overall average selling price, revenue, and profitability. Our product mix changes frequently. While we have been adding new products each year, we have also discontinued obsolete products, and we may phase out some types of products entirely. Given the rapid rate of technological change in our industry and how government policy can affect demand, we expect our product mix to change frequently. Even if our product portfolio remains the same, changes in consumer demand or changes in our customers’ product portfolios affect demand for products within our portfolio differently, which will cause our product mix to change. As different products have different profit margins, any material change in our product mix may affect our gross margins and financial results from period to period.

Average Selling Price

As a product matures, we expect its average selling price to decline due to the greater availability of competing products. Changes in average selling prices cannot always be predicted with certainty. Sometimes the average selling price of a product may decline earlier or faster than we expect it to. Sometimes competitors will anticipate our entry into a market and start to lower their selling prices even before we introduce our product. Overall, our average selling price has dropped from year to year. Under certain circumstances, lower prices may increase our sales volume and thus our revenue, but a lower average selling price typically reduces our gross margin. We expect to continue to face price pressure on our products as average selling prices for semiconductor products generally decline over time, and there is no assurance that our gross margins will not continue to decline in the future.

Cost Reductions

We have been able to reduce the average per unit costs for our products primarily by redesigning our products to achieve smaller die sizes, which reduces material costs. We have been working to migrate our process technology to increasingly smaller sizes in order to improve our cost competitiveness. We began production of 110 nanometer designs in May 2010 and we are developing Bluetooth and other products to be manufactured using 55 nanometer designs in 2011. Our new integrated passive device (IPD) technology will also allow us to reduce costs on certain front-end module designs. We have also negotiated more favorable pricing with the foundries and the testing and packaging vendors we have used as the scale of our business has grown and we have achieved higher unit volumes. We have worked with foundries to reduce our costs by improving manufacturing yields. In general, new products tend to have higher unit cost due to the initially low production volumes required by our customers and initially low manufacturing yields. As we ramp up our production volumes, unit production costs tend to decrease. The cost of wafer fabrication and testing and packaging services, which are significant components of our cost of revenue, vary cyclically with overall demand for semiconductors and our suppliers’ available capacity for such products and services.

Revenue

Our revenue is generated almost exclusively by sales of semiconductors. We sell our products primarily to mobile handset design houses and manufacturers, set-top box design houses and manufacturers, and other consumer electronics manufacturers. Our sales have historically been made on the basis of purchase orders rather than long-term agreements. Our sales are denominated in U.S. dollars.

We sell the vast majority of our products through distributors. We offer our distributors rights of return or price protection privileges on unsold products. Price protection rights give distributors the right to a credit in the event of declines in the price of our products. We defer recognition of revenue and the related cost of revenue on shipments to distributors because we cannot reliably estimate returns or price adjustments due to rapid changes in technology, consumer preferences, and prices.

We issue invoices to our distributors at the time that we ship our products to them, and we require them to pay us within 30 to 60 days of the date of the invoice. We book the invoice amounts as deferred revenue. When a product is sold to a customer, we credit the distributor with a rebate that reflects (1) the fee for their role in selling and distributing the product, expressed as a percentage of the sales price of the product, and (2) if the price to the customer was lower than the price paid to us by the distributor, the difference between the price to the customer and the price paid to us by the distributor. Our revenue reflects the amount charged to the distributors net of rebates.

Cost of Revenue

Our cost of revenue primarily consists of costs associated with the fabrication of wafers, testing and packaging, and inbound and outbound shipping of our products; cost of operating supplies; royalty costs; and write-downs caused by excess inventories and obsolescence from the transition of older to newer products, including losses for non-cancelable purchase commitments for inventory that has been ordered but not yet delivered to us. As we do not have long-term agreements with third-party foundries and testing and packaging vendors, and typically place orders with the vendors on a rolling basis, our costs for wafer fabrication, testing, and packaging are susceptible to changes based on cyclical demand in the global semiconductor market.

Operating Expenses

Our operating expenses primarily consist of research and development expenses and selling, general, and administrative expenses. Our operating expenses have been growing in absolute terms but have decreased relative to our revenue as we have expanded our business.

Research and Development

Research and development expenses consist primarily of salaries, bonuses, benefits, and share-based compensation for research and development personnel; mask, wafer, packaging and test costs for products under development; computer-aided design software licenses and intellectual property license costs; depreciation of lab testing equipment; and allocated office space cost. Research and development activities include the design of new products and software, refinement of existing products, and design of test methodologies to ensure compliance with required specifications. All research and development costs are expensed as incurred.

We expect that our total research and development expenses will increase as we continue to develop new products and migrate to more advanced process geometries and as we begin to recognize the share-based compensation expenses from our November 2009 grants of restricted share units after the completion of this offering. Upon the closing of this offering, we expect to immediately recognize $      of share-based compensation expense within research and development expenses for the grant date fair value of the vested awards and further recognize another $      over the next          years utilizing the graded-vesting method. Research and development expenses may fluctuate from period to period due to the timing of certain items related to new product development initiatives, such as engineering mask and wafer costs. We expect our research and development expenses to increase as we acquire more intellectual property for our technology platform.

Selling, General, and Administrative

Selling, general, and administrative expenses consist primarily of salaries, bonuses, benefits, share-based compensation, and related personnel costs; costs for professional services; and allocated office space cost. We expect that our total selling, general, and administrative expenses will increase as we expand our sales and marketing network to promote and sell our products, engage in additional marketing and promotional activities, and hire additional personnel and incur costs related to the anticipated growth of our business and our operation as a public company upon completion of this offering. In addition, we will begin to recognize the share-based compensation expenses from our November 2009 grants of restricted share units after the completion of this offering. Upon the closing of this offering, we expect to immediately recognize $      of share-based compensation expense within selling, general, and administrative expenses for the grant date fair value of the vested awards and further recognize another $      over the next          years utilizing the graded-vesting method.

Taxation

Cayman Islands and British Virgin Islands.  Our holding company in the Cayman Islands and our subsidiaries in the British Virgin Islands are not subject to income or capital gains tax in those jurisdictions.

Hong Kong.  Our subsidiary in Hong Kong is subject to a profit tax at the rate of 16.5% on assessable profit determined under relevant Hong Kong tax regulations.

PRC.  Until the end of 2007, our PRC subsidiaries were generally subject to PRC income tax at the statutory rate of 33% (30% national income tax plus 3% local income tax) on their PRC taxable income, absent preferential tax treatment. Beginning in 2008, the new PRC enterprise income tax law applied a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies.

RDA Shanghai received preferential tax treatment from its local government and, as an accredited integrated circuit design enterprise, from the PRC national government as well. Taken together, the result was to exempt RDA Shanghai from income tax in 2005 and 2006 and to reduce its income tax rate to 7.5% in 2007, 9% in 2008, and 10% in 2009. Although its preferential tax treatment was being phased out after the implementation of the new enterprise income tax law, RDA Shanghai has qualified as a “high and new technology enterprise” and thus will be subject to income tax at a preferential rate of 15% in 2010. See “PRC Regulation — Regulations and Policies that Encourage the Development of Semiconductor Design Companies — Preferential Taxation Policies.” If it fails to maintain this qualification, RDA Shanghai will become subject to income tax at a rate of 24% in 2011 or 25% in any later year.

RDA Beijing was subject to income tax at the statutory rate of 33% in both 2006 and 2007. As an accredited integrated circuit design enterprise, RDA Beijing was exempt from income tax in 2008 and 2009 and will be subject to income tax at a preferential rate of 12.5% in 2010, 2011, and 2012. RDA Beijing has qualified as a high and new technology enterprise but has not applied for preferential treatment since its current tax treatment is more favorable.

Revenue generated from services provided by RDA Shanghai and RDA Beijing, including from technical, consulting, and other services, is subject to a 5% PRC business tax. Revenue from technical services related to technology development and transfer can be exempted from this business tax, subject to government approval. We have been successful in obtaining exemptions from business tax on services revenue in the past.

Dividends.  Under the PRC enterprise income tax law, dividends from our PRC subsidiaries out of earnings generated after the new law came into effect on January 1, 2008, are subject to a withholding tax which may be as high as 20%, although under the detailed implementation rules promulgated by the PRC tax authorities the effective withholding tax is currently 10%. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax. Dividends of our PRC subsidiaries that are directly held by our Hong Kong subsidiary benefit from a reduced withholding tax rate of 5% under the arrangement to avoid double taxation between Hong Kong and the central government of the PRC. Dividend payments are not subject to withholding tax in Hong Kong, the British Virgin Islands, or the Cayman Islands.

Tax residence.  Under the PRC enterprise income tax law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within PRC territory are considered PRC resident enterprises and are subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. “De facto management bodies” are defined under the implementation rules as the bodies that have material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. We believe that we are not a PRC resident enterprise. However, we cannot assure you that we will not be deemed to be a PRC resident enterprise and subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See “Risk Factors — Risks Relating to Doing Business in China — Under the PRC enterprise income tax law, we may be classified as a PRC ‘resident enterprise,’ which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Internal Control Over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2009, we and our independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to a failure to maintain effective controls over the period-end financial reporting process. We are in the process of implementing a number of measures to address the weakness that has been identified, including a more comprehensive and thorough review process for the month-end and year-end closing procedures to strengthen our internal controls and help us establish sustainable operational stability and produce our financial statements in a timely manner going forward. However, we cannot assure you that we will complete such implementation in a timely manner. See “Risk Factors — Risks Related to Our Business — If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies, and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

In accordance with FASB ASC 605, Revenue Recognition, we recognize revenue when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred, and collectability is reasonably assured.

We sell the vast majority of our products through distributors under arrangements allowing for price protection and product return. If we decrease the price of a product, a distributor will receive a corresponding credit for all relevant inventory held by such distributor to offset the price reduction. In addition, if the price to the customer was lower than the price paid to us by the distributor, the distributor will receive a credit for the difference. Our master agreements with distributors do not restrict the amount or time period of price protection on unsold products. We may be required to grant price discounts below the cost of a product if the market price for such product declines significantly. Through June 30, 2010, we have not experienced a price decline that would reduce selling price below cost. The amount or time period of return rights varies by distributor, but generally distributors have the right to return unsold products. Due to rapid changes in technology, consumer preferences and prices, we cannot reliably estimate returns or price adjustments. Accordingly, we do not recognize revenue until the products are sold to the customers by the distributors and the above criteria are met. The related products held by distributors are included in our inventory balance, even though the distributors hold legal title to such products. We record product shipping costs in cost of revenue. We also sell our products directly to customers and recognize revenue when all of the above criteria are met.

We maintain an accrual for obligations we incur under our warranties. We accrue for these costs based on our historical experience with customers.

We maintain an allowance for doubtful accounts. We regularly review the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and economic conditions that may affect a customer’s ability to pay. We recorded an allowance for doubtful accounts of $5,000 as of December 31, 2007, and none as of December 31, 2008 and 2009 and June 30, 2010.

Share-Based Compensation

We have adopted FASB ASC 718, “Stock Compensation,” which requires all grants of share-based awards, including restricted share units, restricted shares and stock options, to be recognized in the financial statements based on their grant date fair values.

We have made the following restricted share unit grants since January 1, 2009:

	Restricted Share Units	Fair Value of
Grant Date	Granted	Ordinary Shares

November 2, 2009	7,260,134	$1.7714
January 18, 2010	108,107	$2.15

The fair value of the restricted share units was measured as the grant date fair value of our ordinary shares reduced by the present value of the dividends expected to be paid on the underlying shares during the requisite service period. Expected dividend yield is determined in view of our historical dividend as well as expected future payout rate. Expected dividend yield is nil for all restricted share units.

The restricted share units granted on November 2, 2009 and January 18, 2010 were subject to the condition that they could not be exercised until we had completed a qualified initial public offering. As of December 31, 2009 and June 30, 2010, we were not able to determine that it was probable that the performance condition would be satisfied given the significant uncertainties surrounding the condition of the stock market and the economy as well as other variables. Therefore, we did not recognize any share-based compensation expense on any of the restricted share units for the year ended December 31, 2009 or the six months ended June 30, 2010.

In January 2010, we cancelled 1,356,547 restricted share units granted to certain employees on November 2, 2009 and simultaneously granted the employees the same number of restricted shares with similar terms. The modification date incremental fair value was nil.

In May 2010, we cancelled 119,671 restricted share units granted to certain employees on November 2, 2009 and 562,334 restricted shares granted to certain employees on January 18, 2010. Since the restricted share units and the restricted shares both carried a Qualified IPO performance condition that affected vesting and the Qualified IPO performance condition was not probable at the time of the cancellation, we did not recognize any of the unrecognized compensation cost.

We have made the following stock option grants since January 1, 2009:

	Stock Options	Exercise Price	Fair Value of
Grant Date	Granted	per Ordinary Share	Ordinary Shares	Intrinsic Value

August 1, 2009	670,000	$0.50	$1.7714	$851,838

There were 16,984,871 stock options outstanding as of June 30, 2010. The aggregate intrinsic value of all stock options outstanding as of June 30, 2010 was $     , assuming an initial public offering price of $      per ordinary share or $      per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

We applied the Black-Scholes valuation model in determining the fair value of stock options granted. Risk-free interest rates are based on the derived market yield of Chinese government international bonds for the terms approximating the expected life of each award at the time of grant. As of the stock option grant dates, no stock options had been exercised, and therefore we were unable to develop the expected term on the grant dates by giving consideration to vesting period, contractual term, the effects of employees’ expected exercise and post vesting employment termination behavior. We used the simplified method described in FASB ASC 718-10-S99 to determine the expected terms. Expected dividend yield is determined in view of our historical dividend as well as expected future payout rate. We estimate expected volatility at the date of grant based on average annualized standard deviation of the share price of listed comparable companies. These comparable companies are publicly traded companies in the same industry. We considered companies with similar business and financial characteristics including product mix, business model, target market, financial position and financial performance, in determining comparable companies. We recognize compensation expense on share-based awards with only a service condition on a straight-line basis over the requisite service period and for share-based awards with both service and performance conditions on a graded-vesting basis. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future changes in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.

The stock options that we granted prior to April 2008 were subject to the condition that they could not be exercised until we had completed a qualified initial public offering. As of December 31 2005, 2006, and 2007, we were not able to determine that it was probable that the performance condition would be satisfied given the significant uncertainties surrounding the condition of the stock market and the economy as well as other variables. Therefore, we did not recognize any share-based compensation expense on any of these stock options for the years ended December 31, 2005, 2006, and 2007.

On April 1, 2008, we amended the 2005 plan to remove the condition requiring a qualified initial public offering. We concluded that this amendment met the definition of an improbable-to-probable modification because it previously was not probable that the performance condition would be satisfied, and the modification caused it to become probable. Because the original condition was not probable on the modification date, we did not use the original grant-date fair value to measure compensation cost for the stock option grants in 2005, 2006 and 2007. As required by FASB ASC 718, we calculated the fair value of the awards on the modification date. The fair value of the vested awards was $3.1 million, which we recognized immediately on the modification date. The share-based compensation for unvested awards would be recognized over the remaining requisite service period on a straight line basis. The share-based compensation for stock options granted in 2009 was determined contemporaneously at the time of the grants using the same valuation model.

Under FASB ASC 718, we applied the Black-Scholes valuation model in determining the fair value as of April 1, 2008 of the stock options granted in 2005, 2006, and 2007 and the fair value as of August 1, 2009 of the stock options granted on that date, based on the following assumptions:

	Year of Stock Option Grant
	2005	2006	2007	2009

Risk-free interest rate	3.26%	4.22%	4.22%	4.02%
Dividend yield	0%	0%	0%	0%
Average expected volatility	51.82 ~53.39%	53.77%	58.42%	53.32%
Average expected time to exercise	2.92 ~4.42 years	4.69 years	5.69 years	6.27 years

In our determination of share-based compensation expense for share-based awards, we undertook contemporaneous analyses of the estimated fair value of our ordinary shares for financial reporting purposes as of April 1, 2008 (stock option modification date), August 1, 2009 (stock option grant date), November 2, 2009 (restricted share unit grant date) and January 18, 2010 (restricted share unit grant date). There were no other share-based award grants or modifications to our share-based compensation plans in the year 2008, 2009, or through the date of this prospectus in 2010. The primary approach we used for estimating the fair market value of our ordinary shares was the probability-weighted method, consistent with the recommendations of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. As our securities are not publicly traded or subject to any market evaluation of fair market value, we utilized valuation methodologies commonly used in the valuation of private company equity securities.

Our approach to valuation is based on an approach that weights the market approach guideline company method and the income approach discounted cash flow method, giving greater weight to the latter method. Our total equity value was then allocated among our preferred shares and ordinary shares.

For the guideline company method, we considered the profile and performance of six publicly traded semiconductor companies that we deemed comparable to our company. We applied both enterprise-value-to-revenue multiple and enterprise-value-to-EBITDA (earnings before interest, tax, depreciation and amortization) multiple as the metric. Adjustments to the ratio were made by taking into consideration several factors, including the differences between our company and the comparable companies in terms of revenue growth rate, profitability, and market opportunity.

For the discounted cash flow method, we forecasted our free cash flows annually through the 10 years commencing from the valuation date and discounted them to their present value using the discount rate of 20.5% to reflect the risks associated with achieving those forecasts as well as the time value of money. To reflect our business’s going-concern nature, we also considered a terminal value by assuming a terminal growth rate of 3%. The terminal growth rate is based on the estimated long-term economic growth of relatively developed economies. Given the historical growth and nature of the industry, we believe a sustainable long-term growth rate comparable to overall economic growth is reasonable.

We used an option-based methodology to allocate our estimated aggregate equity value among our preferred shares and ordinary shares. We first assigned a value to our preferred shares and then analyzed the ordinary shares as an option using the Black-Scholes valuation model. We considered the rights and privileges of each security, including such factors as liquidation rights, conversion rights, and the manner in which each security affects the others. We used two scenarios to value the ordinary shares. One scenario assumed an initial public offering in which the preferred shares would lose their liquidation preference and participation rights upon automatic conversion. A second scenario assumed there would be no initial public offering and the preferred shares would retain their rights and privileges. The probability of the two scenarios represents our expectations in addition to other outside factors such as the condition of the capital markets and the potential for our receiving a competitive merger and acquisition offer in lieu of an initial public offering. These estimates are consistent with the plans and estimates that we use to manage the business. Lastly, we applied a marketability discount rate of 13.8% to reflect the lack of marketability of our ordinary shares.

Determining the fair value of our ordinary shares required us to make complex and subjective judgments, assumptions, and estimates, which involved inherent uncertainty. Had our management used different assumptions and estimates, the resulting fair value of our ordinary shares and the resulting share-based compensation expense could have been different.

Between our grant of stock options to certain employees on August 1, 2009, and our grant of restricted share units to certain employees on November 2, 2009, we did not achieve any major new milestones in the development of our company. As a result, the fair value of our ordinary shares was $1.7714 per ordinary share on both August 1, 2009 and November 2, 2009. On December 28, 2009, we signed an agreement to sell 1,950,642 of our ordinary shares to an independent third party, Zhangjiang RDK Company Limited, at an arm’s-length price of $2.15 per ordinary share. We used this price as the fair value of our ordinary shares at the time of our grant of restricted share units on January 18, 2010. We believe that the increase in the fair value of our ordinary shares from $1.7714 per ordinary share as of November 2, 2009 to $2.15 per ordinary share as of January 18, 2010 was primarily attributable to the following factors:

•	We launched four new products, namely a DVB-T tuner, an analog mobile television receiver, a low noise block product and a new GSM power amplifier, in November and December 2009.

•	We formally commenced the preparations for our initial public offering in December 2009, which increased the probability of the liquidity of our shares.

Inventories

Inventories are stated at the lower of cost (weighted average) or market. Cost is comprised of direct material costs and, where applicable, shipping and handling and overhead incurred in bringing the inventories to their present location and condition. Inventory write-downs include write-downs for obsolete and excess inventory based on our forecasts of demand over specific future time periods and write-downs to value inventory at the lower of cost or market which rely on forecasts of average selling prices in future periods. If economic, competitive, or other factors cause market conditions to be less favorable than those we have projected, additional inventory write-downs may be required, which could have a material adverse effect on our future results of operations. We wrote down $0.6 million of inventory in 2008 and $2.9 million of inventory in 2009, including $1.1 million due to design margin and process variation issues with certain power amplifiers, $0.8 million due to the Chinese government’s announcement that Chinese operators would terminate PHS networking service by 2011, $0.5 million due to our overestimate of demand for our analog mobile television receiver and $0.5 million related to other products. We wrote down $1.4 million of excess inventory in the six months ended June 30, 2010 primarily for one of our power amplifier products.

We use a number of foundries to fabricate our semiconductor wafers and use several testing and packaging vendors. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate supply, we issue purchase orders to our suppliers and contract manufacturers. The purchase commitments arising from these purchase orders are non-cancelable. We record a liability for non-cancelable purchase commitments for quantities in excess of our future demand forecasts consistent with the valuation of the excess and obsolete inventory. We recorded nil of such liabilities as of December 31, 2008, $1.6 million as of December 31, 2009 and $1.0 million as of June 30, 2010. The liabilities as of June 30, 2010 primarily represent orders we placed with foundries for the production of our analog mobile television receiver to the extent that those purchase commitments exceed our demand forecast. As of June 30, 2010, we had outstanding purchase orders in the amount of $29.3 million.

Income Taxes

Under FASB ASC 740, “Income Tax,” which clarifies the accounting for uncertainty in income taxes recognized in our financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for loss carry-forwards and other deferred tax assets where it is more likely than not that such loss carry forwards and deferred tax assets will not be realized. In 2008, as a result of the profitability of our subsidiaries in China and the expected future profitability of our company, we released the valuation allowance of $0.3 million.

For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, but it prohibits any discounting of any of the related tax for the time value of money. FASB ASC 740 also mandates expanded financial statement disclosure about uncertainty in income tax reporting positions. The cumulative effect of applying FASB ASC 740 is to be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. We did not incur a cumulative effect adjustment upon adoption of FASB ASC 740. We have elected to classify interest and penalties related to an uncertain tax position, if any and when required, as other expenses. The adoption of FASB ASC 740 did not have any material impact on our financial position or results of operations.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended
	December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)	(unaudited)
	(as percentage of revenue)

Summary Consolidated Statement of Operations Data:
Revenue	100.0	100.0	100.0	100.0	100.0
Cost of revenue	(64.5)	(67.7)	(73.8)	(73.5)	(72.6)

Gross profit	35.5	32.3	26.2	26.5	27.4
Operating expenses:
Research and development expenses	(51.7)	(23.8)	(12.3)	(15.3)	(10.8)
Selling, general and administrative expenses	(15.4)	(8.1)	(3.9)	(4.2)	(4.0)

Total operating expenses	(67.1)	(31.9)	(16.2)	(19.5)	(14.8)

Income (loss) from operations	(31.6)	0.4	10.0	7.0	12.6
Income (loss) before income tax expense	(31.8)	0.4	9.9	6.7	12.7
Income tax benefit (expense)	(1.1)	0.8	(0.3)	(0.2)	(1.7)

Net income (loss)	(32.9)	1.2	9.6	6.5	11.0
Share-based compensation was allocated in operating expenses as follows:
Research and development	—	(4.9)	(0.4)	(0.5)	(0.4)
Selling, general and administrative	—	(1.8)	(0.3)	(0.3)	(0.2)

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Revenue.  Our revenue increased by 66.1% from $45.9 million for the six months ended June 30, 2009 to $76.2 million for the six months ended June 30, 2010. The increase in revenue was due to a 93.8% increase in unit volume, partially offset by a 14.3% decrease in average selling price. The increase in unit volume was a result of the growing market share for our Bluetooth product, the growing market share and higher attach rates for our FM radio receivers, the introduction of our new analog mobile television receiver, and the overall growth of the export market addressed by our customers. This increase was partially offset by a reduction in our DVB-S product shipments as market demand was affected by the PRC government’s announcement that satellite television set-top boxes would be required to meet conditional access system standards beginning in January 2010. The decrease in average selling price was due primarily to our decision to reduce the price of our Bluetooth product in late 2009 in response to a price reduction by one of our competitors, as we continued to sell our product at reduced prices throughout 2010.

Cost of Revenue.  Our cost of revenue increased by 63.9% from $33.7 million for the six months ended June 30, 2009 to $55.3 million for the six months ended June 30, 2010. This increase was due primarily to a large increase in unit volume, partially offset by a reduction in average unit cost due to decreasing die sizes for new products.

Gross Margin.  Our gross margin increased from 26.5% for the six months ended June 30, 2009 to 27.4% for the six months ended June 30, 2010. This increase was due primarily to significant cost reductions in our new FM products as well as the increased unit volume of higher gross margin products such as walkie-talkie transceivers, analog mobile television receivers and LNB satellite downconvertors. The increase was partially offset by the decrease in the average selling price of our Bluetooth product in late 2009 in response to a price reduction by one of our competitors, as well as an increase in the writedown of excess inventory.

Research and Development Expenses.  Our research and development expenses increased by 17.7% from $7.0 million for the six months ended June 30, 2009 to $8.3 million for the six months ended June 30, 2010, but decreased significantly as a percentage of revenue, from 15.3% to 10.8%, due to our higher revenue. The increase in research and development expenses was due primarily to increases of $0.3 million in tapeout expenses for new product development, $0.3 million in salary, accrued bonus and benefits, $0.3 million in intellectual property license fees and $0.2 million in rental and utility fees allocated to our research and development department.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses increased by 54.8% from $1.9 million for the six months ended June 30, 2009 to $3.0 million for the six months ended June 30, 2010, but decreased as a percentage of revenue, from 4.2% to 4.0%, due to our higher revenue. The increase in selling, general and administrative expenses was due primarily to increases of $0.4 million in salary, accrued bonus and benefits for our expanding sales network and field engineering support team, $0.3 million in professional service fees and $0.2 million in travel and utility fees.

Income Tax Expense.  Our income tax expense increased from $0.1 million for the six months ended June 30, 2009 to $1.3 million for the six months ended June 30, 2010. This change was due to our higher net income as well as a higher effective tax rate.

Net Income.  As a result of the above, our net income increased significantly from $3.0 million, or 6.5% of revenue, for the six months ended June 30, 2009 to $8.4 million, or 11.0% of revenue, for the six months ended June 30, 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue.  Our revenue increased by 113% from $55.5 million in 2008 to $118.4 million in 2009. The increase in revenue was due to a 170% increase in unit volume, partially offset by a 21% decrease in average selling price. The increase in unit volume was a result of the introduction of our new Bluetooth product, our growing market share for power amplifiers, our growing market share and higher attach rates for FM radio receivers, and the overall growth of the export market addressed by our customers, as well as our growing market share in the expanding market for DVB-S satellite tuners, partially offset by a substantial reduction in PHS product shipments. The decrease in average selling price was due in part to our decision to reduce the price of our FM radio receivers in late 2008 in response to a price reduction by one of our competitors, as we continued to sell our product at reduced prices throughout 2009.

Cost of Revenue.  Our cost of revenue increased by 133% from $37.6 million in 2008 to $87.4 million in 2009. This increase was due primarily to a large increase in unit volume, partially offset by a reduction in average unit cost due to decreasing die sizes and favorable pricing terms negotiated with foundries as the volume of our purchases from them increased.

Gross Margin.  Our gross margin decreased from 32.3% in 2008 to 26.2% in 2009. This decrease was due primarily to developments in the markets for FM radio receivers and to write-downs on inventory of $2.9 million and losses for non-cancelable purchase commitments of $1.6 million, including $0.5 million of inventory write-downs and $1.4 million of loss for non-cancelable purchase commitments for analog mobile television receivers, $1.1 million of inventory write-downs for power amplifiers, $0.8 million of inventory write-downs for PHS transceivers, and $0.5 million of inventory write-downs and $0.2 million of loss for non-cancelable purchase commitment for other products. One of our competitors lowered its price for FM radio receivers in the fourth quarter of 2008, and we cut our prices as well, which affected our gross margins in 2009. The write-downs of inventory and losses for non-cancelable purchase commitments increased our costs without corresponding increases in revenues, which also put pressure on our gross margin.

Research and Development Expenses.  Our research and development expenses increased by 9.7% from $13.2 million in 2008 to $14.5 million in 2009, but decreased significantly as a percentage of revenue, from 23.8% to 12.3%, due to our higher revenue. Increases of $1.8 million in tapeout expenses for new product development and $1.7 million in salary, accrued bonus and benefits reflecting our improved results of operations were largely offset by a decrease of $2.2 million in share-based compensation expenses. Our share-based compensation expenses in 2009 decreased from 2008 primarily because we had incurred an incremental $2.3 million of share-based compensation expense in 2008 when we removed certain performance conditions from our 2005 stock option grants.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses increased by 2.9% from $4.5 million in 2008 to $4.6 million in 2009, and decreased significantly as a percentage of revenue, from 8.1% to 3.9%, due to our higher revenue. The increase of selling, general and administrative expenses was due primarily to an increase of $0.8 million in salary, accrued bonus and benefits, partially offset by a decrease of $0.7 million in share-based compensation expenses. Our share-based compensation expenses in 2009 decreased from 2008 primarily because we had incurred an incremental $0.8 million of share-based compensation expense in 2008 when we removed certain performance conditions from our 2005 stock option grants.

Income Tax Benefit (Expense).  Our income tax benefit (expense) changed from a benefit of $0.5 million in 2008 to an expense of $0.4 million in 2009. This change was due primarily to a $0.2 million increase in current income tax expenses and a $0.4 million decrease in deferred tax assets in 2009 as compared to 2008. Additionally, there was a $0.3 million release in valuation allowance that had increased our income tax benefit in 2008 and had no such impact in 2009.

Net Income.  As a result of the above, our net income increased significantly from $0.7 million, or 1.2% of revenue, in 2008 to $11.3 million, or 9.6% of revenue, in 2009.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue.  Our revenue increased by 306% from $13.7 million in 2007 to $55.5 million in 2008. The increase in revenue was due to a 503% increase in unit volume, partially offset by a 33% decrease in average selling price. The increase in unit volume was primarily due to the growing markets and our growing market share for power amplifiers, FM radio receivers, and DVB-S satellite tuners, and also due to higher FM radio receiver attach rates. The decrease in average selling price was due in part to the relative stability in our product mix in 2008, as the price of mature products tends to drop relatively quickly.

Cost of Revenue.  Our cost of revenue increased by 326% from $8.8 million in 2007 to $37.6 million in 2008. This increase was due primarily to a large increase in unit volume, partially offset by a reduction in average unit cost due to decreasing die sizes and favorable pricing terms negotiated with foundries as the volume of our purchases from them increased.

Gross Margin.  Our gross margin decreased from 35.5% in 2007 to 32.3% in 2008. This decrease was due primarily to the number of new products we introduced in 2007. We had introduced power amplifiers, FM radio receivers, and DVB-S satellite tuners in 2007, and our margins on these products were significantly lower in 2008 as these products matured and faced more competition in their respective markets.

Research and Development Expenses.  Our research and development expenses increased by 86.6% from $7.1 million in 2007 to $13.2 million in 2008, but decreased significantly as a percentage of revenue, from 51.7% to 23.8%, due to our higher revenue. This increase was due to the incurrence of an incremental $2.3 million of share-based compensation expense in 2008 when we removed certain performance conditions from our 2005 stock option grants, an increase of $1.5 million in other personnel-related expenses relating to increased head-count and increases in base pay and bonuses, an increase of $1.2 million for tapeout expenses related to product development, and an increase of $0.8 million for purchases of intellectual property rights.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses increased by 114% from $2.1 million in 2007 to $4.5 million in 2008, but decreased as a percentage of revenue, from 15.4% to 8.1%. This increase was due to the incurrence of an incremental $0.8 million of share-based compensation expense in 2008 when we removed certain performance conditions from our 2005 stock option grants and an increase of $0.9 million in other personnel-related expenses relating to increased head count and increases in base pay and bonuses.

Income Tax Benefit (Expense).  We had an income tax benefit of $0.5 million in 2008, as compared to an income tax expense of $0.2 million in 2007. This change was due primarily to a $0.2 million reduction in current tax expense and a $0.1 million increase in deferred tax assets in 2008 as compared to 2007. Additionally, there was a $0.3 million release in valuation allowance that increased the income tax benefit in 2008. In 2007, $0.1 million valuation allowance was made against the deferred tax assets.

Net Income (Loss).  As a result of the above, we had net income of $0.7 million in 2008, or 1.2% of revenue, as compared to net loss of $4.5 million in 2007.

Selected Quarterly Results of Operations

The following table sets forth our historical unaudited consolidated selected quarterly results of operations for the period indicated.

	For the Three Months Ended
	2008		2009				2010
	September 30	December 31	March 31	June 30	September 30	December 31	March 31	June 30
	(in thousands)

Revenue	$19,874	$15,203	$18,408	$27,475	$39,537	$32,953	$35,789	$40,402
Cost of revenues	(13,387)	(11,017)	(13,981)	(19,749)	(27,359)	(26,321)	(26,877)	(28,409)

Gross profit	6,487	4,186	4,427	7,726	12,178	6,632	8,912	11,993
Operating expenses:
Research and development	(2,996)	(2,940)	(3,593)	(3,422)	(3,520)	(3,940)	(4,261)	(3,998)
Selling, general and administrative	(1,039)	(1,135)	(969)	(978)	(1,160)	(1,542)	(1,515)	(1,499)

Total operating expenses	(4,035)	(4,075)	(4,562)	(4,400)	(4,680)	(5,482)	(5,776)	(5,497)
Income/(loss) from operations	2,452	111	(135)	3,326	7,498	1,150	3,136	6,496
Interest income	10	20	6	8	18	25	37	34
Other income/(expenses), net	74	77	(106)	(44)	(28)	(35)	(45)	(12)

Income/(loss) before income tax expense	2,536	208	(235)	3,290	7,488	1,140	3,128	6,518
Income tax benefit/(expense)	1,876	155	6	(82)	(191)	(110)	(413)	(860)

Net income/(loss)	$4,412	$363	$(229)	$3,208	$7,297	$1,030	$2,715	$5,658

The following table sets forth our historical unaudited consolidated selected quarterly results of operations for the periods indicated, as a percentage of revenue.

	For the Three Months Ended
	2008		2009				2010
	September 30	December 31	March 31	June 30	September 30	December 31	March 31	June 30
	(as percentage of revenue)

Revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenues	(67.4)	(72.5)	(76.0)	(71.9)	(69.2)	(79.9)	(75.1)	(70.3)

Gross profit	32.6	27.5	24.0	28.1	30.8	20.1	24.9	29.7
Operating expenses:
Research and development	(15.1)	(19.3)	(19.5)	(12.5)	(8.9)	(12.0)	(11.9)	(9.9)
Selling, general and administrative	(5.2)	(7.5)	(5.3)	(3.6)	(2.9)	(4.7)	(4.2)	(3.7)

Total operating expenses	(20.3)	(26.8)	(24.8)	(16.1)	(11.8)	(16.7)	(16.1)	(13.6)
Income/(loss) from operations	12.3	0.7	(0.8)	12.0	19.0	3.4	8.8	16.1
Interest income	0.0	0.1	0.0	0.0	0.0	0.1	0.1	0.0
Other income/(expenses), net	0.5	0.6	(0.5)	0.0	(0.1)	0.0	(0.1)	(0.0)

Income/(loss) before income tax expense	12.8	1.4	(1.3)	12.0	18.9	3.5	8.8	16.1
Income tax benefit/(expense)	9.4	1.0	0.0	(0.3)	(0.5)	(0.3)	(1.2)	(2.1)

Net income/(loss)	22.2	2.4	(1.3)	11.7	18.4	3.2	7.6	14.0

Our revenue and operating results have fluctuated in the past from quarter to quarter due in part to seasonal variations in demand for mobile handsets, set-top boxes, and other consumer electronics that incorporate our products. Typically, we have higher sales during the third quarter of each year as vendors in China stock up for the National Day holiday at the beginning of October. In addition, business activities in China generally slow down in the first quarter of each year during the Chinese New Year period, which adversely affects our sales and results of operations during the period. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Revenue

Our revenue has generally increased from quarter to quarter as we have generally experienced significant volume growth quarter to quarter due to market share gains for our products, the introduction of new products and the growth of our target markets. The fourth quarter each year is typically slower than the third quarter, and we generally see declines in volumes across all product categories. For example, in 2008 we recorded $15.2 million revenues in the fourth quarter as compared to $19.9 million revenues in the third quarter, while in 2009 we recorded $33.0 million revenues in the fourth quarter as compared to $39.5 million revenues in the third quarter. As the fourth quarter is generally slower, we normally experience marginally higher declines in average selling prices during this quarter. In 2008, the fourth quarter was also impacted by the global financial crisis, as our customers were reluctant to build up their inventory levels as they anticipated reduced market demand.

Our revenue has also been impacted by the regulatory environment in the PRC and other countries. The PRC government announced that it would require satellite television set-top boxes to meet conditional access system standards beginning in January 2010, which led to a slowdown in our customer’s shipments of DVB-S set-top boxes in the first and second quarters of 2010. In addition, the Chinese government cracked down on certain Chinese handset manufacturers for not paying applicable import duties and for installing malware on their handsets, which disrupted production by these manufacturers and caused a slowdown in mobile phone shipments in June 2010, which in turn affected demand for our products.

Our revenues from new product introductions have generally increased from quarter to quarter as we have sought to expand our product portfolio. In particular, we are seeing increasing contribution to our revenues from our connectivity products, which we started to introduce in 2009.

Gross Margin

Our gross margins have fluctuated over the last eight quarters from a high of 32.6% in the third quarter of 2008 to a low of 20.1% in the fourth quarter of 2009. Although we have increased revenue by introducing new products and achieved reductions in unit costs as we have decreased die sizes, improved manufacturing yields and negotiated more favorable pricing with our vendors, these positive trends have been outweighed by the effect of declining average selling prices and writedowns of excess or obsolete inventory. The decline in our margins in the fourth quarter of 2008 and the first quarter of 2009 was mainly due to significant price reductions in our FM radio receivers in response to price cuts by one of our competitors. The significant decline in margin in the fourth quarter of 2009 was due primarily to a sharp decline in the average selling price of our Bluetooth system-on-chip as a result of increased competition, as well as to a $1.9 million aggregate writedown of excess inventory and loss for non-cancelable purchase commitments on our analog mobile television receiver. Our gross margin in the first and second quarters of 2010 increased from the fourth quarter of 2009 due to continued unit cost improvements, including initial shipments of our lower cost Bluetooth product. This improvement was partially offset by inventory writedowns primarily relating to excess inventory of one of our power amplifier products.

Operating Expenses

Our operating expenses increased from around $4.0 million in the third and fourth quarters of 2008 to $5.8 million in the first quarter of 2010 as we expanded our research and development efforts and sales and marketing activities. Throughout most of 2009, our total operating expenses remained relatively steady from quarter to quarter at around $4.5 million, but they ramped up in the fourth quarter to $5.5 million as we further expanded our research and development efforts and incurred increased audit and legal expenses connected with our preparations for this offering, and our total operating expenses for the first two quarters of 2010 remained at this higher level. As a percentage of revenue, our operating expenses in 2009 were in the range of 11.8% to 24.8%, reflecting improved operating leverage as we ramped up our revenues. In the first two quarters of 2010, our total operating expenses were in the range of 13.6% to 16.1%, reflecting improving operating leverage.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from our issuances and sales of convertible redeemable preferred shares and, beginning in 2008, cash flows from operations.

As of December 31, 2008 and 2009 and June 30, 2010, we had $13.2 million, $24.6 million and $21.4 million, respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended			For the Six Months
	December 31,			Ended June 30,
	2007	2008	2009	2009	2010
				(unaudited)	(unaudited)
	(in thousands)

Net cash provided by (used in) operating activities	$(3,032)	$5,968	$13,961	$5,615	$2,383
Net cash (used in) investing activities	(898)	(1,045)	(2,634)	(1,038)	(10,296)
Net cash provided by financing activities	10,445	—	133	—	4,680
Net increase (decrease) in cash and cash equivalents	6,534	5,152	11,468	4,579	(3,244)
Cash and cash equivalents at the beginning of the period	1,484	8,018	13,170	13,170	24,638
Cash and cash equivalents at the end of the period	$8,018	$13,170	$24,638	$17,749	$21,394

Operating Activities

Net cash provided by operating activities amounted to $2.4 million for the six months ended June 30, 2010. We increased our inventories by $6.0 million (before a non-cash writedown of $1.4 million) in anticipation of higher sales, and our accounts receivable increased by $4.5 million and our deferred revenue increased by $2.3 million, both in line with our increased revenue.

Net cash provided by operating activities amounted to $14.0 million in 2009. Our accounts payable increased by $12.6 million and our inventories by $20.2 million (before a non-cash write-down of $2.9 million) as we increased the size of our inventories to support our increased sales. Our deferred revenue increased by $2.8 million, in line with our increase in inventory. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities for the year ended December 31, 2009 were $2.9 million in inventory write-downs, $0.8 million in share-based compensation, and $0.6 million in depreciation and amortization.

Net cash provided by operating activities amounted to $6.0 million in 2008. Our inventories increased by $4.6 million (before a non-cash write-down of $0.6 million) and our accounts payable increased by $5.3 million as we increased the size of our inventories to support our increased sales. Our accounts receivable increased by $1.7 million, at a slower rate than the increase of inventory and accounts payable, primarily due to faster collection of accounts receivable. Our deferred revenue increased by $0.3 million, in line with our increase in inventory. The principal non-cash items accounting for the difference between our net income and our net cash provided by operating activities in 2008 were $3.7 million in share-based compensation, $0.6 million in inventory write-downs, and $0.5 million in depreciation and amortization.

Net cash used in operating activities amounted to $3.0 million in 2007. Our accounts receivable increased by $3.0 million as our revenue increased. Our inventories increased by $2.3 million as we increased the size of our inventories to support our increased sales. Our deferred revenue increased by $2.3 million, reflecting amounts invoiced to distributors. Our accounts payable increased by $2.3 million, in line with the increase in our cost of revenue. The principal non-cash item accounting for the difference between our net loss and our net cash used in operating activities in 2007 was $0.4 million in depreciation and amortization.

Investing Activities

Net cash used by investing activities amounted to $10.3 million for the six months ended June 30, 2010, primarily due to the purchase of short-term investments of $11.4 million in a time deposit.

Net cash used by investing activities amounted to $2.6 million in 2009, primarily due to the sales of short-term investments of $0.7 million and the purchase of short-term investments of $2.0 million in a time deposit and $1.3 million for purchases of lab testing equipment, software, computer equipment and other items related to our product development activities.

Net cash used in investing activities amounted to $1.0 million in 2008, primarily due to the use of $0.4 million as a deposit for a standby letter of credit and $0.7 million for purchases of lab testing equipment and other items related to our product development activities.

Net cash used in investing activities amounted to $0.9 million in 2007 for purchases of lab testing equipment and other items related to our product development activities.

Financing Activities

Net cash provided by financing activities was $4.7 million for the six months ended June 30, 2010, due to proceeds from the sale of our ordinary shares to an investor for $4.2 million and $0.5 million from the repayment of recourse loans that we had made to employees to facilitate the exercise of their employee stock options.

Net cash provided by financing activities was $0.1 million in 2009 due to proceeds from the repayment of recourse loans to employees to facilitate the exercise of employee stock options.

Net cash provided by financing activities was nil in 2008.

Net cash provided by financing activities amounted to $10.4 million in 2007, of which $10.0 million was due to the issuance and sale of our Series C convertible redeemable preferred shares and $0.4 million was due to cash collected in 2007 on the issuance and sale of our ordinary shares in 2006.

We believe that our current cash and cash equivalents, our anticipated cash flows from operations, and the net proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this offering. We do not anticipate that our current expansion plans will require significant capital commitments due to the scalability of our business model. We do, however, expect to invest in the further development of our technology platform to support our long-term growth.

Conversion of Convertible Redeemable Preferred Shares

Our convertible redeemable preferred shares, which are accounted for as mezzanine securities in our historical consolidated financial statements, automatically convert into ordinary shares immediately upon the closing of this offering. The following unaudited pro forma information reflects the automatic conversion of all of our outstanding Series A, Series B and Series C convertible redeemable preferred shares into 157,629,642 ordinary shares immediately upon the completion of this offering:

	As of June 30, 2010
	Actual	Pro Forma
	(in thousands)

Convertible Redeemable Preferred Shares
Series A	$12,880	—
Series B	6,281	—
Series C	11,157	—
Shareholder’s equity
Ordinary shares	523	$2,099
Additional paid-in capital	9,720	38,462
Recourse loans	(1,214)	(1,214)
Accumulated other comprehensive income	510	510
Retained earnings	637	637

Total shareholders’ equity	$10,176	$40,494

Capital Expenditures

Our capital expenditures amounted to $0.9 million, $0.7 million, $1.3 million and $0.2 million in 2007, 2008 and 2009 and for the six months ended June 30, 2010, respectively. In the past, our capital expenditures consisted principally of purchases of lab testing equipment, intellectual property licenses, and software, development tools, computer equipment and other items related to our product development activities. We expect our capital expenditures in 2010 to consist principally of similar types of items.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009:

	Payment Due by Period
		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	(in thousands)

Operating lease obligations	$498	$381	$117	—	—
Other commitments	2,680	1,570	1,110	—	—
Capital commitments	200	200	—	—	—
Purchase obligations	15,663	15,663	—	—	—

Total	$19,041	$17,814	$1,227	—	—

The following table sets forth our contractual obligations and commercial commitments as of June 30, 2010:

	Payment Due by Period
		July 1, 2010 to
	Total	December 31, 2010	2011-2012	After 2013
	(in thousands)

Operating lease obligations	$347	$179	$168	—
Other commitments	4,585	1,550	3,035	—
Capital commitments	24	24	—	—
Purchase obligations	29,319	29,319	—	—

Total	$34,275	$31,072	$3,203	—

Our purchase obligations reflect orders that we have placed with foundries and with testing and packaging vendors for manufacturing our products. See “Risk Factors — Risks Related to Our Business — Because we do not have long-term commitments from our customers, we must estimate customer demand, and our ability to accurately forecast demand for and sales of our products is limited, which may have negative effects on our inventory levels, sales and results of operations.”

We have excluded any potential obligations with respect to uncertain tax positions from the table above as there is a high degree of uncertainty regarding the amount and timing of future cash outflows, if any.

Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of June 30, 2010.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased 4.8% and 5.9% in 2007 and 2008, respectively, and decreased 0.7% in 2009.

Market Risks

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

All of our revenue and most of our cost of revenue are denominated in U.S. dollars, while most of our expenses are denominated in RMB. We are also exposed to foreign exchange risk on the U.S. dollar proceeds of this offering, part of which we expect to convert into RMB over time for the uses discussed elsewhere under “Use of Proceeds.” We believe the impact of foreign currency risk is not material and we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk.

The value of your investment in our ADSs may be affected by the foreign exchange rate between U.S. dollars and RMB, even though we use the U.S. dollar as our functional and reporting currency, because most of our expenses are denominated in RMB and the functional currency of our PRC subsidiaries is the RMB while the ADSs will be traded in U.S. dollars. Our functional currency is the U.S. dollar because most of our revenue, cost of revenue, and financings are denominated in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. For almost two years after July 2008, the RMB traded within a narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the Chinese government announced that it would increase RMB exchange rate flexibility, and the RMB has begun to appreciate against the U.S. dollar again. However, it remains unclear how much flexibility will be permitted.

To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, acquisitions, or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of June 30, 2010, we had RMB-denominated cash balances of RMB26.9 million and U.S. dollar-denominated cash balances of $17.6 million. Assuming we had converted the RMB-denominated cash balance of RMB26.9 million into U.S. dollars at the exchange rate of $1.00 for RMB6.7909 as of June 30, 2010, this cash balance would have been $4.0 million. Assuming a 1.0% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to $3.9 million.

Recent Accounting Pronouncements

In December 2007, the FASB issued revised guidance on accounting for business combinations and non-controlling interests. The guidance changes the accounting for and reporting of business combination transactions and noncontrolling interests in consolidated financial statements. It requires changes in classification and presentation of minority interests in the consolidated balance sheets, statements of income, and statements of stockholders’ equity. The revised guidance was effective for us beginning on January 1, 2009. The adoption of the guidance did not have a material impact on our consolidated financial statements.

In March 2008, the FASB issued revised guidance to expand disclosure requirements for derivative instruments and hedging activities. The guidance provides greater transparency about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. To meet those objectives, the guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The guidance was effective for us beginning on January 1, 2009 and did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued guidance on Recognition and Presentation of Other-Than-Temporary Impairments. This guidance amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other than-temporary impairments on debt and equity securities in the financial statements. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This guidance is effective no later than periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued guidance on subsequent events that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In February 2010, the FASB amended the requirements to eliminate the requirement for SEC filers to disclose the date through which they have evaluated subsequent events and refine the scope of the disclosure requirements for reissued financial statements. The adoption of this guidance did not have any material impact on our consolidated financial statements.

In June 2009, the FASB issued revised guidance on the consolidation of variable interest entities. The revised guidance eliminates previous exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. The revised guidance also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity or a company’s obligation to absorb losses or its right to receive benefits of a entity must be disregarded in applying the other provisions. The revised guidance will be effective for the fiscal year beginning January 1, 2010. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In August 2009, the FASB issued guidance on Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value. The new guidance aims to provide clarification relating to the fair value measurement of liabilities, specially in circumstances where a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain prescribed techniques. Techniques highlighted included using (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for similar liabilities when traded as assets, or (iii) another valuation technique that is consistent with the principles of fair value measurements. The new guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Finally, the guidance clarifies that both a quoted price in an active market for the identical liability and the quoted price for the identical liability when traded as an asset in an active market when no adjustment to the quoted price of the asset are required are Level 1 fair value measurements. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued an accounting standard update on revenue recognition relating to multiple deliverable revenue arrangements. The fair value requirements of existing accounting guidance are modified by allowing the use of the “best estimate of selling price” in addition to vendor-specific objective evidence and third-party evidence for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when vendor-specific objective evidence or third-party evidence of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. This update requires expanded qualitative and quantitative disclosure and is effective for fiscal years beginning on or after June 15, 2010, although early adoption is permitted. These updates may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We are currently assessing the impact, if any, that the adoption of this update will have on our consolidated financial statements and disclosures.

In January 2010, the FASB issued an accounting standard update on improving disclosures about fair value measurements. The updated guidance amends existing disclosure requirements by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This update is effective for fiscal years beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. Since this standard impacts disclosure requirements only, its adoption will not have a material impact on our consolidated results of operations or financial condition.

In April 2010, the FASB issued an update that provides guidance on the criteria for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. Determining whether a milestone is substantive is a matter of judgment made at the inception of the arrangement. A milestone should be considered substantive in its entirety. An individual milestone may not be bifurcated. An arrangement may include more than one milestone, and each milestone should be evaluated separately to determine whether the milestone is substantive. A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in the April 2010 update is a policy election. A vendor that is affected by the amendments in this update is required to provide certain disclosures. This update is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted with certain disclosures required. A vendor may also elect, but is not required, to adopt the amendments in this update retrospectively for all prior periods. We are currently assessing the impact, if any, that the adoption of the update will have on our consolidated financial statements and disclosures.

In April 2010, FASB issued amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. Earlier application is permitted. We are currently assessing the impact from the adoption of this update.

BUSINESS

Overview

We are a China-based fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal semiconductors for a broad range of cellular, broadcast, and connectivity applications. According to iSuppli, we are the second largest provider of analog application specific standard products (which include radio-frequency and mixed-signal semiconductors) for wireless communications based in Asia Pacific as measured by revenues in 2009. We shipped our first product in 2005, and our diversified product portfolio currently includes power amplifiers, transceivers and front-end modules, FM radio receivers, set-top box tuners, analog mobile television receivers, walkie-talkie transceivers, LNB satellite downconverters and Bluetooth system-on-chip.

Our core competency is the design of highly integrated, high-performance radio-frequency and mixed-signal system-on-chip. We have developed our core competency through a combination of technical know-how, system and application level knowledge and expertise in mixed-signal integrated circuits which convert real-world analog signals, such as sound and radio waves, into digital signals that electronic products can process. Through internal development and licensing, we have assembled an extensive library of radio-frequency, mixed-signal, and digital signal processing building blocks which enables us to develop our comprehensive system-level intellectual property. Our system-level intellectual property includes FM, Bluetooth, WiFi, GPS, analog mobile television, CMMB, DAB, and other radio-frequency components including 2G and 3G transceivers, DVB-T and DVB-S tuners, and power amplifiers. Our technology platform, comprising all the above, enables us to improve our design efficiency, increase the productivity of our engineers and develop new products quickly to meet customer requirements.

We currently have more than 500 customers, almost all of which are located in our primary market, China. Since our inception, over 800 million units of our products have been incorporated into mobile handsets, set-top boxes, MP3 players and other wireless and consumer electronic devices and sold in China, Southeast Asia, India, the Middle East, Africa, Russia, and Latin America. Our customers include all of the top 10 branded handset manufacturers in China in terms of number of units sold in the first half of 2010 as measured by iSuppli, including ZTE, Huawei, Tianyu, and TCL, and all of the top 20 design houses in China in terms of number of units sold in the first half of 2010 as measured by iSuppli, including Longcheer, Huiye, Tinno and Wingtech. According to the iSuppli Report, we were the leading supplier of FM radio receivers and DVB-S tuners, the second-largest supplier of Bluetooth system-on-chip and the third-largest supplier of power amplifiers to Chinese manufacturers in the six months ended June 30, 2010.

We recorded revenue of $118.4 million and net income of $11.3 million in 2009, and revenue of $76.2 million and net income of $8.4 million in the six months ended June 30, 2010.

Industry Background

Wireless Communications

Over the past two decades, wireless communications technologies have evolved dramatically in response to the growth of the Internet, the spread of cellular and broadcast networks, and the emergence of video and data-intensive applications. The mobile handset market represents the largest market for radio-frequency and mixed-signal semiconductors in terms of volume. Mobile handsets increasingly incorporate a wide variety of functions, allowing end users to send text messages, e-mails and video clips, take photographs and video clips, access the Internet, use location-based services, pay bills, watch television or listen to the radio, and connect to other consumer electronic devices. Advances in performance and reduction in cost are also enabling the adoption of wireless communications technologies into other consumer electronics devices, such as netbooks, tablets and laptops, portable media players, portable navigation devices and e-book readers.

Wireless communications technologies have evolved through generations of wireless protocols. Most mobile handsets are based on 2G (including 2.5G and 2.75G) technologies, while the increasing availability and adoption of 3G services will lead to greater demand for handsets based on 3G technologies. The following table, from the iSuppli Report, shows estimates and forecasts of the proportion of 2G and 3G handsets sold or to be sold in emerging and developed markets from 2009 to 2014. According to the iSuppli Report, 2G technology is expected to remain the dominant standard in emerging markets and will make up 42.5% of total mobile handset shipments worldwide in 2014.

	2009	2010	2011	2012	2013	2014
	(millions of units)

Emerging markets:
2G	771	902	957	901	833	750
3G	126	186	249	325	417	516

Emerging markets total	897	1,088	1,206	1,226	1,250	1,266
Developed markets:
2G	100	53	27	13	0	0
3G	299	368	420	452	484	498

Developed markets total	399	421	447	465	484	498

Worldwide total	1,296	1,509	1,653	1,691	1,734	1,764

Rich Features Driving Product Cycle Growth of Mobile Handsets

A parallel industry development has been the increasing connectivity, computing and multimedia capabilities of both 2G and 3G mobile handsets, broadly defined as smartphones or rich feature handsets. There is growing worldwide demand for smartphones, due to the sophisticated computing capabilities, enhanced user interfaces, rich multimedia experiences, and proliferation of internet-centric applications of these devices. The creative use of these features enhances user experience and drives the sale of both 2G and 3G mobile handsets. The attach rates of these rich features are growing, and we believe most of these features will eventually become standard offerings in 2G and 3G mobile handsets.

Technical Challenges to Wireless Semiconductor Vendors

As mobile handset designs incorporate more diverse functions and advanced computing capabilities, manufacturers compete to include the largest number of functions while minimizing space requirements and power consumption. This creates two significant challenges for semiconductor companies. The first challenge is how to use the most advanced process technology to develop powerful processors that can run increasingly complex software to deliver sophisticated computing, multimedia and graphics on mobile handsets. This challenge is addressed by baseband and application processor companies using digital semiconductor technologies. The second challenge lies in integrating multiple radio-frequency and mixed-signal technologies into complex wireless system-level products. Radio-frequency and mixed-signal technologies do not scale down in form factor at the same rate as digital semiconductor technologies. Also, the more feature- and function-rich the wireless system-level product, the greater the amount of signal interference generated from the digital portion of the chip. Accordingly, the design turnaround time, development cost and technical difficulty of integrating radio-frequency and mixed-signal technologies are significantly greater. To effectively address these challenges requires expertise in both radio-frequency and mixed-signal semiconductor design.

Industry Significance of Branded and White Box Manufacturers from China

Chinese domestic branded and “white box” mobile handset manufacturers have grown significantly and accounted for 31.1% of the 1.3 billion units of mobile handsets shipped worldwide in 2009, according to the iSuppli Report. “White box” refers to products sold under a “no-name” brand or without a brand name. In addition to serving the domestic market, Chinese mobile handset manufacturers have significantly increased their exports to other emerging markets, and according to the iSuppli Report this trend is expected to continue:

	2009	2010	2011	2012	2013	2014
	(millions of units)

Shipments by Chinese Mobile Handset Manufacturers
Branded vs. White Box:
Branded	219	322	357	418	485	537
White Box	185	229	255	232	192	167

Total	404	551	612	649	677	704

Domestic China vs. Export:
Domestic	119	129	138	144	151	156
Export	285	421	474	505	526	549

Total	404	551	612	649	677	704

We believe that the evolution of China-based mobile handset manufacturers mirrors past trends in other consumer electronics markets such as the DVD, MP3, set-top box and television markets. The availability of low-cost manufacturing capacity, independent handset design houses to which manufacturers can outsource design functions, and turnkey semiconductor solutions has reduced the initial upfront development effort and cost, thereby significantly reducing entry barriers. Development costs have fallen, development cycles have shortened from one or two years to an average of one or two months, and distribution costs have also declined substantially.

Initially, the majority of Chinese mobile handset manufacturers targeted domestic consumption. As the domestic market in China developed, branded manufacturers grew in market share relative to the white box manufacturers. At the same time, significant demand existed in the export markets, primarily in emerging markets, which has led to further expansion of total mobile handset shipment volumes by Chinese manufacturers. Exports include both branded manufacturers in China seeking international business on a private-label basis with mobile operators and leading brands in these export markets, as well as white box manufacturers that sell internationally on a no-name basis.

Challenges to Wireless Semiconductor Vendors in China

The net effect of these developments has been a dramatic growth in the number of new mobile handset manufacturers in China, with a correspondingly steep increase in the total mobile handset shipments by these China-based manufacturers. We believe the rise of the Chinese branded and white box manufacturer is a globally disruptive industry trend. Wireless semiconductor companies need to compete on fundamentally different parameters to address customers in this target market.

Mobile handset manufacturers in China have different requirements than those based elsewhere, such as: different product cost/performance trade-offs due to generally lower levels of affordability and lower priced products in emerging markets; higher levels of customer support for handset manufacturers due to lower levels of internal design skills of many Chinese mobile handset manufacturers; flexible logistic and distribution arrangements due to the different wholesale and retail-level distribution structures of their end markets; and accelerated product cycles due to different competitive dynamics and time-to-market pressures. Additionally, as these manufacturers have become more sophisticated about handset design, they are increasingly purchasing radio-frequency and mixed-signal semiconductors based on the specific merits of a vendor’s solution rather than relying on the generic reference design framework provided by their baseband integrated circuit vendors.

Multinational semiconductor companies with a global customer and product development model, serving handset manufacturers that are focused on developed markets, may face certain challenges in adapting to the requirements of the China market. We believe this has created an advantage for locally based semiconductor suppliers, such as ourselves, who are closer to the customers, better understand the market environment, and can build their business to address the needs of customers with these different requirements.

Our Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

Advanced Radio-Frequency Design Capabilities.  The design of radio-frequency semiconductors poses special challenges, such as the difficulty of modeling the signal interference from the digital components of the chip and effectively configuring multiple radios in a single system, which traditionally has been resolved through trial and error. We have developed proprietary CMOS-based circuit topologies that make our radio-frequency design more predictable and repeatable than traditional design approaches. These proprietary topologies and our experience and know-how significantly contribute to our design efficiency and productivity. Our radio-frequency designs enable high degree of linearity, resulting in products that have high signal clarity and better voice and data reception and transmission. Furthermore, our radio-frequency and mixed-signal technology has very high tolerance to process variations, making it scalable to advanced process geometries and allowing us to transfer our processes and manufacture the same device at multiple foundries with minimal incremental costs.

Wireless System-on-Chip Technology Platform.  Through internal development and licensing, we have assembled an extensive library of radio-frequency, mixed-signal, and digital signal processing building blocks, which enables us to develop our comprehensive system-level intellectual property. Our system-level intellectual property includes FM, Bluetooth, WiFi, GPS, analog mobile television, CMMB, DAB, and other radio-frequency components including 2G and 3G transceivers, DVB-T and DVB-S tuners, and power amplifiers. We believe the knowledge and know-how we have developed and our wireless system-on-chip technology platform, comprising all of the above, are transferable and applicable to other new products. This scalable platform enables us to improve our design efficiency, increase the productivity of our engineers and develop new products quickly to meet customer requirements.

Track Record of Delivering Highly Integrated Products.  We believe the greatest challenge for creating more complex wireless system-on-chip products lies in integrating the radio-frequency and digital building blocks. Our radio-frequency and digital signal processing know-how allows us to develop wireless system-on-chip products for a wide variety of cellular, broadcast and connectivity applications. For example, we produced the first digital audio broadcast system-on-chip to combine a tuner and demodulator on the same die, which enables reduction of multiple chips by combining them on a single chip. Our Bluetooth system-on-chip achieves comparable die size as the industry-leading solution even though the industry-leading solution employs a more advanced process geometry node.

Broad Product Portfolio and Proven Product Development Ability.  We continue to develop a wide variety of radio-frequency and mixed-signal products for multiple applications including cellular, broadcast and connectivity. Our portfolio currently comprises over 20 products. We believe that our expanding product portfolio allows us to provide additional products to our new and existing customers and to cross sell our products to our established customers. We believe that the technical expertise, tenacity in problem solving, strong work ethic and collaborative culture of our engineering team enable us to develop products efficiently. Our engineers have been able to quickly master new technologies, integrate them into our designs and create competitive products with fast time-to-market. With a team of around a hundred engineers, we have introduced a total of 15 new cellular, broadcast, and connectivity products in 2009 and 2010 and achieved a leading market share for a number of these products, such as FM radio receivers and DVB-S tuners. We believe our ability to design and bring to market products within a very short time frame aligns us with our customers’ requirements.

Local Sales, Service, and Engineering Advantage.  Our sales personnel and our R&D and field application engineers have a thorough understanding of the needs and requirements of our customers, almost all of which are located in China. Our field application engineers provide extensive on-site support to our customers both before and after sales are made. In many cases, the R&D engineers who originally developed the product are also directly involved in implementing it at the system level and supporting the customers who use it. In addition, by making it easy for customers to substitute our products in place of our competitors’ products in their designs, we can gain market share without relying on any third party’s reference designs.

Strong Engineering Team Led by Experienced Management Team.  We recruit engineers from China’s top educational institutions, which graduate a large number of engineers with advanced degrees each year, creating a large pool of motivated and qualified candidates for the semiconductor design industry. Our diverse portfolio of products and rapid and frequent product cycles, coupled with our practice of assigning engineers to multiple projects, allow our engineers to participate in frequent tapeouts and quickly acquire the necessary design skills. Our engineering team is led by Vincent Tai, our co-founder and chief executive officer; Shuran Wei, our co-founder and chief technical officer; and Liang Zhang and Jun Chen, our senior vice presidents — who together have over 60 years of experience in the high-tech industry in Silicon Valley and China.

Our Strategies

We intend to build upon our competitive position serving China’s mobile handset market and leverage our radio-frequency and mixed-signal design expertise and our system-level technology platform to become a leading provider of semiconductor products in the global cellular, broadcast, and connectivity markets. We plan to continue to focus on mobile handsets as one of the largest electronics markets in the world, but we will also continue to address specialty markets outside of mobile handsets where highly integrated single chip solutions requiring mixed-signal expertise can replace discrete components.

We plan to achieve this objective by pursuing the following strategies:

Develop Highly Integrated Products.  We seek to incorporate new features and functions in our existing products to remain competitive and gain market share while aggressively reducing costs to maintain or improve margins. For example, we have added FM capability to our Bluetooth solution. We have also introduced power amplifier modules that employ integrated passive device technology, thereby eliminating cost associated with passive discrete components that are incorporated in the traditional power amplifier module. We believe that these highly integrated solutions will enable our customers to shorten their product development cycles and design smaller form factor applications with reduced power consumption at a lower cost.

Expand Our Offerings with High-Margin Products.  We intend to continue to expand our product portfolio by developing and launching new products in our existing markets as well as to target new markets. Our strategy is to focus on products that enable us to realize and maintain high gross margins. We believe that our radio-frequency and mixed-signal capabilities position us well to capitalize on a number of high-margin product categories in the handset and non-handset markets. For example, we have recently developed analog mobile television receivers for inclusion in mobile handsets and low noise block (LNB) satellite downconverters to be sold to satellite dish manufacturers. We will use our design capabilities and our existing technology platform to expand our product offerings, and also increase our intellectual property portfolio through internal development and licensing from third parties as appropriate.

Maintain and Expand Our Customer Base.  We intend to build on our existing customer relationships and gain new customers to increase our sales by sharing our product roadmaps and market information with these customers and providing them with heightened levels of customer support. We believe that a better understanding of their business will allow us to address their needs more efficiently and cross-sell our existing and new products. We also intend to selectively target mobile device manufacturers that are based elsewhere in the region outside of China.

Reduce Our Costs of Production.  We evaluate opportunities to reduce our costs of production by migrating to smaller geometry, more advanced process technologies on a product-by-product basis. The majority of our products are fabricated on CMOS process technologies. We commenced production using a 110 nanometer process in May 2010. In addition, we are developing a new generation of products to be manufactured using 55 nanometer processes, with shipments expected to commence in 2011.

Recruit, Develop, and Retain Highly Productive Engineers.  We are committed to recruiting, developing, and retaining highly productive engineers to further strengthen our expertise in the design, development, marketing and sales of radio-frequency mixed-signal semiconductor products. We intend to continue providing equity incentives and career development opportunities to motivate and retain our engineering talent.

Selectively Pursue Acquisitions.  We plan to selectively pursue acquisitions of intellectual property, design teams, or companies that complement our strengths and will help us execute our strategies. We believe that the acquisition of complementary technologies will contribute to our ability to design increasingly complex system-on-chip.

Products

We design, develop, and market radio-frequency and mixed-signal semiconductors for a broad range of cellular, broadcast, and connectivity applications in consumer electronics devices, principally in mobile handsets.

Cellular Products.  Our cellular products, including power amplifiers, switches, and transceivers for mobile handsets, comprise the basic platform for wireless voice, data or video transmission used on 2G and 3G family of standards. The transceiver sits between the power amplifier and the baseband and plays an important role in reception quality. The power amplifier amplifies the radio signal from the transceiver and sends the output through the antenna, while the switch allows multi-band power amplifiers and multi-band receivers to share the same antenna. The power amplifier is a key component of the mobile handset because the efficiency of the power amplifier affects the battery life. We have introduced one of the first power amplifier modules that employs integrated passive device (IPD) technology, thereby eliminating multiple passive discrete components that are incorporated in a traditional power amplifier module. This significantly reduces the cost and module size, while providing improved yields and higher reliability and utilizing standard packaging capacity. We are also working on EDGE, CDMA and WEDGE transceivers for possible introduction in 2011.

The following table shows our principal cellular products currently in production, in each case showing the first year of volume production:

Cellular Products	Year

GSM power amplifier module	2007
GSM power amplifier module with high power output	2008
GSM/EDGE power amplifier module	2009
3G switch module	2009
Radio frequency switch	2009
GSM power amplifier and switch module (IPD)	2010

SCDMA transceiver	2006
PHS transceiver	2007
GSM transceiver	2008
TD-SCDMA/GSM dual-mode transceiver	2009
TD-SCDMA transceiver	2010

Broadcast Products.  Our broadcast products, including radio and television receivers and tuners, receive rich media content via broadcast technology on mobile handsets, set-top boxes, portable media players, and other devices. Our FM radio receivers are highly integrated single-chip broadcast FM stereo radio receivers with a small form factor. They permit reception of FM broadcasts through mobile handsets, portable media players, and other portable devices. Our latest FM product has a receiver and transmitter, which allows the user to share music with others wirelessly. Our DVB-S tuner is a fully integrated satellite set-top-box tuner compliant with the DVB-S and

DVB-S2 and China’s ABS-S standards and can provide all of the radio-frequency functions in set-top boxes. Our more recently introduced DVB-T tuner offers excellent phase noise reduction and very low implementation cost, and its fully integrated design reduces board space requirements and simplifies radio-frequency layout, thus lowering system cost. We also began volume shipment of our LNB satellite downconverter and our analog mobile television receiver for mobile handsets. Our LNB satellite downconverter can convert 10 gigahertz satellite signals into a lower frequency which set-top boxes can receive and replaces the traditional discrete components, which improves factory throughput and product consistency. Our analog mobile television receiver is a fully integrated system-on-chip that allows the user to receive analog television broadcasts on a mobile handset or other mobile device. We are also working on CMMB products for possible introduction in 2011.

The following table shows our principal broadcast products currently in production, in each case showing the first year of volume production:

Broadcast Products	Year

FM radio receiver	2007
FM radio receiver with radio data system	2008
AM/FM radio receiver	2009
FM radio receiver and transmitter	2009

Analog mobile television receiver system-on-chip	2010

DVB-S satellite tuner	2007
DVB-S2 satellite tuner	2008
LNB satellite downconverter	2009
DVB-T tuner	2010

Connectivity Products.  Connectivity products are products that enrich user experience by incorporating additional two-way communications features into mobile handsets and other devices. We produce highly integrated Bluetooth system-on-chip with radio transceiver and baseband processor that are compliant with Bluetooth 2.1 + EDR specification and provide an optimal solution for data and voice applications. Bluetooth functionality in a mobile device allows the user to connect to an earphone or a hands-free car speaker phone or to share files with other mobile devices. We have succeeded in integrating Bluetooth with an FM radio receiver as a system-on-chip. We are also working on WiFi for mobile handset applications for possible introduction in 2011.

The following table shows our principal connectivity products currently in production, in each case showing the first year of volume production:

Connectivity Products	Year

Bluetooth system-on-chip for mobile handsets	2009
Bluetooth + FM system-on-chip for mobile handsets	2010

Walkie-talkie transceiver for family radio service applications	2009
Walkie-talkie transceiver for professional applications	2010

Technology

We have developed high-performance CMOS-based radio-frequency and mixed-signal technology and gallium arsenide-based technology. CMOS, which stands for “complementary metal oxide semiconductor,” is the most common technology for manufacturing semiconductors and enables us to produce low cost, power efficient products. The gallium arsenide (or GaAs) fabrication process is more expensive, but it has advantages for designing semiconductors for certain products, including particularly power amplifiers, because it provides greater linearity and higher power output.

We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. We have begun to migrate from 130 nanometer to 110 nanometer geometry processes and are developing Bluetooth and other products to be manufactured using 55 nanometer processes in 2011.

An integrated wireless product is typically partitioned into three major components: the controller, the radio-frequency component, and the digital signal processing component. We believe that the primary complexity of creating larger wireless system-level products is with the radio-frequency and digital signal processing components, which requires expertise in analog and mixed-signal technologies. The majority of our engineers specialize in radio-frequency and digital signal processing design. Implementation-level techniques for our radio-frequency and digital signal processing blocks are refined every time we tape out a new product, allowing us to further improve device performance and reduce die sizes. We develop the controllers by using CPUs licensed by third parties like ARM or MIPS, and protocol and software stacks we developed, licensed or acquired. We believe that we have considerable expertise in both front-end design and back-end layout. In radio-frequency design, front-end design (i.e., circuit topology) determines the ultimate performance limitations, and back-end layout determines to what degree this performance can be achieved.

We have built a wireless system-on-chip technology platform that we can utilize to increase design efficiency and raise the productivity of our engineers. This allows us to achieve shorter product cycles and faster time-to-market.

Customers

We currently have more than 500 customers, almost all of which are located in China. We sell our products primarily to mobile handset design houses and manufacturers, set-top box design houses and manufacturers, and other consumer electronics manufacturers. Since our inception, over 800 million units of our products have been incorporated into mobile handsets, set-top boxes, MP3 players and other consumer electronic devices and sold to consumers in China, Southeast Asia, India, the Middle East, Africa, Russia, and Latin America. Our customers include all of the top 10 branded handset manufacturers in China as measured by iSuppli based on sales volume in the first half of 2010, including ZTE, Huawei, Tianyu, and TCL, and all of the top 20 design houses in China as measured by iSuppli based on sales volume in the first half of 2010, including Longcheer, Huiye, Tinno and Wingtech.

We have a diversified customer base and none of our customers accounted for 10% or more of our revenue in 2008 or 2009 or for the six months ended June 30, 2010. Our ten largest customers accounted for 32.2% of our revenue for 2008, 30.7% for 2009 and 34.2% for the six months ended June 30, 2010.

We contact our customers frequently, sometimes on a weekly basis, to assess their needs, and we adjust inventory levels and foundry orders accordingly. However, guidance we receive from our customers about future orders is not binding until they actually place an order. See “Risk Factors — Risks Related to Our Business — Because we do not have long-term commitments from our customers, we must estimate customer demand, and our ability to accurately forecast demand for and sales of our products is limited, which may have negative effects on our inventory levels, sales and results of operations.”

We currently sell substantially all of our products through three independent, non-exclusive distributors. These are Auctus Technologies Group Limited, Arrow Asia Pac Ltd. and Giatek Corporation Ltd. We expect the volume for Giatek Corporation Ltd. to decrease and we have signed new distribution agreements with China Achieve Limited and Versatech Microelectronics Limited. These distributors provide storage, shipping, and other logistical services to us and provide financing to our customers. We have used other distributors in the past, and may use other distributors in the future. While we issue invoices to our distributors and ship products to them, we do not consider them to be customers. Only in limited cases do we sell directly to our customers.

We have entered into distribution agreements with each of our distributors. Under the terms of these agreements, we provide a one-year warranty on our products to the customers who buy through our distributors. We refund the net purchase price for any defective products returned under the warranty. We undertake to indemnify the distributors for any losses they suffer or any costs they incur due to our conduct or defects in our products, and to indemnify both the distributors and our customers for any losses they suffer due to our products having infringed intellectual property rights. We warrant to our distributors that we are the owner or licensee of all intellectual property incorporated in our products. Our distribution agreements are effective until terminated by either party and may be terminated by either party without cause with 30 days’ written notice. In the event of termination, we are required to repurchase unsold inventory from the distributor, and if the distributor terminates without cause, the repurchase price will be reduced by a 5% handling charge.

We decide what products will be available through our distributors, what prices the distributors pay for products, and what prices the customers pay for products. We bill the distributor at the time that the products are shipped to the distributor, and we require payment from distributors within 30 to 60 days. (For the small number of direct sales to customers, we require payment within 60 days.) Because the distributors may return any unsold products of ours for a full refund, we do not book revenue until the products are sold to customers and we treat products shipped to distributors as our inventory. We generally maintain about four weeks’ inventory for each product, some of which is held by our distributors.

Sales and Marketing

We market our products through our direct sales force and through independent distributors. We organize our direct sales force by region and have sales teams based in Beijing, Shanghai, and Shenzhen.

We believe our sales force and distributors’ industry knowledge helps make targeted approaches to potential customers more efficient and more effective than mass marketing and advertising, in particular because we must invest significant time and effort into completing a sale after we have initially identified and approached a potential customer.

Due to the complex and innovative nature of our products, our experienced field application engineers work closely with customers during the design process. A considerable amount of effort is typically required prior to any sale to assist the customer in incorporating our products into its design. We provide our customers with reference designs for complete systems integration including schematics, printed circuit board layout files and software to accelerate time to market and facilitate the design-in and application customization of our products in their devices.

Our field application engineers (and, when necessary, our R&D engineers) also provide on-site technical support to our customers both before and after sales are made.

Intellectual Property

Our future success depends in part upon our proprietary technology. We seek to protect our technology through a combination of patents, copyrights, trade secrets, trademarks and confidentiality agreements. As of the date of this prospectus, we have 39 patents issued by the State Intellectual Property Office of the PRC in the integrated circuit field and an additional 82 patent applications pending. There can be no assurance that patents will ever be issued with respect to these applications. We claim copyright protection for proprietary documentation for our products. We have registered the visual images of five integrated circuits with the State Intellectual Property Office of the PRC. We have also registered the “RDA” logo as a trademark in China. We rely in some circumstances on trade secrets to protect our technology.

With respect to the proprietary rights to our intellectual property, we have entered into research and development service agreements with our two PRC operating entities, RDA Shanghai and RDA Beijing, under which all intellectual property to the technologies developed in the process of rendering research and development services by RDA Shanghai or RDA Beijing shall be owned by our offshore entities, RDA Micro BVI and RDA International.

We intend to protect our rights vigorously, but there can be no assurance that our efforts will be successful. Furthermore, it is often difficult to create and enforce intellectual property rights in China. In addition, the laws of other countries in which our products are sold may not protect our products and intellectual property rights to the same extent as the laws of the United States. See “Risk Factors — Risks Related to Our Business — We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.”

We license some of the intellectual property that we use in our business. We have a non-exclusive license for certain semiconductor technology that we believe to be material to our business under a license agreement with ARM Limited. This agreement has an indefinite term and remains valid unless terminated by either party. The agreement may only be terminated by ARM under certain specified circumstances, including a material breach by us that cannot be remedied or is not remedied within 60 days or winding-up or similar proceedings by or against us. ARM is obligated to provide us with updates, support, and commercially reasonable efforts to correct any defects in the technology they license to us. As of the date of this prospectus, we have licensed technology under two annexes to the license agreement dated June 22, 2009.

We have also entered into a three-year non-exclusive license agreement with Silicon Labs effective May 12, 2010, under which we license certain intellectual property that we believe to be material to our business relating to FM and AM/FM integrated circuits. We and Silicon Labs also released and discharged each other from any claims of patent infringement occurring on or prior to the effective date of the agreement, subject to compliance with the terms of the agreement. We have also promised not to assert any infringement claims against Silicon Labs or its customers during the term of this agreement, and we have agreed with Silicon Labs to negotiate in good faith to license to Silicon Labs the right to manufacture (or have manufactured) and to sell our satellite tuner integrated circuits. Neither we nor Silicon Labs can terminate this agreement without the express written agreement of the other party, except for cause.

We plan to use part of the proceeds of this offering to acquire or license more intellectual property rights. See “Use of Proceeds.”

Many participants in the semiconductor and electronics industries have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. From time to time, third parties may assert infringement claims against us. We may not prevail in any such litigation or may not be able to license any valid and infringed patents from third parties on commercially reasonable terms, if at all. Litigation, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time. Any such litigation could materially adversely affect us. See “Risk Factors — Risks Related to Our Business — Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation expenses or licensing expenses or be prevented from selling certain of our products if these claims are successful.”

Manufacturing

We use third-party foundries and independent testing and packaging vendors to manufacture, test and package our products. This outsourced manufacturing approach allows us to focus our resources on the design, sale, and marketing of our products. Our engineers work closely with the foundries we use and other subcontractors to increase yield, lower manufacturing costs, and improve product quality.

Wafer Fabrication.  We use industry-standard CMOS manufacturing process technology for our radio-frequency semiconductors and gallium arsenide technology for our power amplifier semiconductors. We use a number of different foundries to fabricate our semiconductor wafers, including Taiwan Semiconductor Manufacturing Company (TSMC) in Taiwan, Semiconductor Manufacturing International Corporation (SMIC) in China, GlobalFoundries in Singapore and IBM in the United States for our CMOS semiconductors and WIN Semiconductors in Taiwan and TriQuint in the United States for our gallium arsenide semiconductors. We have begun to migrate from 130 nanometer to 110 nanometer geometry processes and have other products in development to be manufactured using 55 nanometer processes in 2011. We believe that we are not dependent on any single foundry for our fabrication needs. However, the number of foundries worldwide that can meet our fabrication needs is limited, especially for gallium arsenide.

Testing and Packaging.  Upon the completion of silicon processing at the foundry, we forward the finished silicon wafers to our third-party subcontractors for testing and packaging. We use a number of different subcontractors to carry out testing and packaging functions, including United Test and Assembly Center (UTAC), Advanced Semiconductor Engineering (ASE), Unisem, Sigurd Microelectronics, and Carsem. The market for outsourcing testing and packaging services is less concentrated than the market for foundry services, and we believe that we are not dependent upon any single subcontractor for our testing and packaging needs. We develop our own tests for our subcontractors to use in testing our products.

Quality Assurance.  We have implemented significant quality assurance procedures to assure high levels of product quality for our customers. We closely monitor the work-in-progress information and production records maintained by our suppliers, and communicate with our third-party subcontractors to assure high levels of product quality and an efficient manufacturing time cycle. Upon successful completion of the quality assurance procedures, all of our products are stored and shipped to our customers or distributors directly from our third-party subcontractors in accordance with our shipping instructions.

We do not have long-term agreements with foundries or with testing and packaging vendors. We typically have to place orders with foundries eight or more weeks before we can receive the finished products, and we generally maintain four weeks’ inventories to accommodate anticipated demand. Meanwhile, we typically sell products pursuant to purchase orders and do not have long-term purchase commitments. See “Risk Factors — Risks Related to Our Business — Because we do not have long-term commitments from our customers, we must estimate customer demand, and our ability to accurately forecast demand for and sales of our products is limited, which may have negative effects on our inventory levels, sales and operating results.”

Research and Development

We have 122 R&D engineers (93 of whom have advanced degrees) as of June 30, 2010, compared to 109 R&D engineers as of December 31, 2009, 101 R&D engineers as of December 31, 2008 and 93 R&D engineers as of December 31, 2007. We generally recruit directly from universities, typically graduates with advanced degrees, because we find that skills developed with other semiconductor designers are not necessarily transferable to our business. In many cases, the R&D engineers who originally developed a product are also directly involved in supporting the customers who use it.

Our Shanghai operating subsidiary, RDA Microelectronics (Shanghai), Inc., has been certified in conformity with the ISO 9001:2008 standard in its research and development of wireless communication circuitry.

We incurred research and development expenses of $7.1 million, $13.2 million, $14.5 million and $8.3 million in 2007, 2008, and 2009 and for the six months ended June 30, 2010, respectively.

Competition

As we target and supply products to multiple markets and applications, we face competition from a large number of firms. We compete with MediaTek in a number of products related to mobile handsets in China as well as with multinationals such as Broadcom, Infineon, and STMicroelectronics that offer a broad line-up of stand-alone and integrated semiconductor solutions. In addition, there are companies that we compete with in one particular product or product family, such as RF Micro Devices and Skyworks in power amplifiers; NXP and Silicon Laboratories in FM radio receivers; Maxim and Zarlink in DVB-S tuners; Maxim, MaxLinear and NXP in DVB-T tuners; Telegent in analog mobile television receivers; and CSR plc in Bluetooth solutions. As we enter new markets, we may face new competitors.

The markets for semiconductors generally, and for radio-frequency and mixed-signal semiconductors in particular, are intensely competitive. We anticipate that the market for our products will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent product introductions. We must continually design, develop and introduce new products with improved features to be competitive. We believe the principal competitive factors in our industry are:

•	level of integration;

•	price;

•	short design cycle;

•	customer support;

•	features and functionalities;

•	die size and form factor; and

•	performance, including reliability and power consumption.

Many of our competitors and potential competitors have longer operating histories, greater brand recognition, access to larger customer bases, complementary product offerings, and significantly greater financial, sales and marketing, research and development, manufacturing, distribution, technical and other resources than we do. Current and potential competitors have established or may establish financial and strategic relationships between themselves or with our existing or potential customers, suppliers, or other third parties. Our competitors may also offer bundled products, which may negatively impact our competitive position despite the technical merits or advantages of our products. In addition, our customers could develop products or technologies internally that would replace their need for our products and would become a source of competition.

Employees

As of June 30, 2010, we employed 199 people, including 122 in research and development, 52 in sales and marketing, and 25 in general and administrative roles. We had 82 employees at our headquarters in Shanghai, 101 in Beijing, 10 in Shenzhen, 3 in Korea and 3 in Hong Kong. We had a total of 172 employees as of December 31, 2009, 154 employees as of December 31, 2008 and 132 as of December 31, 2007.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into a standard confidentiality and employment agreements with our management and research and development personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, for two years after his or her termination of employment, provided that we pay compensation equal to seven months’ salary to the employee for employees of RDA Shanghai and twelve months’ salary to the employee for employees of RDA Beijing during the restriction period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

Facilities

Our headquarters are located in Shanghai, and we maintain research facilities in both Shanghai and Beijing. We maintain small sales offices in Shenzhen and in Seoul, Korea, and we are expanding our office in Hong Kong to handle procurement, investment, strategic planning, and certain other functions in addition to sales. We lease an aggregate of approximately 820 square meters of office space in Shanghai, approximately 1,164 square meters of office space in Beijing, approximately 217 square meters of office space in Shenzhen, approximately 106 square meters of office space in Seoul and approximately 100 square meters of office space in Hong Kong.

We believe that our existing facilities are adequate for our current and foreseeable requirements.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We insure the shipment of our products at each stage from the foundry to the subcontractors to the distributors, but we do not insure the products that are held by the subcontractors or distributors. We bear the risk of loss when our products are being tested and packaged by our subcontractors, but our distributors bear the risk of loss when they hold the finished products in inventory for us. We have purchased all risk property insurance covering certain property, principally our lab testing equipment. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. In addition, we provide group life insurance for all our employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man life insurance. We consider our insurance coverage to be in line with that of other technology companies of similar size in China.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time. See “Risk Factors — Risks Related to Our Business — Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation expenses or licensing expenses or be prevented from selling certain of our products if these claims are successful.”

PRC REGULATION

The semiconductor industry in China is subject to a number of laws and regulations. This section summarizes the principal PRC regulations currently relevant to our business and operations in China.

Regulations and Policies that Encourage the Development of Semiconductor Design Companies

China has had preferential policies on investment, financing, tax, industrial process, technology, income distribution and export-related matters concerning integrated circuit design enterprises since 2000.

Accreditation of Integrated Circuit Design Enterprises

Duly accredited integrated circuit design enterprises may qualify for certain preferential industrial policies. In order to obtain accreditation, an integrated circuit design enterprise must:

•	be a legally established enterprise whose principal business is semiconductor design;

•	possess adequate production and quality assurance capabilities; and

•	generate more than 30% of its total annual revenue from the design of semiconductor products and integrated circuit design services.

The Ministry of Industry and Information Industry is the authorized examination and approval administration for accreditation of integrated circuit design enterprises and has designated the China Semiconductor Industry Association and two other agencies to conduct the accreditation of integrated circuit design enterprises.

We conduct our integrated circuit design in China through RDA Shanghai and RDA Beijing, which were initially accredited as integrated circuit design enterprises by the Ministry of Industry and Information Industry of China in 2007 and 2008 respectively. Both these entities have passed the latest annual review of such accreditation and therefore are still eligible for the preferential tax treatment discussed below.

Foreign Investment Policy

Foreign investment in integrated circuit design falls into the “encouraged” category and may be eligible for certain types of preferential treatment.

Preferential Taxation Policies

Integrated circuit design enterprises are treated as software enterprises for purposes of tax treatment.

Exemption of Customs Duties and Import-Related Value-Added Tax.  An integrated circuit design enterprise generally does not need to pay customs duty or import-related value-added tax on any imported equipment necessary for its own use or any technology, ancillary parts and spare parts that are included in the contract for the equipment, except where such equipment, technology and parts are specifically identified as ineligible for the exemption. RDA Shanghai and RDA Beijing have in the past applied for and successfully obtained exemptions from customs duty and import-related value-added tax and expect to continue to apply for such exemptions in accordance with relevant regulations in the future.

An integrated circuit design enterprise may have semiconductors that are designed by the integrated circuit design enterprise itself with independent intellectual property rights manufactured or processed overseas if such semiconductors could not be manufactured in China. The import-linked value-added tax levied on these semiconductors is set at 17%. RDA Shanghai and RDA Beijing do not import semiconductors.

Enterprise Income Tax.  As a software enterprise, an accredited integrated circuit design enterprise is entitled to take advantage of the preferential policies for enterprise income tax. From the year in which an integrated circuit design enterprise first has positive accumulated earnings, it is exempted from enterprise income tax for two years and is entitled to a 50% reduction in the enterprise income tax for the succeeding three years. RDA Shanghai was exempt from income tax in 2005 and 2006 and received a 50% exemption in 2007, 2008, and 2009. RDA Beijing was exempt from income tax in 2008 and 2009 and is entitled to a 50% exemption in 2010, 2011, and 2012.

On February 22, 2008, the Ministry of Finance and State Administration of Taxation jointly promulgated a notice to clarify certain preferential policies in respect of enterprise income tax. In addition to continuing the five-year full and partial exemption discussed above, the notice also provides for the following preferential tax treatment for integrated circuit design enterprises: (i) the tax refund to an integrated circuit design enterprise enjoying the value-added tax policy of immediate refund upon payment, if used in the research and development of software products and in the expansion of production, is not regarded as taxable income for enterprise income tax and not be subject to the enterprise income tax; and (ii) the actual amount of the employee training expenses of a integrated circuit design enterprise may be deducted in the calculation of the amount of taxable income.

On April 14, 2008, the Ministry of Science and Technology, the Ministry of Finance, and the State Administration of Taxation enacted measures for certifying so-called “high and new technology enterprises.” Qualified high-technology companies may benefit from a preferential tax rate of 15% if they own their core intellectual properties and are classified into certain industries strongly supported by the government. Both RDA Shanghai and RDA Beijing have qualified as “high and new technology enterprises.”

Intellectual Property Protection for Semiconductors

China has adopted legislation related to intellectual property rights, including the Patent Law (in 1984), the Copyright Law (in 1990), and the Trademark Law (in 1982). China is also a signatory to the main international conventions on intellectual property rights, including the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization and the Washington Treaty on Intellectual Property in Respect of Integrated Circuits, and China became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the WTO in December 2001.

We seek to protect our technology through a combination of patents, copyrights, trade secrets, trademarks and confidentiality procedures. As of the date of this prospectus, we have 39 patents issued by the State Intellectual Property Office of the PRC in the integrated circuit field and an additional 82 patent applications pending.

Protection of Integrated Circuit Layout Design

Under the 2001 Regulations for the Protection of the Layout Design of Integrated Circuits, an integrated circuit layout design is defined as a three-dimensional configuration in a semiconductor that has two or more components, at least one of which is an active component, and part or all of the interconnected circuitry or the three-dimensional configuration has been prepared for the production of semiconductors.

The following persons and entities can hold proprietary rights in the layout designs that they create: (i) PRC natural persons, legal persons or other organizations; (ii) foreign persons or companies who are creators of an integrated circuit layout design and whose layout designs are first commercially used in China; and (iii) foreign persons or companies from a country that either has an agreement with China concerning the protection of layout designs or is a signatory to an international treaty concerning the protection of layout designs to which China is also a signatory.

A holder of proprietary rights in a layout design may:

•	duplicate the entire protected layout design or any part of the original design; and

•	use the protected layout design, the integrated circuit containing the layout design, or commodities containing the integrated circuit commercially.

The proprietary rights are valid after the layout design is registered with the State Intellectual Property Office of the PRC.

Proprietary rights in a layout design are granted for ten years, commencing from the earlier of the date of the application for registration of the layout design or the first date of its commercial use anywhere in the world. However, a layout design is not entitled to any protection beyond 15 years from the time of its creation, regardless of when the layout design is registered or put into commercial use. The holder of the proprietary rights may transfer those rights to another party or grant permission for use of the design.

The State Intellectual Property Office decides on applications for registration of layout designs. An application must be made within two years of the design being put in commercial use anywhere in the world, or the application will be rejected.

As of June 30, 2010, we have registered five integrated circuit layout designs in China.

Compulsory Licenses for Exploitation of Semiconductor Patents

A company may request the State Intellectual Property Office to grant a compulsory license to use a patent if: (i) the patentee, after the lapse of three full years from the date when patent is granted and after the lapse of four full years from the date when a patent application is filed, fails to exploit or to fully exploit the patent without any justifiable reason; or (ii) the patentee’s act of exercising the patent rights is determined as a monopolizing act and the compulsory license would eliminate or reduce the adverse consequences of the monopolizing act on competition. A compulsory license for the use of a semiconductor technology patent is restricted to public and non-commercial uses and subject to the circumstance described in item (ii) above.

The Intellectual Property Administration Department of the State Council may grant a non-voluntary license to use a layout design in the event of a national emergency or any extraordinary state of affairs, where public interest so requires, or where the holder is engaging in unfair competition that requires a remedy, as determined by a court or the Department of Supervision and Inspection against Unfair Competition. The scope and duration of the license will be determined in accordance with the reasons justifying the grant. The scope shall be limited to non-commercial use for public purposes or to remedy the holder’s unfair competitive actions.

Our PRC patents and layout designs may be subject to the compulsory licenses in accordance with the relevant regulations.

Regulations on Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended on August 5, 2008. Under these regulations, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments, and investments in securities outside of China, unless the prior approval of SAFE is obtained and prior registration with SAFE is completed.

On August 29, 2008, SAFE issued a circular regulating the conversion of foreign currency into RMB by a foreign-invested company by restricting how the converted RMB may be used. The circular requires that the registered capital of a foreign-invested enterprise settled in RMB that is converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of foreign-invested enterprises settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations may result in severe penalties, such as heavy fines.

Regulations on Dividend Distribution

Wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to examination by the banks designated by SAFE. Wholly foreign-owned companies may not pay dividends unless they set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the wholly foreign-owned company’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds, at their discretion. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

SAFE Regulations on Offshore Special Purpose Companies

The PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations in October 2005 that require PRC residents to register with local branches of SAFE if they use assets or equity interests in PRC entities as capital contributions to establish offshore companies, or if they inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas. In addition, any PRC resident who makes, or has previously made, direct or indirect investments in such an offshore company (referred to in the SAFE regulations as an “offshore special purpose company”) is required to further update that registration for such things as increases or decreases in the offshore special purpose company’s share capital, transfers or swaps of its shares, mergers, long-term equity or debt investments, and the creation of any security interest. Moreover, the PRC subsidiaries of that offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore special purpose company’s shareholders who are PRC residents, and do so in a timely manner.

While our PRC counsel, Jun He Law Offices, has advised us that the aforementioned SAFE regulations do not apply to us as our corporate structure was not formed with any assets or equity interests in any PRC entities, we cannot assure you that SAFE shares the same view. See “Risk Factors — Risks Relating to Doing Business in China — PRC regulations relating to offshore investment activities by PRC residents may limit our subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability under PRC law.”

On March 28, 2007, SAFE issued further regulations requiring Chinese citizens who are granted stock options by an overseas publicly listed company to register with SAFE through a Chinese agent or Chinese subsidiary of the overseas publicly listed company and complete certain other procedures. We and our PRC employees who have been granted stock options, restricted share units and restricted shares will be subject to these regulations upon the completion of this offering.

PRC Technology Import and Export

Technology import and export is broadly defined under Chinese law to include, without limitation, the transfer or license of patents, software and know-how and the provision of services in relation to technology. The import and export of technology must be registered with competent government authority.

From time to time, the PRC governments promulgates catalogues of restricted and prohibited technology. Restricted technology may only be imported or exported with the approval of the Ministry of Commerce; prohibited technology may not be imported or exported at all. Technology that does not fall into either of the above two catalogues can be imported or exported upon registration with competent commercial administration authority.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title

Vincent Tai	53	Co-Founder, Chairman and Chief Executive Officer
Shuran Wei	40	Co-Founder, Director and Chief Technology Officer
Julian Cheng	36	Director
Gordon (Yi) Ding	34	Director
Kern Lim	40	Independent director appointee*
Kin-Wah Loh	55	Independent director appointee*
Peter Wan	57	Independent director appointee*
Lily (Li) Dong	39	Chief Financial Officer
Liang Zhang	35	Senior Vice President of Engineering
Jun Chen	36	Senior Vice President of Engineering
Shun Lam Steven Tang	54	Senior Vice President of Operations
Dalei Fan	36	Vice President of Sales
Guoguang Zhao	32	Vice President of Operation

*	Messrs. Kern Lim, Kin-Wah Loh and Peter Wan have accepted our appointment as our independent directors effective upon the effectiveness of the registration statement of which this prospectus is a part.

Mr. Vincent Tai is our co-founder and has been chairman of our board of directors and our chief executive officer since our inception in 2004. Mr. Tai has over 25 years of experiences in the high-tech industry. From 2001 to 2003, Mr. Tai co-founded and managed USI Inc., which developed linear power amplifiers in Silicon Valley. Prior to co-founding USI Inc., he worked as the general manager and then the president of UMAX Technologies in the United States from 1990 to 2001. Prior to that, Mr. Tai co-founded Excel Associates, a distribution company based in Hong Kong, in 1986. Mr. Tai received a bachelor of science degree in electrical engineering and a master of science degree in electrical engineering from Georgia Institute of Technology and an MBA degree from the University of Chicago in the United States.

Mr. Shuran Wei is our co-founder and has been our chief technology officer since our inception in 2004 and our director since 2005. Mr. Wei has over 16 years of experience in CMOS radio-frequency integrated circuit design. Prior to co-founding our company, he was a vice president of Analogix Semiconductor Inc. in the United States from 2002 to 2004. From 1998 to 2002, he was an integrated circuit design manager at Marvell Semiconductor Inc. in the United States, and from 1994 to 1998, he was an integrated circuit design engineer at LSI Corporation (formerly known as LSI Logic). Mr. Wei received a bachelor of science degree in physics from Peking University in China and a master of science degree in electrical engineering from the University of Minnesota in the United States.

Mr. Julian Cheng has been our director since our inception in 2004. Mr. Cheng is a managing director in the China group at Warburg Pincus Asia LLC, which he joined in 2000. He is also a director for a number of other private companies. Prior to joining Warburg Pincus Asia LLC, Mr. Cheng worked for the capital markets and investment banking divisions of Salomon Smith Barney and Bankers Trust in Hong Kong. Mr. Cheng received his bachelor’s degree in economics from Harvard University in the United States.

Mr. Gordon (Yi) Ding has been our director since 2010. Mr. Ding is a director in the technology, media, and telecommunications group at Warburg Pincus Asia LLC, which he joined in 2009. From 2008 to 2009, Mr. Ding was a vice president at Citadel Investment Group. From 2005 to 2008, he worked for the investment banking divisions of Morgan Stanley Asia Limited and UBS Investment Bank in Hong Kong. Mr. Ding received a bachelor of science degree from Shanghai Jiao Tong University in China and an MBA degree from the Kellogg School of Management at Northwestern University in the United States.

Mr. Kern Lim will serve as our independent director commencing upon the effectiveness of the registration statement of which this prospectus is a part. Mr. Lim currently serves as the president and chief executive officer of Asia Strategic Consulting, as a director and the chairman of the audit committee of Mindray Medical International Limited, a company listed on the New York Stock Exchange, and as a director and member of the audit committee of Dapai International Holdings Co. Ltd., a Singapore public company. Mr. Lim is a Singapore certified public accountant. From 2008 to 2009, Mr. Lim was vice president of finance of the Venetian Macao Resort Hotel. From 2006 to 2008, he was the chief financial officer of Asimco Technologies Limited, a Cayman Islands company with operations in China. From 2003 to 2006, he was the chief financial officer of Eastman Kodak for the Asia Pacific region. Mr. Lim received his bachelor’s degree in financial and management accounting from the Nanyang Technological University in Singapore.

Mr. Kin-Wah Loh will serve as our independent director commencing upon the effectiveness of the registration statement of which this prospectus is a part. Mr. Loh is currently a member of the supervisory board of BE Semiconductor Industries N.V. Mr. Loh served as the global chief executive officer of Qimonda AG from 2005 to 2009, as an executive vice president and member of the management board of Infineon Technologies AG from 2004 to 2005 and as the president, Asia Pacific Singapore of Infineon from 1997 to 2004. Mr. Loh received his bachelor of chemical engineering degree from the University of Malaya in 1978 and his basic certified diploma in accounting and finance from the Association of Chartered Certified Accountants in 1987.

Mr. Peter Wan will serve as our independent director commencing upon the effectiveness of the registration statement of which this prospectus is a part. Mr. Wan is a Hong Kong Certified Public Accountant and a former partner of PricewaterhouseCoopers, Hong Kong and China firm. He is a fellow of the Hong Kong Institute of Certified Public Accountants, the UK Association of Chartered Certified Accountants and the Hong Kong Institute of Directors. Mr. Wan is currently a director and the chairman of the audit committee of Mindray Medical International Limited, a company listed on the New York Stock Exchange, and of China Resources Land Limited and Fairwood Holding Limited, both listed on the Hong Kong Stock Exchange. He also serves as a director and/or committee member of a number of non-government organizations and voluntary agencies in Hong Kong. Mr. Wan received the higher diploma in accountancy from Hong Kong Polytechnic in 1975.

Ms. Lily (Li) Dong has been our chief financial officer since 2007. Ms. Dong has over 16 years of experience in financial management and accounting. Prior to joining our company, she worked for Hewlett-Packard in China for over 13 years, holding various financial management positions with extensive experience of and exposure to U.S. and PRC GAAP reporting, financial planning and analysis, accounting, tax, treasury, risk management, and internal controls. Ms. Dong received a bachelor of economics degree in accounting from Nanjing University of Science and Technology in China and an executive master of business administration degree from China Europe International Business School in China. Ms. Dong is a PRC certified accountant.

Mr. Liang Zhang has been our senior vice president of engineering since 2004. Prior to joining our company, Mr. Zhang was a design manager at Analogix Semiconductor Inc. in the United States from 2002 to 2004. From 1999 to 2002, Mr. Zhang was a senior design engineer at Marvell Semiconductor Inc. in the United States. Mr. Zhang received a bachelor of science degree in microelectronics from Tsinghua University in China and a master of science degree in electrical and computer engineering from North Carolina State University in the United States.

Mr. Jun Chen has been our senior vice president of engineering since 2004. Prior to joining our company, Mr. Chen was a senior design engineer at G-Plus, Inc., from 2002 to 2004. From 2000 to 2002, he worked at the high speed electronics lab in the University of California, Los Angeles as a post-doctoral researcher. Mr. Chen received a bachelor of science degree in microelectronics from Nankai University in China and a Ph.D. from the China Academy of Sciences.

Mr. Shun Lam Steven Tang has been our senior vice president of operations since 2010. Prior to joining our company, Mr. Tang was the president, Asia Pacific for Viasystems Group, Inc., a company listed on the New York Stock Exchange, from 1999 to 2007. From 2007 to 2009, Mr. Tang served as the non-executive chairman for Linefan Technology Holding Limited, a Hong Kong listed company. He was managing director for Pace Inc. between 1995 to 1999. From 2003 to 2005, he was an independent director and the chairman of the Finance and Audit Committee of Wanji Pharmaceutical Holdings Limited, also a Hong Kong listed company. He received a bachelor of science degree in electrical and electronics engineering from Nottingham University in England and an MBA in economic forecasting from Bradford University in England.

Mr. Dalei Fan has been our vice president of sales since 2009. From 2004 to 2009, Mr. Fan was our director of sales. Prior to joining our company, Mr. Fan was a sales representative at Analogix Semiconductor, Inc. from 2002 to 2004, responsible for developing Analogix’s business in China. From 1998 to 2002, he was an engineer at China Unicom responsible for wireless broadband connections. Mr. Fan received a bachelor of science degree in communication engineering from Xi’an University of Electronic Science and Technology in China.

Mr. Guoguang Zhao has been our vice president of operations since 2009. Mr. Zhao joined our company in 2004 and was an analog circuit design manager from 2004 to 2006 and an operation director from 2006 to 2008, responsible for supervising quality assurance, test development, foundry engineering, and supply chain management. Prior to joining our company, he was a design engineer at RF Integrated Corp. from 2002 to 2004. He received a bachelor of science degree in wireless communication engineering from Beijing University of Posts and Telecommunications and a master of science degree in microelectronics from Tsinghua University in China.

Employment Agreements

We have entered into employment agreements with each of our senior executive officers, with initial terms of six years and automatic extension for successive six year periods unless terminated earlier in accordance with their terms and conditions.

Subject to applicable law, we may terminate a senior executive officer’s employment for cause at any time without notice or remuneration if (i) the officer is convicted or pleads guilty to a felony or to an act of fraud, misappropriation or embezzlement; (ii) the officer has been grossly negligent or acted dishonestly to our detriment; or (iii) the officer has engaged in actions amounting to willful misconduct or failed to perform his or her duties and such failure continues after the officer is afforded a reasonable opportunity to cure such failure. We may also terminate a senior executive officer’s employment at any time without notice or remuneration if the officer has a disability which, as reasonably determined by our board of directors, renders the officer unable to perform the essential functions of his or her employment for more than 180 days in any 12-month period. In addition, we may terminate a senior executive officer’s employment without cause at any time by giving three months’ written notice and providing the officer with severance payments and benefits varying according to the position the officer holds, including accelerated vesting of share-based incentive grants. A senior executive officer is also eligible for severance payments and benefits if the officer terminates his or her employment upon (i) a material reduction in the officer’s authority, duties and responsibilities or (ii) a material reduction in the officer’s annual salary prior to the next annual salary review.

Each senior executive officer has agreed to hold in the strictest confidence, and not to use except for our benefit, or to disclose to any person, corporation or other entity without our written consent, any proprietary or confidential information, such as trade secrets, technical data and research and development information, of our company, our affiliates or clients, or customers or partners of our company or our affiliates during and after his or her employment. Moreover, each senior executive officer has also agreed to refrain from competing with us, directly or indirectly, during the term of his or her employment and for a period of one year following the termination of the employment for whatever reason, including, among other things, refraining from assuming employment with any of our competitors or soliciting our employees without our express consent.

Board of Directors

Our board of directors currently consists of five directors. We have also appointed three independent directors, whose appointments will be effective upon the effectiveness of the registration statement of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We established a compensation committee under the board of directors in December 2009. Prior to the completion of this offering, we intend to establish an audit committee under the board of directors. We currently do not plan to establish a nominating committee. After the effectiveness of the registration statement on Form F-1 of which this prospectus is a part, the independent directors of our company will select and recommend to the board for nomination by the board such candidates as the independent directors, in the exercise of their judgment, have found to be well qualified and willing and available to serve as our directors prior to each meeting of our shareholders at which directors are to be elected or re-elected. We intend to adopt a charter for each of these committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee will consist of Messrs. Wan, Lim, and Cheng. Mr. Wan will serve as the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board.

Compensation Committee.  Our compensation committee consists of Messrs. Cheng and Ding. Upon the effectiveness of the registration statement on Form F-1 of which this prospectus is a part, Mr. Ding will resign and Messrs. Wan and Loh will join our compensation committee. Mr. Loh will serve as the chair of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•	reviewing the total compensation package for our three most senior executives and making recommendations to the board with respect to it;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing the compensation of our directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be of unsound mind.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2009, we paid an aggregate of approximately $1.4 million in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors. For share incentive grants to our officers and directors, see “— Share Incentive Plans.” We set aside $26,454 for executive pension and retirement benefits in 2009 as required by PRC law.

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2005 Share Option Scheme, which we refer to as the 2005 plan, and the 2009 Share Incentive Plan, which we refer to as the 2009 plan. The purpose of these plans is to attract and retain the best available personnel by linking the personal interests of the members of the board, employees, and consultants to the success of our business and by providing such individuals with an incentive for outstanding performance to generate superior returns for our shareholders.

The 2009 Plan

Under the 2009 plan, the maximum number of our ordinary shares in respect of which options, restricted shares, or restricted share units may be granted is 30,000,000 shares. As of the date of this prospectus, a total of 5,816,402 restricted share units and 794,213 restricted shares to purchase an aggregate number of 6,610,615 ordinary shares have been granted and are outstanding. No options have been granted under the 2009 plan.

The following paragraphs summarize the terms of the 2009 plan.

Types of Awards.  The following briefly describe the principal features of the various awards that may be granted under the 2009 plan.

•	Options. Options provide for the right to purchase a specified number of our ordinary shares at a specified price and usually will become exercisable in the discretion of our plan administrator in one or more installments after the grant date. The option exercise price may be paid, subject to the discretion of the plan administrator, in cash, in our ordinary shares which have been held by the option holder for such period of time as may be required to avoid adverse accounting treatment, in other property with value equal to the exercise price, through a broker-assisted cashless exercise, or by any combination of the foregoing.

•	Restricted Shares. A restricted share award is the grant of our ordinary shares which are subject to certain restrictions and may be subject to risk of forfeiture. Unless otherwise determined by our plan administrator, a restricted share is nontransferable and may be forfeited or repurchased by us upon termination of employment or service during a restricted period. Our plan administrator may also impose other restrictions on the restricted shares, such as limitations on the right to vote or the right to receive dividends.

•	Restricted Share Units. Restricted share units represent the right to receive our ordinary shares at a specified date in the future, subject to forfeiture of such right upon termination of employment or service during the applicable restriction period. If the restricted share units have not been forfeited, then we shall deliver to the holder unrestricted ordinary shares that will be freely transferable after the last day of the restriction period as specified in the award agreement.

Plan Administration.  The plan administrator is a committee of one or more members of our board. The committee currently has two members, Messrs. Cheng and Ding. The plan administrator will determine the provisions and terms and conditions of each grant.

Award Agreement.  Options, restricted shares, or restricted share units granted under the plan are evidenced by an award agreement that sets forth the terms, conditions, and limitations for each grant.

Option Exercise Price.  The exercise price subject to an option shall be determined by the plan administrator and set forth in the award agreement. The exercise price may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or the rules of any exchange on which our securities are listed, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Eligibility.  We may grant awards to our employees, directors, consultants, and advisers or those of any related entities.

Term of the Awards.  The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed 10 years from the date of the grant. As for the restricted shares and restricted share units, the plan administrator shall determine and specify the period of restriction in the award agreement.

Vesting Schedule.  In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions.  Options to purchase our ordinary shares may not be transferred in any manner by the option holder other than by will or the laws of succession and may be exercised during the lifetime of the option holder only by the option holder. Restricted shares and restricted share units may not be transferred during the period of restriction.

Termination of the Plan.  Unless terminated earlier, the 2009 plan will terminate automatically in 2019. In the event that the award recipient ceases employment with us or ceases to provide services to us, the options will terminate after a period of time following the termination of employment and the restricted shares and restricted share units that are at that time subject to restrictions will be forfeited to or repurchased by us. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval with respect to certain amendments. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The 2005 Plan

Under the 2005 plan, as amended and restated on April 1, 2008, the maximum number of our ordinary shares in respect of which options may be granted was 30,000,000 shares. As of the date of this prospectus, options to purchase a total of 29,883,933 ordinary shares have been granted, among which all options granted in 2005 will vest in four equal installments, with 25% to vest on each of the four consecutive anniversaries of the employee’s first employment date, and options granted in later years generally will vest in 60 equal installments, with one-sixtieth to vest on the first date of each month following the grant date.

The following paragraphs summarize the terms of the 2005 plan.

Plan Administration.  The plan is administered by our board, whose decision shall be final and binding on all the participants of the plan. The board, at its sole discretion, determines whether an option should be granted, the number of shares to be granted, and the grant price.

Award Agreement.  Options granted under the plan are evidenced by an option agreement that sets forth the terms, conditions, and limitations for each grant.

Exercise Price.  The exercise price of the option shall be subject to the sole discretion of our board and set forth in the award agreement.

Eligibility.  We may grant awards to our employees, directors, consultants, advisors, and contractors.

Term of the Options.  The term of each option grant shall be stated in the stock option agreement, provided that the term shall not exceed 10 years from the date of the grant.

Vesting Schedule.  Our board determines the vesting schedule, which is set forth in the option agreement.

Transfer Restrictions.  Options to purchase our ordinary shares may not be transferred in any manner by the option holder. The options may be exercised by the option holder only during his or her lifetime and by the legal representative of the option holder within twelve month period following the option holder’s death to the extent of the vested options.

Termination of the Plan.  Unless terminated earlier, the 2005 plan will terminate automatically in 2015. The options will also terminate upon the option holder ceasing employment with us or ceasing to provide services to us or by reason of misconduct, conviction of a criminal offence involving integrity or honesty, insolvency or bankruptcy.

The following table summarizes, as of the date of this prospectus, the outstanding options granted to our executive officers, directors, and other individuals as a group under the 2005 plan and the 2009 plan.

	Ordinary Shares
	Underlying
Name	Options Awarded	Exercise Price	Date of Grant	Date of Expiration
		($/share)

Vincent Tai	2,038,885	0.1100	September 1, 2005	September 1, 2015
	2,038,885	0.0844	September 1, 2006	September 1, 2016
	2,038,885	0.2727	September 1, 2007	September 1, 2017
Shuran Wei	966,447	0.0844	September 1, 2006	September 1, 2016
	966,447	0.2727	September 1, 2007	September 1, 2017
Liang Zhang	215,890	0.0844	September 1, 2006	September 1, 2016
	588,790	0.2727	September 1, 2007	September 1, 2017
Jun Chen	391,905	0.0844	September 1, 2006	September 1, 2016
	605,671	0.2727	September 1, 2007	September 1, 2017
Dalei Fan	*	0.0844	September 1, 2006	September 1, 2016
	*	0.2727	September 1, 2007	September 1, 2017
	*	0.5000	August 1, 2009	August 1, 2019
Guoguang Zhao	*	0.0844	September 1, 2006	September 1, 2016
	*	0.2727	September 1, 2007	September 1, 2017
	*	0.5000	August 1, 2009	August 1, 2019
Other individuals as a group	6,815,414	From 0.0844 to 0.5000	From September 1, 2005 to August 1, 2009	From September 1, 2015 to August 1, 2019

Total	16,984,871

*	Less than one percent of our total outstanding share capital and together holding stock options exercisable for 317,652 ordinary shares.

The following table summarizes, as of the date of this prospectus, the outstanding restricted share units granted to our executive officers, directors and other individuals as a group under the 2009 plan.

	Ordinary Shares
	Underlying
	Restricted Share
Name	Units Awarded	Date of Grant	Date of Expiration

Jun Chen	126,381	November 2, 2009	November 2, 2019
Lily (Li) Dong	*	November 2, 2009	November 2, 2019
Dalei Fan	*	November 2, 2009	November 2, 2019
Guoguang Zhao	*	November 2, 2009	November 2, 2019
Other individuals as a group	5,290,493	From November 2, 2009 to January 18, 2010	From November 2, 2019 to January 18, 2020

Total	5,816,402

*	Less than one percent of our total outstanding share capital and together holding restricted share units representing 399,528 ordinary shares.

The following table summarizes, as of the date of this prospectus, the outstanding restricted shares issued to our executive officers and directors under the 2009 plan.

	Ordinary Shares
	With Restrictions
Name	Issued	Date of Issuance

Vincent Tai	477,096	January 18, 2010
Shuran Wei	180,827	January 18, 2010
Liang Zhang	136,290	January 18, 2010

Total	794,213

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of all of our Series A, Series B, and Series C convertible redeemable preferred shares into ordinary shares, by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own more than 5% of our ordinary shares; and

•	each selling shareholder.

The calculations in the table below assume that there are 210,708,076 ordinary shares outstanding as of the date of this prospectus and           ordinary shares outstanding immediately after the completion of this offering, and that the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares		Ordinary Shares	Ordinary Shares
	Beneficially Owned		Being Sold in	Beneficially Owned
	Prior to This Offering		This Offering	After This Offering
	Number	%	Number %	Number %

Directors and Executive Officers:*
Vincent Tai(1)	44,019,023	20.4%
Shuran Wei(2)	8,165,230	3.8
Julian Cheng(3)	142,625,365	67.7
Gordon (Yi) Ding(4)	—	—
Lily (Li) Dong	**	**
Liang Zhang(5)	5,579,326	2.6
Dalei Fan	**	**
Jun Chen(6)	4,446,441	2.1
Guoguang Zhao	**	**
All Directors and Executive Officers as a Group	186,044,388	88.1
Principal and Selling Shareholders:
Warburg Pincus entities(7)	142,625,365	67.7
Vincent Tai(1)	44,019,023	20.4
IDG entities(8)	15,004,277	7.1
Century First Limited(9)	12,205,982	5.8

*	Except for Messrs. Julian Cheng and Gordon (Yi) Ding, the business address of our directors and executive officers is c/o Suite 302, Building 2, 690 Bibo Road, Pudong District, Shanghai 201203, People’s Republic of China. The business address of Messrs. Cheng and Ding is c/o Warburg Pincus Asia LLC, Suite 6703, Two IFC, 8 Finance Street, Hong Kong.
**	Less than 1%.

Notes: (1)	Includes 5,772,219 ordinary shares held by Mr. Tai (including 477,096 ordinary shares with restrictions on voting and dividend rights), 5,097,213 ordinary shares issuable upon exercise of options held by Mr. Tai that are exercisable within 60 days of the date of this prospectus and 33,149,591 ordinary shares held by individual shareholders who authorize Mr. Tai to vote these shares on their behalf under power of attorney. Such individuals include all of our executive officers.
(2)	Includes 6,715,559 ordinary shares held by Mr. Wei (including 180,827 ordinary shares with restrictions on voting and dividend rights) and 1,449,671 ordinary shares issuable upon exercise of options held by Mr. Wei that are exercisable within 60 days of the date of this prospectus. Mr. Wei authorized Mr. Vincent Tai to vote the ordinary shares that Mr. Wei currently holds.

(3)	Mr. Cheng is a managing director of Warburg Pincus Asia LLC, which advises Warburg Pincus LLC, a New York limited liability company that acts as the manager of the Warburg Pincus entities. Mr. Cheng disclaims beneficial ownership of the shares held by the Warburg Pincus entities except to the extent of his pecuniary interests therein.
(4)	Mr. Ding is an employee of Warburg Pincus Asia LLC.
(5)	Includes 5,069,041 ordinary shares held by Mr. Zhang (including 136,290 ordinary shares with restrictions on voting and dividend rights) and 510,285 ordinary shares issuable upon exercise of options held by Mr. Zhang that are exercisable within 60 days of the date of this prospectus. Mr. Zhang authorized Mr. Vincent Tai to vote the ordinary shares that Mr. Zhang currently holds.
(6)	Includes 3,953,791 ordinary shares held by Mr. Chen, 463,161 ordinary shares issuable upon exercise of options held by Mr. Chen that are exercisable within 60 days of the date of this prospectus and 29,489 ordinary shares under restricted share units that are vested as of the date of this prospectus or will be vested within 60 days of this prospectus. Mr. Chen authorized Mr. Vincent Tai to vote the ordinary shares that Mr. Chen currently holds.
(7)	Includes 142,625,365 ordinary shares issuable upon the conversion of 94,648,784 Series A convertible redeemable preferred shares, 32,972,304 Series B convertible redeemable preferred shares and 15,004,277 Series C convertible redeemable preferred shares held by Warburg Pincus entities. “Warburg Pincus entities” refers to Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I, C.V., WP-WPVIII Investors, L.P. (as successor in interest to Warburg Pincus Germany Private Equity VIII, K.G.), Warburg Pincus International Partners, L.P., Warburg Pincus Netherlands International Partners I, C.V. and WP-WPIP Investors L.P. (as successor in interest to Warburg Pincus Germany International Partners, K.G.).
Immediately prior to the completion of this offering, Warburg Pincus Private Equity VIII, L.P. holds 45,862,120 Series A convertible redeemable preferred shares, 15,976,749 Series B convertible redeemable preferred shares and 7,270,331 Series C convertible redeemable preferred shares; Warburg Pincus Netherlands Private Equity VIII I, C.V. holds 1,329,338 Series A convertible redeemable preferred shares, 463,094 Series B convertible redeemable preferred shares, and 210,734 Series C convertible redeemable preferred shares; WP-WPVIII Investors, L.P. (as successor in interest to Warburg Pincus Germany Private Equity VIII, K.G.) holds 132,934 Series A convertible redeemable preferred shares, 46,309 Series B convertible redeemable preferred shares, and 21,073 Series C convertible redeemable preferred shares; Warburg Pincus International Partners, L.P. holds 45,361,376 Series A convertible redeemable preferred shares, 15,802,307 Series B convertible redeemable preferred shares, and 7,190,950 Series C preferred share; Warburg Pincus Netherlands International Partners I, C.V. holds 1,892,976 Series A convertible redeemable preferred shares, 659,446 Series B convertible redeemable preferred shares, and 300,086 Series C convertible redeemable preferred shares; and WP-WPIP Investors L.P. (as successor in interest to Warburg Pincus Germany International Partners, K.G.) holds 70,040 Series A convertible redeemable preferred shares, 24,399 Series B convertible redeemable preferred shares, and 11,103 Series C convertible redeemable preferred shares. Warburg Pincus LLC, a New York limited liability company, acts as the manager of certain private equity funds, including the Warburg Pincus entities. Warburg Pincus Partners, LLC, a New York limited liability company and a direct subsidiary of Warburg Pincus & Co., a New York general partnership, is the general partner of the Warburg Pincus entities. Warburg Pincus & Co. is the managing member of Warburg Pincus Partners, LLC. The business address of the Warburg Pincus entities is 450 Lexington Avenue, New York, NY 10017, the United States. Charles R. Kaye and Joseph P. Landy are managing general partners of Warburg Pincus & Co. and managing members and co-presidents of Warburg Pincus LLC. Messrs. Kaye and Landy disclaim beneficial ownership of the shares held by the Warburg Pincus entities except to the extent of their pecuniary interests therein.
(8)	Includes 15,004,277 issuable upon the conversion of Series C convertible redeemable preferred shares held by the IDG entities. “IDG entities” refers to IDG-ACCEL China Growth Fund L.P., IDG-ACCEL China Growth Fund-A L.P. and IDG-ACCEL China Investors L.P.
Immediately prior to the completion of this offering, IDG-ACCEL China Growth Fund L.P. holds 11,563,796 Series C convertible redeemable preferred shares, IDG-ACCEL China Growth Fund-A L.P. holds 2,363,174 Series C convertible redeemable preferred shares, and IDG-ACCEL China Investors L.P. holds 1,077,307 Series C convertible redeemable preferred shares. Quan Zhou and Patrick J. McGovern are the managing directors of IDG-Accel China Growth Fund GP Associates Ltd., which is the General Partner of IDG-Accel China Growth Fund Associates L.P., which is in turn the General Partner of IDG-Accel China Growth Fund L.P and IDG-ACCEL China Growth Fund-A L.P. Messrs. Zhou and McGovern disclaim beneficial ownership of the shares held by IDG-ACCEL China Growth Fund L.P. and IDG-ACCEL China Growth Fund-A L.P. except to the extent of their pecuniary interests therein. Jim Breyer and Quan Zhou are the directors of IDG-ACCEL China Investors Associates Ltd., which is the general partner of IDG-ACCEL China Investors L.P. Messrs. Breyer and Zhou disclaim beneficial ownership of the shares held by IDG-ACCEL China Investors L.P. The business address of the IDG entities is c/o IDG Capital Management (HK) Limited, Unit 1509, 15F, 99 Queen’s Road Central, Hong Kong.
(9)	Century First Limited is a company incorporated in the British Virgin Islands. Century First Limited is wholly owned by Pikwah Tse, who is the mother-in-law of Mr. Vincent Tai. Its registered office is at 19/F, Block C, Metropole Building, 416 King’s Road, North Point, Hong Kong.

As of the date of this prospectus, assuming the automatic conversion of all of our preferred shares into ordinary shares, 157,085,108 of our outstanding shares are held by nine record holders in the United States, which represents approximately 74.6% of our total outstanding shares. None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities. None of our existing shareholders will have different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Private Placements

See “Description of Share Capital — History of Securities Issuance.”

Transactions with Warburg Pincus Investment Portfolio Companies

In the year ended December 31, 2009, we purchased raw materials on behalf of a related party at the amount of approximately $0.4 million and charged a fee in the amount of approximately $18,000 for such purchase. As of the date of this prospectus, there are no outstanding amounts payable from the related party. The related party is a privately owned company controlled by Warburg Pincus entities.

In December 2007, we distributed our non-controlling equity interest in a joint venture entity to our preferred and ordinary shareholders on a pro rata basis. The joint venture entity is a privately owned company and its board of directors shares a director with our company, who was appointed by Warburg Pincus entities.

We have engaged and may continue to engage in transactions in the ordinary course of our business with Warburg Pincus investment portfolio companies from time to time for amounts that are not significant to us.

Shareholders Agreement

See “Description of Share Capital — Shareholders Agreement.”

Employment Agreements

See “Management — Employment Agreements.”

Share Incentives

See “Management — Share Incentive Plans.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2010 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 470,000,000 ordinary shares with a par value of $0.01 each and 208,500,000 preferred shares with a par value of $0.01 each, of which 142,500,000 preferred shares are designated as Series A convertible redeemable preferred shares, 35,000,000 preferred shares are designated as Series B convertible redeemable preferred shares, and 31,000,000 preferred shares are designated as Series C convertible redeemable preferred shares. As of the date of this prospectus, there are 53,078,434 ordinary shares, 94,648,784 Series A convertible redeemable preferred shares, 32,972,304 Series B convertible redeemable preferred shares, and 30,008,554 Series C convertible redeemable preferred shares issued and outstanding.

On October 19, 2010, we adopted our new amended and restated memorandum and articles of association, which will become effective upon the completion of this offering. The following are summaries of material provisions of our new amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General.  All of our outstanding ordinary shares are fully paid. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are not residents of the Cayman Islands may freely hold and vote their shares.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights.  Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold not less than one-third of our voting share capital. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative. Advance notice of at least seven calendar days is required for the convening of shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate all or any of our share capital and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any authorized unissued shares.

Transfer of Shares.  Subject to the restrictions set out in our memorandum and articles of association, our shareholders may transfer all or any of their ordinary shares by an instrument of transfer.

Our board of directors may decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board may reasonably require to show the right of the transferor to make the transfer; and (b) a fee of such maximum sum as the Nasdaq Global Market may determine to be payable, or such lesser sum as our board may from time to time require, is paid to us in respect thereof.

If our board of directors refuses to register a transfer it shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may be suspended on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means and the register closed at such times and for such periods as our board may from time to time determine.

Liquidation.  On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution shall be distributed as determined by the liquidator with the sanction of an ordinary resolution of the shareholders.

Calls on Shares and Forfeiture of Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. Shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.  We may issue shares on terms that are subject to redemption on such terms and in such manner as may, before the issue of such shares, be determined by the board of directors.

Variations of Rights of Shares.  All or any of the special rights attached to any class of shares may be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records.  Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

History of Securities Issuances

The following is a summary of our securities issuance during the past three years.

“Warburg Pincus entities” refers to Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I, C.V., WP-WPVIII Investors, L.P. (as successor in interest to Warburg Pincus Germany Private Equity VIII, K.G.), Warburg Pincus International Partners, L.P., Warburg Pincus Netherlands International Partners I, C.V. and WP-WPIP Investors L.P. (as successor in interest to Warburg Pincus Germany International Partners, K.G.). “IDG entities” refers to IDG-ACCEL China Growth Fund L.P., IDG-ACCEL China Growth Fund-A L.P. and IDG-ACCEL China Investors L.P.

In January 2007, RDA Micro BVI issued 15,004,277 Series C convertible redeemable preferred shares to Warburg Pincus entities for $5.0 million and 15,004,277 Series C convertible redeemable preferred shares to IDG entities for $5.0 million. Immediately after the issuance of the Series C convertible redeemable preferred shares, Warburg Pincus entities also held 94,648,784 Series A convertible redeemable preferred shares of RDA Micro BVI which were issued in three installments in 2004 and 2005 and 32,972,304 Series B convertible redeemable preferred shares of RDA Micro BVI which were issued in 2006, in addition to the Series C convertible redeemable preferred shares.

As part of our preparations in anticipation of our initial public offering, RDA Cayman was established in May 2008 and one subscriber share with a par value of $0.01 was allotted and issued to Codan Trust Company (Cayman) Limited. This share was subsequently transferred to Mr. Vincent Tai. RDA Cayman repurchased that share from Mr. Tai in August 2008.

In August 2008, RDA Cayman issued a total of 37,434,517 ordinary shares in exchange for the existing ordinary shares of RDA Micro BVI, as well as 94,648,784 Series A convertible redeemable preferred shares, 32,972,304 Series B convertible redeemable preferred shares, and 15,004,277 Series C convertible redeemable preferred shares to Warburg Pincus entities and 15,004,277 Series C convertible redeemable preferred shares to IDG entities in exchange for all the preferred shares that these shareholders previously held in RDA Micro BVI.

In December 2009, RDA Cayman issued 12,899,062 ordinary shares to 111 employees who had exercised vested stock options granted under RDA Micro BVI’s 2005 Share Option Scheme. These options had been assigned to and assumed by RDA Cayman in August 2008.

In March 2010, RDA Cayman issued 1,950,642 ordinary shares to Zhangjiang RDK Company Limited for $4.2 million.

In addition, we have granted options to purchase our ordinary shares, restricted share units and restricted shares to certain of our directors, executive officers, employees and consultants. As of the date of this prospectus, the aggregate number of our ordinary shares underlying our outstanding options is 16,984,871, the aggregate number of restricted share units granted under the plan is 5,816,402, and the aggregate number of restricted shares granted under the plan is 794,213. See “Management — Share Incentive Plans.”

Issuance of Additional Preferred Shares

Our amended and restated memorandum and articles of association authorize our board of directors to issue shares, grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with existing shares in issue at such times and on such other terms as they think proper.

Our board of directors may issue preferred shares, without action by our shareholders, to the extent authorized but unissued. The issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares, including holders of ADSs.

Shareholders Agreements

In connection with RDA Micro BVI’s issuance of its Series A, Series B, and Series C convertible redeemable preferred shares, RDA Micro BVI and all its shareholders entered into an amended and restated shareholders agreement in January 2007. In August 2008, this shareholders agreement was assigned to and assumed by RDA Cayman.

In February 2010, RDA Cayman, its ordinary and preferred shareholders who were parties to the amended and restated shareholders agreement and all of RDA Cayman’s direct or indirect subsidiaries entered into the second amended and restated shareholder agreement. Pursuant to the second amended and restated shareholders agreement, holders of a majority of Series A convertible redeemable preferred shares are entitled to appoint three directors of the board. Under this shareholders agreement and our third amended and restated memorandum and articles of association, our Series A, Series B, and Series C preferred shareholders are also entitled to registration rights and certain preferential rights, including cumulative dividend rights, liquidation preference, veto rights on certain corporate matters, redemption rights, pre-emptive rights, rights of first refusal in the event that ordinary shareholders or IDG entities intend to transfer or dispose of any shares of our company, and drag-along rights. Except for the registration rights, all preferred shareholders’ rights will automatically terminate upon the completion of this offering.

Registration Rights

Pursuant to our second amended and restated shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.  At any time after the earlier of January 12, 2012 or the date six months following the completion of this offering, upon a written request from the holders of at least 50% of the registrable securities then outstanding, we shall file a registration statement covering the offer and sale of the registrable securities. Registrable securities include our ordinary shares issued or issued upon conversion of the preferred shares. However, we are not obligated to proceed with a demand registration if we have already effected three demand registrations or if we have, within the six months period preceding the date of such request, already effected a registration under the Securities Act pursuant to the exercise of the holders’ demand registration rights or Form F-3 registration rights or in which the holders had an opportunity to participate pursuant to the exercise of their piggyback registration rights. We have the right to defer the filing of a registration statement for up to 120 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback Registration Rights.  If we propose to file a registration statement for a public offering of our securities other than pursuant to registration statement relating to any employee benefit plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities. The underwriters of any underwritten offering have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain limitations.

Form F-3 Registration Rights.  When we are eligible for registration on Form F-3, holders of a majority of all registrable securities then outstanding will have the right to request that we file registration statements on Form F-3 covering the offer and sale of their securities. A Form F-3 registration shall not be deemed to be a demand registration.

We are not obligated to effect a Form F-3 registration, among other things, if (1) we have already effected a registration under the Securities Act within the six months period preceding the date of such request, other than a registration from which the registrable securities of the holders have been excluded, or (2) the dollar amount of securities to be sold is of an aggregate price to the public of less than $1.0 million. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

Expenses of Registration.  We will pay all expenses relating to any demand, piggyback, or Form F-3 registration, other than underwriting commissions and discounts.

Termination of Obligations.  We shall have no obligation to effect any demand, piggyback, or Form F-3 registration if, in the reasonable opinion of our counsel, all registrable securities may be sold at that time without registration pursuant to Rule 144 under the Securities Act.

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.  The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company; and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.  The Cayman Islands courts can be expected to follow English case law precedents. The common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a noncontrolling shareholder to commence a class action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained) have been applied and followed by the courts in the Cayman Islands.

Indemnification.  Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our amended and restated memorandum and articles of association, we may indemnify our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in connection with the execution or discharge of their duties, including liabilities incurred in defending any civil proceedings concerning us or our affairs except for any matters in respect of any willful neglect or default which may attach to any of the said persons.

We intend to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Anti-Takeover Provisions in Our Amended and Restated Memorandum and Articles of Association.  Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties.  Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Delaware corporate law does not prohibit an interested director from voting on matters in which he or she has an interest. Under Delaware corporate law, a transaction in which a director or officer stands on both sides shall not be voidable by reason of a conflict of interest if one of the following conditions are met: (i) the relevant facts are known to the board and a majority of disinterested directors approve; (ii) the relevant facts are known to the shareholders, and the shareholders approve; (iii) the terms of the transaction are, as of the time it is authorized by the directors or the shareholders, fair to the corporation.

In addition, Delaware corporate law does not require a majority of a company’s directors to be independent.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company: (i) a duty to act bona fide in the best interests of the company; (ii) a duty not to make a profit based on his or her position as director (unless the company permits him to do so); and (iii) a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Our amended and restated articles of association provide that none of our directors shall be disqualified from office from contracting with us nor shall any such contract or arrangement in which any of our directors to be avoided, nor shall any of our directors so contracting be liable to account to us or our shareholders for any profit or other benefits realized by any such contract or arrangement by reason of such director holding that office or of the fiduciary relationship thereby established provided that the director discloses the nature of his interest in any contract or arrangement to our board.

Neither Cayman Islands Companies Law nor our memorandum and articles of association requires a majority of our directors to be independent.

Shareholder Action by Written Consent.  Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.  Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Neither Cayman Islands law nor our memorandum and articles of association allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.  Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.  Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders.  The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary bank for the ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as American Depositary Receipts or ADRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. — Hong Kong, located at 10/F, Harbour Front (II), 22 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We will appoint Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive           ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, we nor any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the direct registration system or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.”

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Ordinary Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (including U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary bank; or

•	it is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary bank; or

•	the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•	The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

If you hold ADRs, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders pursuant to the terms of the deposit agreement upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in Description of Share Capital.

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

Voting at our shareholders’ meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder present in person or by proxy. If the depositary bank timely receives voting instructions from a holder of ADSs, the depositary bank will endeavor to cause the ordinary shares on deposit to be voted as follows: (a) in the event voting takes place at a shareholders’ meeting by show of hands, the depositary bank will instruct the custodian to vote all ordinary shares (in person or by proxy) on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions; or (b) in the event voting takes place at a shareholders’ meeting by poll, the depositary bank will instruct the custodian to vote the ordinary shares (in person or by proxy) on deposit in accordance with the voting instructions received from holders of ADSs. If you do not vote, the depositary bank will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders meetings, unless (i) we have instructed the depositary that we do not wish a discretionary proxy to be given; (ii) we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; (iii) a matter to be voted on at the meeting would have a material adverse impact on shareholders; or (iv) voting at the meeting is made on a show of hands. If voting is by show of hands, the depositary will instruct the custodian to vote all deposited securities in accordance with the voting instructions received from a majority of ADS holders who provided voting instructions.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

• Issuance of ADSs	Up to U.S.5¢ per ADS issued
• Cancellation of ADSs	Up to U.S.5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S.5¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S.5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S.5¢ per ADS held
• Depositary services	Up to U.S.5¢ per ADS held on the applicable record date(s) established by the depositary bank
• Transfer of ADRs	U.S.$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (such as stock dividends and rights distributions), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary Bank

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for any failure by us to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability of a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary bank may issue ADSs to broker-dealers before receiving a deposit of ordinary shares or release ordinary shares to broker-dealers before receiving ADSs for cancellation. These transactions, which are entered into between the depositary bank and the applicable broker-dealer, are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (including the need to receive collateral, the type of collateral required and the representations required from brokers). Under the terms of the deposit agreement, each pre-release transaction must be fully collateralized with cash, U.S. government securities or such other collateral as the depositary bank deems appropriate. The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have           ADSs outstanding, representing approximately     % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the Nasdaq Global Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

Our directors, executive officers and shareholders have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, without the prior written consent of the representatives on behalf of the underwriters, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by the selling shareholders, our directors, executive officers and certain of our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Rule 144

Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on the Nasdaq Global Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel; to the extent that it relates to matters of PRC tax law, it represents the opinion of Jun He Law Offices, our PRC counsel; and except as otherwise provided, to the extent that it sets forth specific legal conclusions under United States federal income tax law, it represents the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our special United States counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands likely to be material to holders of our ordinary shares or ADSs who are not themselves residents of the Cayman Islands. Dividend payments are not subject to withholding tax in the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands. The Cayman Islands is not a party to any tax treaties for the avoidance of double taxation.

People’s Republic of China Taxation

Under the PRC enterprise income tax law, an enterprise established outside the PRC with “de facto management bodies” within the PRC should be considered a “resident enterprise” of the PRC. Under the implementation regulations to the enterprise income tax law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009 sets out the standards and procedures for recognizing the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors. This circular specifies that certain PRC-invested enterprises will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, the company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Although this circular explicitly provides that the above standards shall apply to enterprises which are registered outside the PRC and funded by Chinese enterprises as controlling investors, it is still uncertain whether such standards under this circular may be cited for reference and be adopted when considering whether our “effective management” is in the PRC or not, and whether we may be considered a resident enterprise under the PRC enterprise income tax law. We believe that we are not a PRC resident enterprise. However, if the PRC tax authorities determine that RDA Cayman, our Cayman Islands holding company, is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a withholding tax from dividends we pay to our shareholders, including the holders of our ADSs. In addition, shareholders and ADS holders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether non-PRC shareholders of RDA Cayman would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that RDA Cayman is treated as a PRC resident enterprise.

United States Federal Income Taxation

The following is a discussion of the United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ADSs or ordinary shares that are anticipated to be material to a U.S. Holder (as defined below) that will hold ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. It is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, broker-dealers, partnerships and their partners, and tax-exempt organizations (including private foundations)), investors that are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any non-United States, state, or local tax considerations. This description, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the acquisition or ownership our ADSs or ordinary shares. Each U.S. Holder is urged to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation, for United States federal income tax purposes, created in, or organized under the law of the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the United States Internal Revenue Code.

If a partnership is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and our unbooked intangibles will be taken into account and generally treated as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

While we do not anticipate becoming a PFIC in the current or future taxable years, there can be no assurance that we will not be a PFIC for any taxable year, as PFIC status is tested each taxable year and depends on the composition of our assets and income in such taxable year. In particular, the composition of our income and our assets after this offering will be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares.

Because PFIC status is a fact-intensive determination made on an annual basis and depends on the composition of our assets and income at such time, no assurance can be given that we are not or will not become classified as a PFIC. The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. Because PFIC status is a fact-intensive determination made on a prospective annual basis, our special United States counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status.

The discussion below under “Passive Foreign Investment Company Rules” describes the consequences if we are or become qualified as a PFIC.

Dividends

Any cash distributions (including the amount of any PRC tax withheld from such cash distributions) paid on ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, U.S. holders should expect that any distribution paid will generally be reported to them as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2011, certain non-corporate recipients of dividends paid in respect of ADSs or ordinary shares represented by ADSs will generally be subject to tax on the dividends at a maximum federal income tax rate of 15%, provided that certain conditions (including holding period requirements) are met. In the event that we are deemed to be a PRC “resident enterprise” under the PRC enterprise income tax law, we may be eligible for the benefits of the United States-PRC income tax treaty. See “Taxation — Peoples’ Republic of China Taxation.” If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described above. In addition, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes (not in excess of any applicable treaty rate) imposed on dividends received on ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all foreign income taxes.

The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes, which is likely to affect the ability of a U.S. Holder to claim such credits. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty, in which case a U.S. Holder that is eligible for the benefits of the treaty may be able to claim a foreign tax credit, subject to applicable limitations. See “People’s Republic of China Taxation.” The deductibility of a capital loss may be subject to limitations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless a U.S. Holder makes a mark-to-market election (as described below), a U.S. Holder will generally be subject to imputed interest charges, characterization of a portion of any gain from the sale or exchange of our ADSs or ordinary shares as ordinary income, and other disadvantageous tax treatment with respect to our ADSs or ordinary shares.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election, provided that the ADSs are actively traded. We anticipate that the ADSs should qualify as being actively traded, but no assurances may be given in this regard. If a U.S. Holder of ADSs makes this election, the U.S. Holder of ADSs will generally (i) include as income for each taxable year the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

A qualified electing fund election (a “QEF election”) could also alleviate certain of the tax consequences referred to above. However, it is expected that the conditions necessary for making a QEF election will not apply in the case of our ADSs and ordinary shares, because we do not expect to make available the information necessary for U.S. Holders to report income and certain losses in a manner consistent with the requirements for such elections.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such U.S. Holder may be subject to certain reporting obligations with respect to our ADSs or ordinary shares, including reporting on Internal Revenue Service Form 8621. In the case of a U.S. Holder that has held ADSs during any taxable year in respect of which we were classified as a PFIC and continue to hold such ADSs (or any portion thereof), and has not previously determined to make a mark-to-market election, and that is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market or other election.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs

Morgan Stanley & Co. International plc
Credit Suisse Securities (USA) LLC
Caris & Company, Inc.

Total

The underwriters and the representatives are collectively referred to as the “underwriters.” The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. Morgan Stanley & Co. International plc will offer the ADSs in the United States through its registered broker-dealers in the United States.

The underwriters initially propose to offer part of the ADSs directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $           per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of           additional ADSs at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $          , the total underwriters’ discounts and commissions would be $           and the total proceeds to us (before expenses) would be $          .

The table below shows the per ADS and total underwriting discounts and commissions that we and the selling shareholders will pay the underwriters. The underwriting discounts and commissions are determined by negotiations among us, the selling shareholders and the representatives and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Underwriting Discounts and Commissions	No Exercise	Full Exercise

Per ADS	$	$
Total by us	$	$
Total by the selling shareholders	$	$

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

The total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $           million. Expenses include the SEC and the Financial Industry Regulatory Authority, or FINRA, filing fees, Nasdaq Global Market listing fees, and printing, legal, accounting and miscellaneous expenses.

We have applied for approval for listing the ADSs on the Nasdaq Global Market under the symbol “RDA.”

We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we will not, subject to certain exceptions, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•	file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

Each of our directors, executive officers and shareholders has agreed, subject to certain exceptions, not to:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

during the period ending 180 days after the date of this prospectus without the prior written consent of the representatives on behalf of the underwriters, whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

The foregoing lock-up period will be extended under certain circumstances. If (1) during the last 17 days of the applicable lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the applicable lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable lock-up period, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may stabilize or maintain the market price of the ADSs above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, the underwriters may have provided, and may continue to provide, investment banking and other financial advisory services to us, our officers or our directors for which they have received or will receive customary fees and commissions.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below. If we or the selling shareholders are unable to provide this indemnification, we and the selling shareholders will contribute to payments that the underwriters may be required to make for these liabilities.

We currently anticipate that we will undertake a directed share program pursuant to which we will direct the underwriters to reserve up to           ADSs for sale at the initial public offering price to certain of our directors, officers, employees, business associates and related persons through a directed share program. The number of ADSs available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved ADSs. Any ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered hereby.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010-3629.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Pricing of the Offering

Prior to this offering, there has been no public market for the ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the underwriters. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings, certain other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

European Economic Area.  In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an underwriter may, with effect from and including the Relevant Implementation Date, make an offer of the ADS to the public in that Relevant Member State at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive; or

(d) in any other circumstances which do not require the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of ADSs shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of the above provision, the expression “an offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom.  An offer of the ADSs may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA must be complied with relating to anything done by the underwriters in relation to the ADSs in, from or otherwise involving the United Kingdom.

Switzerland.  This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the ADSs will not be listed on the SIX Swiss Exchange. Therefore, this prospectus may not comply with the disclosure standards of the Swiss Code of Obligations and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the ADSs may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the ADSs with a view to distribution.

Australia.  This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the

Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

The ADSs are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the ADSs has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our ADSs, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our ADSs shall be deemed to be made to such recipient and no applications for our ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a wholesale client.

Japan.  The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong.  Our ADSs may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to our ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be read by, the public in Hong Kong (except where permitted under the laws of Hong Kong) other than with respect to our ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) or any rules made under that Ordinance. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice.

Singapore.  This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

Cayman Islands.  This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to any member of the public in the Cayman Islands.

People’s Republic of China.  This prospectus may not be circulated or distributed in the PRC and the ADSs may not be offered or sold, and may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Canada.  The ADSs may not be offered or sold, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada except pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which the offer or sale is made and only by a dealer duly registered under applicable laws in circumstances where an exemption from applicable registered dealer registration requirements is not available.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we and the selling shareholders expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq Global Market listing fee, all amounts are estimates.

SEC Registration Fee	$
Nasdaq Global Market Listing Fee
FINRA Filing Fee
Printing Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	$

Expenses will be borne in proportion to the numbers of ADSs sold in the offering by us and the selling shareholders, respectively.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Jun He Law Offices and for the underwriters by Commerce & Finance Law Offices. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Jun He Law Offices with respect to matters governed by PRC law. Davis Polk & Wardwell LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 11/F PricewaterhouseCoopers Center, 202 Hu Bin Road, Shanghai 200021, PRC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits, under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

The agreements included as exhibits to the registration statement on Form F-1 contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be obtained over the Internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their option to purchase up to additional ADSs representing ordinary shares from us; and

•	conversion of all outstanding Series A, Series B, and Series C convertible redeemable preferred shares into 157,629,642 ordinary shares immediately prior to the completion of this offering.

Except where the context otherwise requires and for purposes of this prospectus only:

•	“we,” “us,” “our company,” “our,” and “RDA” refer to RDA Microelectronics, Inc., a Cayman Islands company, and its consolidated subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong, and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.01 per share;

•	“ADSs” refers to our American depositary shares, each of which represents ordinary shares, and “ADRs” refers to any American depositary receipts that evidence our ADSs;

•	all references to “RMB” or “Renminbi” refer to the legal currency of China; and

•	all references to “$,” “dollars” or “U.S. dollars” refer to the legal currency of the United States.

RDA MICROELECTRONICS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2008 and 2009, and June 30, 2010 (unaudited)	F-3
Consolidated Statements of Operations and Comprehensive Income/(Loss) for the years ended December 31, 2007, 2008 and 2009, and the six months ended June 30, 2009 (unaudited) and June 30, 2010 (unaudited)
F-4
Consolidated Statements of Convertible Redeemable Preferred Shares and Shareholders’ Equity/Deficit for the years ended December 31, 2007, 2008 and 2009, and the six months ended June 30, 2010 (unaudited)
F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009, and the six months ended June 30, 2009 (unaudited) and June 30, 2010 (unaudited)	F-6
Notes to the Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of RDA Microelectronics, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income/(loss), convertible redeemable preferred shares and shareholders’ deficit and cash flows present fairly, in all material respects, the financial position of RDA Microelectronics, Inc. (the “Company”) and its subsidiaries at December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China
April 8, 2010, except for Note 17, which is as of August 20, 2010

RDA MICROELECTRONICS, INC.

CONSOLIDATED BALANCE SHEETS

			June 30,
				2010
	December 31,			Pro forma
	2008	2009	2010	Note 2(28)
			unaudited
	(amounts in thousands of USD, except number of shares and per share data)

ASSETS
Current assets:
Cash and cash equivalents	13,170	24,638	21,394	21,394
Short-term investments	—	1,318	11,401	11,401
Restricted cash	350	350	350	350
Accounts receivable	4,894	4,603	9,053	9,053
Inventories	8,082	25,403	29,943	29,943
Prepaid expenses and other current assets	143	1,330	1,506	1,506
Deferred tax assets	276	87	34	34

Total current assets	26,915	57,729	73,681	73,681

Property and equipment, net	1,577	2,318	2,203	2,203
Other long term assets	—	39	32	32
Deferred tax assets	182	185	216	216

Total assets	28,674	60,271	76,132	76,132

LIABILITIES
Current liabilities:
Accounts payable	7,609	20,183	19,499	19,499
Accrued expenses and other current liabilities	3,743	7,689	8,387	8,387
Deferred revenue	2,624	5,419	7,752	7,752

Total current liabilities	13,976	33,291	35,638	35,638

Total liabilities	13,976	33,291	35,638	35,638

Commitments and contingencies
CONVERTIBLE REDEEMABLE PREFERRED SHARES
Series A Preferred Shares, USD0.01 par value; 142,500,000 shares authorized, 94,648,784 shares issued and outstanding as of December 31, 2008 and 2009, and June 30, 2010; none (unaudited) outstanding on a pro forma basis as of June 30, 2010 (Liquidation value: 13,255, 14,049 and 14,446 as of December 31, 2008 and 2009, and June 30, 2010)	12,880	12,880	12,880	—
Series B Preferred Shares, USD0.01 par value; 35,000,000 shares authorized, 32,972,304 shares issued and outstanding as of December 31, 2008 and 2009, and June 30, 2010; none (unaudited) outstanding on a pro forma basis as of June 30, 2010 (Liquidation value: 6,355, 6,791 and 7,009 as of December 31, 2008 and 2009, and June 30, 2010)	6,281	6,281	6,281	—
Series C Preferred Shares, USD0.01 par value; 31,000,000 shares authorized, 30,008,554 shares issued and outstanding as of December 31, 2008 and 2009, and June 30, 2010; none (unaudited) outstanding on a pro forma basis as of June 30, 2010 (Liquidation value: 11,533, 12,333 and 12,733 as of December 31, 2008 and 2009, and June 30, 2010)	11,157	11,157	11,157	—
SHAREHOLDERS’ EQUITY/(DEFICIT)
Ordinary shares, (USD0.01 par value; 261,500,000 shares authorized, 37,434,517 shares issued and outstanding as of December 31, 2008, 50,333,579 shares issued and outstanding as of December 31, 2009, and 52,284,221 shares issued and outstanding as of June 30, 2010; 209,913,863 (unaudited) shares outstanding on a pro forma basis as of June 30, 2010)	374	503	523	2,099
Additional paid-in capital	2,582	5,090	9,720	38,462
Recourse loans	—	(1,667)	(1,214)	(1,214)
Accumulated other comprehensive income	466	472	510	510
Retained earnings/(Accumulated deficit)	(19,042)	(7,736)	637	637

Total shareholders’ equity/(deficit)	(15,620)	(3,338)	10,176	40,494

Total liabilities, convertible redeemable preferred shares and shareholders’ equity/(deficit)	28,674	60,271	76,132	76,132

The accompanying notes are an integral part of the consolidated financial statements.

RDA MICROELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

				For the Six Months
	For the Year Ended December 31,			Ended June 30,
	2007	2008	2009	2009	2010
				unaudited
	(amounts in thousands of USD, except number of shares and
	per share data)

Revenue	13,664	55,500	118,373	45,883	76,191
Cost of revenue	(8,819)	(37,555)	(87,410)	(33,730)	(55,286)

Gross profit	4,845	17,945	30,963	12,153	20,905
Operating expenses:
Research and development	(7,071)	(13,198)	(14,475)	(7,015)	(8,259)
Selling, general and administrative	(2,108)	(4,518)	(4,649)	(1,947)	(3,014)

	(9,179)	(17,716)	(19,124)	(8,962)	(11,273)

Income/(loss) from operations	(4,334)	229	11,839	3,191	9,632
Interest income	244	43	57	14	71
Other income/(expenses), net	60	(69)	(213)	(150)	(57)
Investment loss	(316)	—	—	—	—

Income/(loss) before income tax expense	(4,346)	203	11,683	3,055	9,646
Income tax benefit/(expense)	(155)	454	(377)	(76)	(1,273)

Net income/(loss)	(4,501)	657	11,306	2,979	8,373

Accretion/cumulative dividends for Series A Preferred Shares	(253)	(971)	(794)	(397)	(397)
Accretion/cumulative dividends for Series B Preferred Shares	(392)	(435)	(436)	(218)	(218)
Accretion/cumulative dividends for Series C Preferred Shares	(703)	(773)	(800)	(400)	(400)
Amount allocated to participating preferred shareholders	—	—	(7,449)	(1,588)	(5,547)

Net income/(loss) attributable to ordinary shareholders	(5,849)	(1,522)	1,827	376	1,811

Earnings/(losses) per ordinary share
Basic	(0.16)	(0.04)	0.05	0.01	0.04
Diluted	(0.16)	(0.04)	0.03	0.01	0.03
Weighted average ordinary shares used in per share calculation
Basic	37,434,517	37,434,517	38,671,413	37,434,517	51,471,454
Diluted	37,434,517	37,434,517	58,901,016	48,964,267	66,043,660
Other comprehensive income
Net income/(loss)	(4,501)	657	11,306	2,979	8,373
Cumulative translation adjustments	107	373	6	2	38

Comprehensive income/(loss)	(4,394)	1,030	11,312	2,981	8,411

Share-based compensation was allocated in operating expenses as follows:
Research and development	—	2,739	532	252	286
Selling, general and administrative	—	999	310	139	164

The accompanying notes are an integral part of the consolidated financial statements.

RDA MICROELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY/(DEFICIT)

			Shareholders’ Equity/(Deficit)
							Accumulated	Retained	Total
					Additional		Other	Earnings/	Shareholders’
	Convertible Redeemable				Paid-in	Recourse	Comprehensive	(Accumulated	Equity/
	Preferred Shares		Ordinary Shares		Capital	Loans	Income	Deficit)	(Deficit)
	Shares	Amount	Shares	Par Value	Amount	Amount	Amount	Amount	Amount
			amounts in thousands of USD except number of shares
Balance as of January 1, 2007	127,621,088	17,215	37,434,517	374	1,947	—	(14)	(15,198)	(12,891)
Net loss for the year	—	—	—	—	—	—	—	(4,501)	(4,501)
Foreign currency translation adjustment	—	—	—	—	—	—	107	—	107
Issuance of Series C Preferred Shares	30,008,554	10,000	—	—	—	—	—	—	—
Accretion to redemption value of Preferred Share	—	1,348	—	—	(1,348)	—	—	—	(1,348)

Balance as of December 31, 2007	157,629,642	28,563	37,434,517	374	599	—	93	(19,699)	(18,633)

Balance as of January 1, 2008	157,629,642	28,563	37,434,517	374	599	—	93	(19,699)	(18,633)
Net income for the year	—	—	—	—	—	—	—	657	657
Foreign currency translation adjustment	—	—	—	—	—	—	373	—	373
Accretion to redemption value of Preferred Shares through date of elimination of certain redemption feature	—	2,010	—	—	(2,010)	—	—	—	(2,010)
Reduction in carrying value of Series B and Series C Preferred Shares resulting from modification of redemption feature	—	(255)	—	—	255	—	—	—	255
Share-based compensation	—	—	—	—	3,738	—	—	—	3,738

Balance as of December 31, 2008	157,629,642	30,318	37,434,517	374	2,582	—	466	(19,042)	(15,620)

Balance as of January 1, 2009	157,629,642	30,318	37,434,517	374	2,582	—	466	(19,042)	(15,620)
Net income for the year	—	—	—	—	—	—	—	11,306	11,306
Foreign currency translation adjustment	—	—	—	—	—	—	6	—	6
Issuance of ordinary shares in connection with stock option exercises	—	—	12,899,062	129	1,666	—	—	—	1,795
Recourse loans issued to employees for stock option exercises	—	—	—	—	—	(1,667)	—	—	(1,667)
Share-based compensation	—	—	—	—	842	—	—	—	842

Balance as of December 31, 2009	157,629,642	30,318	50,333,579	503	5,090	(1,667)	472	(7,736)	(3,338)

Balance as of January 1, 2010	157,629,642	30,318	50,333,579	503	5,090	(1,667)	472	(7,736)	(3,338)
Net income for the period	—	—	—	—	—	—	—	8,373	8,373
Foreign currency translation adjustment	—	—	—	—	—	—	38	—	38
Accrual of interest of recourse loans	—	—	—	—	—	(27)	—	—	(27)
Repayment of Recourse Loans	—	—	—	—	—	480	—	—	480
Issuance of ordinary shares to an investor	—	—	1,950,642	20	4,180	—	—	—	4,200
Share-based compensation	—	—	—	—	450	—	—	—	450

Balance as of June 30, 2010	157,629,642	30,318	52,284,221	523	9,720	(1,214)	510	637	10,176

The accompanying notes are an integral part of the consolidated financial statements.

RDA MICROELECTRONICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

				Six Months
	Year Ended December 31			Ended June 30
	2007	2008	2009	2009	2010
				unaudited
	amounts in thousands of USD

Cash flow from operating activities:
Net income/(loss)	(4,501)	657	11,306	2,979	8,373
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	413	548	571	266	375
Loss on disposal of property, equipment	145	137	4	1	2
Allowance for doubtful accounts	(17)	(5)	—	—	—
Inventory write-down	—	575	2,910	1,057	1,403
Share-based compensation	—	3,738	842	391	450
Deferred income taxes	—	(458)	186	148	22
Interest income from recourse loans	—	—	(6)	—	(27)
Investment loss	316	—	—	—	—
Changes in operating assets and liabilities
Accounts receivable	(3,014)	(1,682)	291	(392)	(4,450)
Inventories	(2,324)	(4,631)	(20,232)	(4,687)	(5,943)
Prepaid expenses, other current and long term assets	(169)	341	(1,226)	(291)	(169)
Accounts payable	2,255	5,286	12,574	5,879	(684)
Accrued expenses and other current liabilities	1,525	1,177	3,946	(638)	698
Deferred revenue	2,339	285	2,795	902	2,333

Net cash provided by (used in) operating activities	(3,032)	5,968	13,961	5,615	2,383

Cash flow from investing activities:
Sales of short-term investments	—	—	732	—	1,321
Purchase of short-term investments			(2,050)	(732)	(11,367)
Purchase of property and equipment	(898)	(695)	(1,316)	(306)	(250)
Changes in restricted cash	—	(350)	—	—	—

Net cash used in investing activities	(898)	(1,045)	(2,634)	(1,038)	(10,296)
Cash flow from financing activities:
Proceeds from repayment of recourse loans	—	—	133	—	480
Net proceeds from issuance of Series C convertible redeemable preferred shares	10,000	—	—	—	—
Proceeds from issuance of ordinary shares	445	—	—	—	4,200

Net cash provided by financing activities	10,445	—	133	—	4,680
Effect of foreign exchange rate changes on cash and cash equivalents	19	229	8	2	(11)

Net increase/(decrease) in cash and cash equivalents	6,534	5,152	11,468	4,579	(3,244)
Cash and cash equivalents — beginning of period	1,484	8,018	13,170	13,170	24,638

Cash and cash equivalents — end of period	8,018	13,170	24,638	17,749	21,394

Supplemental disclosure of non-cash investing and financing activities:
Issuance of recourse loans in connection with stock option exercise	—	—	1,795	—	—

The accompanying notes are an integral part of the consolidated financial statements.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED)
(Amounts expressed in thousands of USD, except number of shares and per share data)

1.	Description of Business

RDA Microelectronics, Inc. is a holding company incorporated in the British Virgin Islands (“BVI”) on January 8, 2004. In July 2008, it changed its name to RDA Microelectronics (BVI), Inc (“RDA Micro BVI”).

RDA Microelectronics, Inc. (the “Company”) was established in Cayman Islands (“Cayman”) on May 26, 2008. On August 12, 2008, all of the then existing preferred and ordinary shareholders of RDA Micro BVI exchanged their respective shares of RDA Micro BVI for an equivalent number of shares of the Company at equivalent classes. As a result, RDA Micro BVI became a wholly-owned subsidiary of the Company on August 12, 2008. The rights of the preferred and ordinary shares issued by the Company are the same as those originally issued by RDA Micro BVI. The accompanying consolidated financial statements reflect reorganization in August 2008 and have been prepared as if the current corporate structure had been in existence throughout all relevant periods.

The accompanying consolidated financial statements include the financial statements of the Company and its following wholly-owned subsidiaries:

Name of Subsidiaries	Place of Incorporation	Date of Incorporation	Principal Activities

RDA Micro BVI	BVI	January 8, 2004	Investment in other subsidiaries
RDA International, Inc. (“RDA International”)	BVI	September 30, 2005	Dormant since January 1, 2010 (Purchase of materials and holding of intellectual properties (“IP”) prior to December 31, 2009)
RDA Technologies, Inc. (“RDA US”)	United States of America (“US”)	September 24, 2004	Dormant (closed in 2009)
RDA Technologies Limited (“RDA Tech”)	Hong Kong	November 14, 2007	Purchase of materials and holding of intellectual properties (“IP”) since January 1, 2010; and sales of products
RDA Microelectronics (Shanghai) Co., Ltd. (“RDA Shanghai”)	Shanghai, the People’s Republic of China (“PRC”)	April 13, 2004	Research and development
RDA Microelectronics (Beijing) Co., Ltd. (“RDA Beijing”)	Beijing, PRC	December 20, 2005	Research and development

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

The principal activities of the Company are to design, develop and market Radio-Frequency and Mixed-Signal System on Chip Integrated Circuits for the cellular, broadcast and connectivity markets.

2.	Summary of Significant Accounting Policies

(1)	Basis of Presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(2)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

(3)	Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from such estimates.

(4)	Fair Value of Financial Instruments

On January 1, 2008, the Company adopted FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, for financial assets and liabilities. On January 1, 2009, the Company also adopted the statement for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FASB ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions the guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets at fair value. The adoption did not have a material impact on the Company’s consolidated financial statements.

The Company’s financial instruments consist principally of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and certain accrued expenses. Short-term investments are limited to time deposits with original maturities longer than three months and less than one year. As of December 31, 2008 and 2009, and June 30, 2010, the respective carrying values of financial instruments approximated their fair values based on their short-term maturities.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

Financial assets measured and recognized at fair value on a recurring basis and classified under the appropriate level of the fair value hierarchy as described above was as follows:

	Level 1	Level 2	Level 3	Total

As of December 31, 2008
Cash equivalents	2,914	—	—	2,914

	Level 1	Level 2	Level 3	Total

As of December 31, 2009
Cash equivalents	4,335	—	—	4,335
Short-term investments	1,318	—	—	1,318

Total	5,653	—	—	5,653

	Level 1	Level 2	Level 3	Total
		(unaudited)

As of June 30, 2010
Cash equivalents	1,179	—	—	1,179
Short-term investments	11,401	—	—	11,401

Total	12,580	—	—	12,580

(5)	Cash and Cash Equivalents

Cash and cash equivalents are cash on demand and time deposits with original maturities of three months or less.

(6)	Short-term Investments

Short-term investments are time deposits with original maturities longer than three months and less than one year.

(7)	Restricted Cash

Restricted cash are deposits designated as collateral for the short-term irrevocable standby letters of credit.

(8)	Concentration of Credit Risks

Financial instruments that potentially expose the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, restricted cash and accounts receivable.

As of December 31, 2008 and 2009, and June 30, 2010, substantially all of the Company’s cash and cash equivalents and time deposits were held by reputable financial institutions in the jurisdictions where the Company and its subsidiaries are located. The Company believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Company has not experienced any losses on its deposits of cash and cash equivalents, short-term investments and restricted cash.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

The following table summarizes the percentage of the Company’s revenue and accounts receivable represented by distributors with balances over 10% of total revenue for the years ended December 31, 2007, 2008 and 2009, and the six months ended June 30, 2009 and 2010, and over 10% of accounts receivable as of December 31, 2008 and 2009, and June 30, 2010 , respectively:

				Six
	Year Ended December 31,			Months Ended June 30,
Revenue	2007	2008	2009	2009	2010
				unaudited

Company A	20%	44%	58%	57%	57%
Company B	41%	34%	19%	21%	16%
Company C	—	10%	15%	14%	17%
Company D	16%	—	—	—	—
Company E	11%	—	—	—	—

	December 31,		June 30,
Accounts receivable	2008	2009	2010
			unaudited

Company A	77%	42%	50%
Company C	13%	47%	35%

The Company establishes credit limits for each distributor and reviews such limits prior to product shipment. The Company believes that its distributors have high credit quality. As a result, it is not exposed to unusual risk and generally does not require collateral from the distributors.

(9)	Allowance for Doubtful Accounts

Accounts receivables are initially recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and economic conditions that may affect a customer’s ability to pay. The Company did not record any allowance for doubtful accounts as of December 31, 2008 and 2009, and June 30, 2010 (unaudited). For the periods presented, the Company did not write off any accounts receivable.

(10)	Inventories

Inventories are stated at the lower of cost (weighted average) or market. Cost comprises of direct material and shipping and handling, and overhead incurred to bring the inventories to their present location and condition. Due to its master agreements with distributors allowing for price protection and product return, the Company’s inventory balance includes products at cost held by distributors that have not been sold through to customers, even though the distributors hold legal title to such products. The Company performs impairment testing based on the following assessment for inventories held at the Company’s premises and held by distributors. Inventory write-downs are provided for obsolete and excess inventory based on management’s forecasts of demand over specific future time horizons, and for the excess of the carrying value over their estimated market value less costs to dispose which relies

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

on forecasts of average selling prices in future periods. If economic, competitive or other factors cause market conditions to be less favorable than those projected by management, additional inventory write-downs may be required and they could have a material adverse effect on the Company’s future results of operations. In addition, the Company records a liability for firm, noncancelable, and unconditional purchase commitments with suppliers for quantities in excess of the Company’s future demand forecasts consistent with its valuation of excess and obsolete inventory.

(11)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, which are computed using the straight-line method over the following estimated useful lives:

Equipment and office furniture	3-5 years
Motor vehicles	5 years
Software	5 years
Leasehold improvements	Shorter of remaining lease term or estimated useful lives

Repair and maintenance costs are expensed as incurred. Upon retirement or other disposition of property and equipment, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in operations.

(12)	Investments

The Company applies the FASB ASC 323, Investments, in accounting for the investments. Under FASB ASC 323, equity method is used for investments in entities in which the Company has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls. Cost method is used for investments over which the Company does not have the ability to exercise significant influence. As of December 31, 2008 and 2009, and June 30, 2010, the Company did not have any such investments, other than those described under short-term investments above.

The Company continually reviews its investments in subsidiaries to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the security is written down to fair value. No impairment losses were recorded for the years ended December 31, 2007, 2008 and 2009, and the six months ended June 30, 2009 (unaudited) and 2010 (unaudited).

(13)	Impairment of Long-lived Assets

The Company applies FASB ASC 360, Property, Plant and Equipment. In accordance with these standards, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. If the sum of the estimated undiscounted future cash flow is less than the carrying amount of the assets, the Company recognizes an impairment

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

loss equal to the excess of the carrying value over the fair value of the assets. No impairment of long-lived assets was recorded for the periods presented.

(14)	Revenue Recognition

In accordance with FASB ASC 605, Revenue Recognition, the Company recognizes revenue when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred and collectability is reasonably assured.

The Company sells the majority of its products through distributors under arrangements allowing for price protection and product return. If the Company decreases the price of any products, a distributor will receive a credit to adjust the inventory held by the distributor to the new decreased price. In addition, if the price to the customer was lower than the price paid to the Company by the distributor, the distributor will receive a credit for the difference. The master agreements with distributors do not restrict the amount or time period of price protection on unsold products. The Company may be required to grant price discounts below the cost of a product if the market price for such product declines significantly. Through December 31, 2009 and June 30, 2010, the Company has not experienced such a price decline that would reduce selling price below cost. The amount or time period of return rights vary by distributor, but generally, distributors have the right to return unsold products. Due to rapid changes in technology, consumer preferences and prices, the Company cannot reliably estimate their returns or price adjustments. Accordingly, the Company does not recognize revenue until the products are sold to the customers by the distributors and the above criteria are met. The related products held by distributors are included in the Company’s inventory balance at cost. The Company records product shipping costs in cost of sales.

The Company also sells its products directly to customers and recognizes revenue when all of the above criteria are met.

For the years ended December 31, 2007, 2008 and 2009, and the six months ended June 30, 2009 and 2010, 80%, 97%, 98%, 99% (unaudited) and 96% (unaudited) of the total revenue are from sales through distributors.

The Company does not accept product returns from customers except for returns subject to warranty. The Company accrues for warranty costs based on its historical experience with customers.

(15)	Deferred Revenue

Deferred revenue includes the revenue relating to the Company’s products held by the distributors, which will be recognized when the distributors sell these products to customers.

(16)	Government Subsidies

Government subsidies related to expense items are originally recorded as liabilities when received and then are recognized as a reduction to expenses in the period when the Company has reasonable assurance that it complies with the conditions attached to the subsidies. This is typically after the Company passes an inspection. If the subsidy does not carry any conditions, the Company records the amount as a reduction of research and development expense in the period the cash is received. Government subsidies related to depreciable assets are recorded as a reduction to the carrying value of the related assets. For the years ended December 31, 2007, 2008 and 2009, and the six months ended June 30, 2009 and 2010, the Company recorded nil, USD263, USD303, USD69 (unaudited) and nil (unaudited) government grant as a deduction to expense. As of December 31, 2008 and 2009, and June 30, 2010, the Company records a deferred liability for cash subsidy received from the PRC government of approximately USD69, USD293 and USD1,571 (unaudited), because the government had not commenced its inspection of the research and development projects qualified for these subsidies at the end of the respective periods.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

(17)	Research and Development Costs and Software Development Costs

The Company’s research and development cost, which mainly includes salaries, material costs, license fees paid to third parties for developed technologies and specific equipment depreciation, are expensed as incurred.

The Company accounts for internally generated software development costs in accordance with FASB ASC 350, Intangibles. Capitalization of eligible software development costs begins upon the establishment of technological feasibility of the product and ends when the product is available for internal use. To date, the period between achieving technological feasibility, which the Company has defined as establishment of a working model and typically occurs when beta testing commences, and the general availability of such software is generally very short. The software development costs qualified for capitalization have been insignificant. Accordingly, the Company has not capitalized any internally generated software development costs.

(18)	Advertising Costs

The Company expenses all advertising costs as incurred. Advertising costs were not material for any of the periods presented.

(19)	Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments net of incentives from the leasing company are expensed on a straight-line basis over the lease periods.

(20)	Share-Based Compensation

The Company accounts for the stock option granted to employees under provisions of FASB ASC 718, Stock Compensation, which requires all grants of stock options to be recognized in the financial statements based on their grant date fair values. The valuation provisions of FASB ASC 718 apply to new awards, to awards granted to employees before the adoption of FASB ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled.

The Company recognizes compensation expense on share-based awards with only a service condition on a straight-line basis over the requisite service period and for share-based awards with both service and performance conditions on a graded-vesting basis. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any.

The Company accounts for the grant to the nonemployees under the provision of FASB ASC 505-50, Equity- Based Payments to nonemployees in the statements of operations. The options granted to the nonemployees are recognized in the financial statements at fair value on the date when the consultant’s performance is complete. The Company recognizes such compensation expense in operating expenses once they are vested.

(21)	Income Taxes

The Company adopted FASB ASC 740, Income Tax, according to which income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in financial statement and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company classifies the deferred tax assets which are expected to be realized over one year in

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

noncurrent assets. Generally accepted accounting principles require that the realizability of net deferred tax assets be evaluated on an ongoing basis. A valuation allowance is recorded to reduce the net deferred tax assets to an amount that is more likely than not to be realized. Accordingly, the Company considers various tax planning strategies, forecasts of future taxable income and its most recent operating results in assessing the need for a valuation allowance. The effect on deferred tax assets and liabilities arising from change in tax rates is recognized in statements of operations in the period of such change. A valuation allowance is recorded where it is more likely than not that the loss carry-forwards and deferred tax assets will not be realized.

FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the financial statements and prescribes a recognition threshold and a measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, but it prohibits any discounting of any of the related tax effects for the time value of money. FASB ASC 740 also mandates expanded financial statement disclosure about uncertainty in income tax reporting positions.

The Company implemented the provision related to uncertain tax benefits under FASB ASC 740 as of January 1, 2007 and the adoption of FASB ASC 740 had no impact on the Company’s results of operations and shareholders’ equity. The Company has elected to classify interest and penalties related to an uncertain tax position, if any and when required, as other expenses.

(22)	Comprehensive Income

Comprehensive income is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, consists of cumulative adjustment from foreign currency translation.

(23)	PRC Statutory Reserves

The Company’s PRC subsidiaries are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations until the general reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. As of December 31, 2009, the Company has not appropriated any statutory reserves because there was an accumulated deficit.

(24)	Dividends

Dividends are recognized when declared. PRC regulations currently permit payment of dividends only out of accumulated profits as determined by PRC accounting standards and regulations. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves as described in Note 2(23).

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

(25)	Segment Reporting

Based on the criteria established by FASB ASC 280 Segment Reporting, the Company currently operates and manages its business as a single operating segment. The Company primarily generates its revenues all from distributors located in Hong Kong. For the years ended December 31, 2007, 2008 and 2009, and the six months ended June 30, 2009 and 2010, 20%, 3%, 2%, 1% (unaudited) and 4% (unaudited) of the total revenue, respectively, are from direct sales to customers that are located in the PRC. One customer of the Company is located outside the PRC and Hong Kong, which had less than 1% of total sales for all periods presented. In addition, all of the Company’s long-lived assets are located in the PRC. The Company does not present enterprise-wide product disclosures because its products are essentially the same.

(26)	Earnings Per Share

In accordance with FASB ASC 260, Earnings Per Share, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participation rights. Net losses are not allocated to other participating securities if based on their participation rights they are not obligated to fund losses. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible preferred shares using the if-converted method and ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such stocks would be anti-dilutive.

(27)	Unaudited Interim Financial Information

The financial information as of June 30, 2010 and for six months periods ended June 30, 2009 and 2010 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information contains all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the financial position, results of operations and cash flows of such periods. The results of operations for the six months ended June 30, 2010 are not necessarily indicative of results to be expected for the full year.

(28)	Unaudited Pro Forma Information

The pro forma balance sheet information as of June 30, 2010 (unaudited) assumes a 1 for 1 conversion upon completion of the initial public offering of all convertible redeemable preferred shares outstanding as of June 30, 2010 into ordinary shares.

(29)	Foreign Currency Translation and Foreign Currency Risk

The functional currency of the Company, RDA Micro (BVI), RDA US, RDA International and RDA Tech is the United States dollar (“USD”). The functional currency of Company’s subsidiaries in the PRC, RDA Shanghai and RDA Beijing, is the Renminbi (“RMB”). Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the balance sheet date. Transactions in currencies other than the functional currency during the reporting period are converted into the functional currency at the applicable rates of exchange prevailing on the day transactions occurred.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

Transaction gains and losses are recognized in the consolidated statement of operations.

The Company has chosen the USD as the reporting currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average exchange rate for the year. Translation gains and losses are accounted for as foreign currency translation adjustment which is a component of shareholders’ equity/(deficit).

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents, restricted cash and time deposit denominated in RMB amounted to USD2,895, USD5,032 and USD12,365 (unaudited) as of December 31, 2008 and 2009, and June 30, 2010, respectively.

(30)	Recently Issued Accounting Standards

In December 2007, the FASB issued revised guidance on accounting for business combinations and non-controlling interests. The guidance changes the accounting for and reporting of business combination transactions and noncontrolling interests in consolidated financial statements. It requires changes in classification and presentation of minority interests in the consolidated balance sheets, statements of income, and statements of stockholders equity. The revised guidance was effective for the Company beginning on January 1, 2009. The adoption of the guidance did not have a material impact on the consolidated financial statements.

In March 2008, the FASB issued revised guidance to expand disclosure requirements for derivative instruments and hedging activities. The guidance provides greater transparency about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedge items are accounted, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, results of operations and cash flows. To meet those objectives, the guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The guidance was effective for the Company beginning on January 1, 2009 and did not have a material impact on the consolidated financial statements.

In April 2009, the FASB issued guidance on Recognition and Presentation of Other-Than-Temporary Impairments. This guidance amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other than-temporary impairments on debt and equity securities in the financial statements. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This guidance was effective no later than periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the consolidated financial statements.

In May 2009, the FASB issued guidance on subsequent events that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance provides (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have any material impact on the consolidated financial statements.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

In June 2009, the FASB issued revised guidance on the consolidation of variable interest entities. The revised guidance eliminates previous exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. The revised guidance also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity or a company’s obligation to absorb losses or its right to receive benefits of a entity must be disregarded in applying the other provisions. The revised guidance will be effective for the fiscal year beginning January 1, 2010. The adoption of this guidance did not have any material impact on the consolidated financial statements.

In August 2009, the FASB issued guidance on Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value. The new guidance aims to provide clarification relating to the fair value measurement of liabilities, specially in circumstances where a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain prescribed techniques. Techniques highlighted included using 1) the quoted price of the identical liability when traded as an asset, 2) quoted prices for similar liabilities when traded as assets, or 3) another valuation technique that is consistent with the principles of fair value measurements. The new guidance also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. Finally, the guidance clarifies that both a quoted price in an active market for the identical liability and the quoted price for the identical liability when traded as an asset in an active market when no adjustment to the quoted price of the asset are required are Level 1 fair value measurements. The adoption of this guidance did not have any material impact on the consolidated financial statements.

In October 2009, the FASB issued an accounting standard update on revenue recognition relating to multiple deliverable revenue arrangements. The fair value requirements of existing accounting guidance are modified by allowing the use of the “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and third-party evidence (“TPE”) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. This update requires expanded qualitative and quantitative disclosure and is effective for fiscal years beginning on or after June 15, 2010 although early adoption is permitted. These updates may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangement or retrospectively. The Company is currently assessing the impact, if any, that the adoption of this update will have on its consolidated financial statements and disclosures.

In January 2010, the FASB issued an accounting standard update on improving disclosures about fair value measurements. The updated guidance amends existing disclosure requirements by adding required disclosures about items transferring into and out of Levels 1 and 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. This update is effective for fiscal years beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective beginning the first quarter of 2011. Since this standard impacts disclosure requirements only, its adoption will not have a material impact on the Company’s consolidated results of operations or financial condition.

The FASB issued an update in April 2010 that provides guidance on the criteria for determining whether the milestone method of revenue recognition is appropriate. A vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive. Determining whether a milestone is substantive is a matter

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

of judgment made at the inception of the arrangement. A milestone should be considered substantive in its entirety. An individual milestone may not be bifurcated. An arrangement may include more than one milestone, and each milestone should be evaluated separately to determine whether the milestone is substantive. A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in the April 2010 update is a policy election. A vendor that is affected by the amendments in this update is required to provide certain disclosures. This update is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted with certain disclosures required. A vendor may also elect, but is not required, to adopt the amendments in this update retrospectively for all prior periods. We are currently assessing the impact, if any, that the adoption of the update will have on our consolidated financial statements and disclosures.

In April 2010, FASB issued an amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. Earlier application is permitted. The Company is currently assessing the impact from the adoption of this update.

3.	Restricted Cash

In September 2008, the Company entered into an agreement with a bank for an irrevocable standby letter of credit with amount of USD350 for the purchase of raw materials. This standby letter of credit was collateralized by a cash deposit of USD350 with a term of nine months. In March 2010, this standby letter of credit was renewed for an additional three months.

4.	Inventories

Inventories consisted of the following:

	December 31,		June 30,
	2008	2009	2010
			unaudited

Raw materials	3,524	10,150	12,470
Work in progress	5	110	96
Finished goods	4,553	15,143	17,377

	8,082	25,403	29,943

As of December 31, 2008 and 2009, and June 30, 2010, the carrying value of finished goods held by distributors for which they hold title were USD954, USD3,589 and USD4,283 (unaudited), respectively. For the years ended December 31, 2007, 2008 and 2009, and the six months ended June 30, 2009 and 2010, inventory write-downs in raw materials and finished goods of nil, USD575, USD2,910, USD1,057 (unaudited) and USD1,403 (unaudited), respectively, were included in the “cost of revenue” to reflect excess inventories and the lower of cost or market.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

The movement of inventory write-downs for the years ended December 31, 2007, 2008 and 2009, and the six months ended June 30, 2009 and 2010 is as follows:

	For the Year			For the Six Months
	Ended December 31,			Ended June 30,
	2007	2008	2009	2009	2010
				unaudited

Beginning of period	—	—	575	575	3,442
Addition during the period	—	575	2,910	1,057	1,403
Transfer-in from accrual for loss on firm, noncancelable, and unconditional purchase commitments that have been recognized previously	—	—	—	—	561
Write-off during the period	—	—	(43)	(43)	(915)

End of period	—	575	3,442	1,589	4,491

5.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,		June 30,
	2008	2009	2010
			unaudited

Prepaid license fee	—	985	995
Prepaid fees relating to the initial public offering	—	—	246
Rental deposits	88	92	87
Staff Advances	26	—	42
Prepayment for raw material purchase	—	138	—
Others	29	115	136

	143	1,330	1,506

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

6.	Property and Equipment

Property and equipment consisted of the following:

	December 31,		June 30,
	2008	2009	2010
			unaudited

Equipment and office furniture	2,480	3,430	3,679
Motor vehicles	54	54	54
Software	—	241	242
Leasehold improvement	123	213	220

	2,657	3,938	4,195
Less: Accumulated depreciation and amortization	(1,080)	(1,620)	(1,992)

	1,577	2,318	2,203

Depreciation and amortization expense was USD413, USD548, USD571, USD266 (unaudited) and USD375 (unaudited) for the years ended December 31, 2007, 2008 and 2009, and June 30, 2009 and 2010, respectively.

7.	Equity Investment

In March 2006, the Company entered into an arrangement to set up an entity called RDA Wireless Technologies (Shanghai) Co., Ltd. (“Wireless”) in the PRC on behalf of a third party. The share capital of Wireless was initially 100% legally owned by the Company. However, as part of the arrangement, the third party would bear all the risk and rewards of Wireless upon its inception. Wireless was determined to be a variable interest entity, and since the third party bears the full risk and rewards, the Company was not deemed the primary beneficiary and did not consolidate Wireless.

In June 2006, the Company entered into an agreement with a third party to transfer certain inventory, fixed assets, intellectual property and unfulfilled purchase orders with an aggregate book value of USD316 for a note receivable in the amount of USD3,000 and an option to purchase 25% equity interest in the joint venture entity at par value. The note is non-interest bearing and due in ten years, or upon IPO of the new entity, if earlier. No gain was recognized on this transaction because the transaction is viewed as a contribution of assets in a formation of a new entity in exchange for consideration that is not readily convertible to cash. Upon regulatory approval in February 2007, the Company transferred the share capital of Wireless to the third party entity. There was no impact on the Company’s results of operations or shareholders’ deficit upon the transfer as the Company did not previously reflect any amounts related to this business in its consolidated financial statements.

In July 2007, the Company exercised the option to acquire 25% equity interest in the joint venture entity which was accounted for as an equity method investment with a balance of USD316, which includes the equity interest and the note receivable. From July 2007 to December 2007, the Company’s share of the joint venture entity’s net loss was greater than USD316 carrying value of the Company’s investment and the Company also concluded that the note receivable was no longer collectible. Consequently, the Company recorded an investment loss of USD316 to reduce its investment basis to zero and the Company did not have any obligation to fund future losses.

In December 2007, the Company distributed its shares of the joint venture entity to its preferred and ordinary shareholders on a pro rata basis. The distribution had no impact on the Company’s results of operations or shareholders’ deficit as the Company’s basis in the investment at the time of transfer was zero.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

8.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,		June 30,
	2008	2009	2010
			unaudited

Taxes payable	225	527	1,800
Government subsidies	69	293	1,571
Accrued payroll	2,073	3,519	1,472
Accrual for loss on firm, noncancelable, and unconditional purchase commitments	—	1,559	974
Advances from customers	130	30	541
Accrued royalty	—	507	534
Accrued professional services fees	513	237	313
Accrued warranty	—	192	252
Accrued annual leave	—	135	231
Accrued license fee	385	140	100
Accrued freight	70	96	77
Others	278	454	522

	3,743	7,689	8,387

Royalty

In June 2009, the Company entered into a license and technology agreement with a third party, which requires the Company to pay royalty fees based on the percentages of revenue derived from the new products in 2009 using the licensed technology. The Company included royalty expense of USD507, USD139 (unaudited) and USD534 (unaudited) in cost of revenue for the year ended December 31, 2009, and the six months ended June 30, 2009 and 2010.

9.	Income Taxes

Cayman

Under the current laws of Cayman, the Company, being a Cayman incorporated company, is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman withholding tax will be imposed.

BVI

Under the current laws of BVI, RDA Micro BVI and RDA International, being a BVI incorporated company, are not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no BVI withholding tax will be imposed.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

Hong Kong

RDA Tech, the Company’s subsidiary that is incorporated in Hong Kong, is subject to Hong Kong profits tax at a rate of 16.5% on its assessable profit.

PRC

Prior to January 1, 2008, the Company’s subsidiaries, RDA Shanghai and RDA Beijing that are established in the PRC were subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the PRC Concerning Foreign Investment Enterprises (“FIE”) and Foreign Enterprises (collectively, the “previous EIT Law”). Pursuant to the previous EIT Law, enterprises were generally subject to a state tax rate of 30% and a local tax rate of 3% for a total statutory tax rate of 33%. RDA Beijing has entered into its first cumulatively profitable year in 2006. Its applicable EIT rate for year 2006 and 2007 was 33%. RDA Shanghai was registered in the Pudong New District of Shanghai and was subject to an EIT rate of 15% pursuant to the local tax preferential treatment before January 1, 2008. In addition, under previous EIT Law, foreign-invested IC design enterprises were entitled to a two year income tax exemption and a three year 50% tax rate reduction starting from their respective first cumulatively profitable year (the “2+3 Tax Holiday”). RDA Shanghai qualifies IC design enterprise and entered into its first cumulatively profitable year in 2005. RDA Shanghai was exempted from EIT for year 2005 and 2006, and was entitled to an income tax rate of 7.5% (50% of the preferential rate of 15%) for year 2007.

Effective January 1, 2008, the new Corporate Income Tax Law (the “CIT Law”) in China supersedes the previous EIT Law. The CIT Law applies a uniform income tax rate of 25%. The enterprises which were entitled to a preferential tax treatment such as a reduced tax rate were eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008. The phasing-in rates during the 5-year transition period are 18%, 20%, 22%, 24% and 25%, respectively. Therefore, RDA Shanghai is entitled to an income tax rate of 9% and 10% for year 2008 and 2009, respectively (i.e. 50% of transitional tax rate of 18% and 20%, respectively). In December 2008, RDA Shanghai qualified as a High and New Technology Enterprise (“HNTE”) which, according to the CIT Law, could apply for and then enjoy a preferential CIT rate of 15% for the succeeding three years from 2008 to 2010. RDA Shanghai has applied for such preferential CIT treatment. As a result, its CIT rate for year 2010 will become 15% after the expiration of 2+3 Tax Holiday in year 2009. If RDA Shanghai fails to qualify HNTE in 2011, the CIT rate for 2011 and 2012 will increase to 24% (4th year phasing-in rate) and 25%, respectively.

The CIT law also allows foreign-invested IC design enterprises which were established prior to January 1, 2008, entitled to 2+3 Tax Holiday. In 2008, RDA Beijing qualified as an IC design enterprise and entered into its first year of the 2+3 Tax Holiday. Accordingly, RDA Beijing was exempted from CIT for year 2008 and 2009 and will be subject to CIT at a rate of 12.5% for year 2010 to 2012. RDA Beijing also qualified as a HNTE in 2008. However, it elected not to apply for the preferential CIT rate of 15% because RDA Beijing was entitled to a lower rate under 2+3 Tax Holiday.

Effective from February 22, 2008, the dividends declared out of the profits earned after January 1, 2008 by a FIE to its immediate holding company outside PRC would be subject to withholding taxes at a rate of 10%. A favorable withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. The Company’s subsidiaries in China are considered FIEs and are wholly owned by RDA Tech, incorporated in Hong Kong. According to tax treaty between the PRC and Hong Kong, dividends payable to its Hong Kong parent from FIE in the PRC will be subject to withholding tax at a rate of 5%. Since the Company intends to permanently reinvest earnings to further expand its businesses in the PRC, its FIEs in the PRC do not intend to declare dividends to its immediate foreign holding entities in the foreseeable future.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

Accordingly, as of December 31, 2009 and June 30, 2010, the Company has not recorded any withholding tax on the retained earnings of its FIEs in the PRC.

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

The reconciliation between the statutory income tax rate and the Company’s effective tax rate for the years ended December 31, 2007, 2008 and 2009, and June 30, 2009 and 2010 is as follows:

	For the Year			For the Six Months
	Ended December 31,			Ended June 30,
	2007	2008	2009	2009	2010
				unaudited

Statutory income tax rate	33%	25%	25%	25%	25%
Tax differential from statutory rate applicable to subsidiaries in the PRC	(36)%	(125)%	(22)%	(22)%	(12)%
Change in valuation allowance	(2)%	(148)%	—	—	—
Non-deductible expenses	—	23%	—	—	—
Other	1%	1%	—	—	—

Effective income tax rate	(4)%	(224)%	3%	3%	13%

Significant Components of Deferred Tax Assets

	December 31,		June 30,
	2008	2009	2010
			unaudited

Property and equipment basis difference	28	23	22
Pre-operating expenses difference	152	81	27
Net operating loss carry-forwards	278	168	201

Total deferred tax assets	458	272	250

Subject to the approval of the relevant tax authorities, RDA Shanghai had total tax loss carry-forwards of approximately USD696 as of December 31, 2009. Of the total amount, approximately USD211, USD117 and USD368 of such losses will expire in 2012, 2013 and 2014, respectively.

Subject to the approval of the relevant tax authorities, RDA Shanghai had total tax loss carry-forwards of approximately USD828 (unaudited) as of June 30, 2010. Of the total amount, approximately USD212, USD118, USD370 and USD128 of such losses will expire in 2012, 2013, 2014 and 2015, respectively.

Valuation allowance of USD282 as of December 31, 2007 was provided for operating loss carry-forwards and other deferred tax assets in RDA Beijing, RDA Shanghai and RDA Tech. In 2008, the Company released full valuation allowance against its net deferred tax assets because management concluded it was more likely than not that the deferred tax assets related to RDA Beijing, RDA Shanghai and RDA Tech would be realized. Management

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

reached this decision based on judgment, which included consideration of historical losses and projections of future profits including transfer pricing arrangements that were put in place in 2008.

The provision / (benefit) for income taxes for the years ended December 31, 2007, 2008 and 2009, and the six months ended 2009 and 2010 is as follows:

	For the Year			For the Six Months
	Ended December 31,			Ended June 30,
	2007	2008	2009	2009	2010
				unaudited

Current income tax expense/(benefit)	155	4	191	(72)	1,251
Deferred income tax expense/(benefit) before valuation allowance	(87)	(176)	186	148	22
Change in valuation allowance	87	(282)	—	—	—

	155	(454)	377	76	1,273

As of June 30, 2010, the Company recorded a liability in accordance with FASB ASC 740 that amounted to approximately USD238 (unaudited). The activity in the Company’s unrecognized tax benefits in 2007, 2008 and 2009 and the six months ended June 30, 2010 is summarized as follows:

Balance as of January 1, 2007	63
Addition for tax positions of the current year	155
Exchange rate difference	4

Balances as of December 31, 2007	222
Exchange rate difference	15

Balance as of December 31, 2008	237
Exchange rate difference	1

Balance as of December 31, 2009	238
Exchange rate difference	—

Balance as of June 30, 2010(unaudited)	238

The Company does not expect significant increases or decreases in unrecognized tax benefits within 12 months of December 31, 2009 and June 30, 2010. The Company has not been subject to an examination by any major tax jurisdictions. The Company accrued interest and income tax penalties of nil, USD100 and USD111 (unaudited), as of December 31, 2008 and 2009, and June 30, 2010, respectively. No income taxes or income tax penalties were paid in any of the periods presented.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

The aggregated amount and per ordinary share effect of the tax holiday are as follows:

	For the Year			For the Six Months
	Ended December 31,			Ended June 30,
	2007	2008	2009	2009	2010
				unaudited

The aggregated dollar effect	—	186	(201)	(159)	(38)
Per ordinary share effect — basic	—	0.00	(0.00)	(0.00)	(0.00)
Per ordinary share effect — diluted	—	0.00	(0.00)	(0.00)	(0.00)

10.	Convertible Redeemable Preferred Share

Series A Shares

In March 2004, the Company entered an agreement with an investor to sell an aggregate of 94,648,784 Series A Convertible Redeemable Preferred Shares (“Series A Shares”) and 8,000,775 ordinary shares as follows:

(a) First closing (completed in March 2004): Issuance of 8,000,775 ordinary shares and 18,929,757 Series A Shares for proceeds of USD2,000;

(b) Second closing upon the achievement of certain operational conditions (achieved and completed in June 2004): Issuance of 28,394,635 Series A Shares for proceeds of USD3,000;

(c) Third closing upon the achievement of certain operational conditions (achieved and completed in March 2005): Issuance of 47,324,392 Series A Shares for proceeds of USD5,000; and a

(d) Fourth closing at the option of the investor to purchase up to an additional 47,324,392 Series A Shares for the purchase price of USD0.1057 per share (proceeds of USD5,000 if fully exercised). The exercisability of this warrant is contingent on the Company not raising at least USD7,500 from outside equity financing at a minimum price of USD0.33 per share before the expiration date. The expiration date was three years from the third closing, which came out to March 22, 2008. As of March 2004, this fourth closing is treated as a warrant to contingently purchase Series A Shares at a fixed price and had a fair value of USD427. This option was subsequently cancelled in December 2008 in conjunction with Series B Shares issuance described below.

Upon the first closing, the Company allocated proceeds of USD2,000 among the 8,000,775 ordinary shares, the 18,929,757 Series A Shares and the conditional fourth closing warrant, based on the relative fair value of each component, in the amount of USD422, USD1,297, and USD281, respectively. The warrant was classified as equity and recorded as an increase in additional paid-in capital.

Series B Shares

In December 2005, the warrant related to the fourth closing of Series A Shares was cancelled and concurrently, the Company issued a convertible promissory note (“Promissory Note”) to the Series A investor for consideration of USD5,000.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

The Promissory Note carried interest at a non-compounded 8% per annum, had no maturity date and is convertible into the Company’s next round of preferred shares at the earliest of the following and at the conversion rate indicated:

a) at the new round of equity financing with gross proceeds of at least USD10,000, provided that such financing is before May 31, 2007. Convertible at a per share price based on the higher of (1) USD25,000 valuation of the Company, or (2) 80% of the per share price of the shares price issued under the new round of equity financing;

b) if there is a change in control event prior to May 31, 2007, then the Promissory Note is convertible into a new series of preference share at a per share price based on a USD25,000 valuation of the Company; or

c) if there has not been a new round of equity financing or a change in control event as of May 31, 2007, then the Promissory Note is convertible into a new series of preference shares at a per share price based on a USD25,000 valuation of the Company. The new series of preference shares shall rank pari passu to the Series A Shares.

In addition to the conversion terms above, the Promissory Note should be paid by the Company upon certain events of default. The Promissory Note was recorded as a liability of USD5,000 with subsequent accrual of interest. The cancellation of the contingent warrant was deemed to be an expiration and had no impact on the Company’s results of operations or shareholders’ deficit as the Company expected to be able to obtain sufficient outside equity financing if necessary.

In November 2006, the Company and the investor agreed to convert the Promissory Note into 32,972,304 Series B Convertible Redeemable Preferred Shares (“Series B Shares”) at a per share price of USD0.1637738. As this conversion was prior to the occurrence of any of the above conversion events as defined in the Promissory Note agreement, the Promissory Note was deemed extinguished in November 2006.

Series C Shares

In January 2007, the Company issued 30,008,554 Series C Convertible Redeemable Preferred Shares (“Series C Share”) for proceeds of USD10,000.

The above Series A Shares, Series B Shares and Series C Shares (collectively, “Preferred Shares”) are classified as mezzanine equity due to liquidation preferences and redemption rights that are outside the control of the Company. The significant terms of the Preferred Shares are as follows:

Cumulative Dividends

Prior to 2007, the holders of Series A Shares and Series B Shares were entitled to receive cumulative dividends at the non-compound rate of twelve percent (12%) per annum of the issue price. In connection with the Series C financing in January 2007, the cumulative dividend rate on Series A Shares and Series B Shares was modified from 12% to 8% per annum of the issue price consistent with the Series C Shares effective from the issuance date. The change in the dividend rate has no impact on the Company’s consolidated financial statements as it is considered an agreement among the preferred shareholders in connection with the Series C financing. Dividends are payable upon (1) redemption of the Preferred Shares (see redemption terms below), or (2) a liquidation, dissolution or winding up of the Company.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

Accumulated undeclared dividends consisted of the following:

	December 31,			June 30,
	2007	2008	2009	2010
				(unaudited)

Series A Shares	2,542	3,336	4,130	4,527
Series B Shares	425	908	1,344	1,562
Series C Shares	733	1,533	2,333	2,733

Total	3,700	5,777	7,807	8,822

Cumulative dividends up to the December 2008 modification date were included in accretion to the redemption value of Preferred Shares (see Accretion and Modification below).

Participating Rights

No dividend, whether in cash, in property or in shares of the capital of the Company, shall be paid on any other class or series of shares of the Company, unless and until all cumulative dividends are declared and paid, and dividends in like amount are first paid in full on the Preferred Shares (on an if-converted basis).

Conversion Rights

Each holder of Preferred Shares can convert all or any portion of outstanding Preferred Shares into ordinary shares at any time at the option of the holder. The initial conversion rate is one-for-one, subject to anti-dilutive provisions. In addition, the Preferred Shares will be automatically converted into ordinary shares upon the closing of a qualified initial public offering (“Qualified IPO”). A Qualified IPO is defined as a public offering on the Hong Kong Stock Exchange or other internationally recognized stock exchange, with gross proceeds to the Company in excess of USD50,000 and a minimum fully distributed market capitalization of USD200,000.

Voting Rights

Each Preferred Share carries the number of votes equal to the number of ordinary shares issuable upon conversion. The holders of Preferred Shares shall generally vote together with the ordinary shareholders except for certain events as described in the Company’s Articles of Association which requires the prior written approval of holders of at least majority of the outstanding Preferred Shares.

Liquidation Preferences

In the event of liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or certain deemed liquidation events such as a change in control of more than 50% or sale of all or substantially all of the Company’s assets, the holders of the Preferred Shares shall be entitled to receive, prior to any distribution to the holders of the ordinary shares, an amount equal to the original issue price of Preferred Shares plus all accrued or declared but unpaid dividends thereon, in order of preferences, first to the holders of Series C Shares, then to the holders of Series B Shares and then to the holders of the Series A Shares.

Redemption Rights

In the event of (i) gross misrepresentation or fraud on the part of the Founder or the Company, or (ii) the Company’s failure to achieve annual sales target of USD100,000 in any one of the Company’s financial years that

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

end on or prior to December 31, 2009, at the option of a majority of Preferred Shares holders, the Company shall redeem all Preferred Shares at the original Preferred Share purchase price plus all unpaid cumulative dividends as of date of redemption. The Preferred Shares were modified to remove the redemption right linked to the annual sales target (see Modification below).

Accretion

Starting on the respective issuance date of the Preferred Shares, the Company accreted Preferred Shares’ initial carrying value to their redemption value at December 31, 2009, the earliest redemption date, based on the effective interest method. Upon the issuance of the Series C Shares in January 2007, the Company adjusted the accretion on Series A Shares and Series B Shares to reflect the adjustment of the cumulative dividend rate from 12% to 8%. In December 2008, accretion was discontinued due to the modification described below.

Modification

In December 2008, shareholders of Preferred Shares agreed to remove the redemption right linked to the annual sales target described above from Preferred Shares agreement for no consideration. The Company concluded that the removal of the redemption right is a modification of the terms of Preferred Shares (the “Modification”), which to the extent there is a decrease in fair value would result in a transfer of wealth to ordinary shareholders, computed as the difference between the fair value of Preferred Shares immediately before and after the modification. The modification to remove the redemption feature reduced the fair value of Series B Shares and Series C Shares by USD3 and USD252, respectively. The differences were recorded as additions to additional paid-in capital in shareholder’s deficit and a reduction to the carrying values of Series B Shares and Series C Shares at the same time, to reflect a capital contribution from the Preferred Shareholders as a result of giving up the redemption right. At the same time, the modification to remove the redemption feature did not result in significant changes to the fair value of Series A Shares.

Subsequent to the Modification, the redemption is not considered probable. As a result, the Company has discontinued further accretion of the carrying values on December 2008. However, the Company continues to record cumulative dividends before deriving the net income/(loss) attributable to ordinary shareholders.

11.	Ordinary Shares

On January 27, 2004, the Company issued 100 ordinary shares to a founder at USD0.01 per share when the Company was incorporated. On August 31, 2005, the Company issued 19,999,900 ordinary shares to various employees and consultants at USD0.01 per share. Such shares were issued for services already performed in connection with the establishment of the Company. The Company recorded compensation expense based on the fair value of the shares issued.

In connection with the Series A financing, the Company’s Series A investor purchased 8,000,775 ordinary shares from the Company in March 2004 (Note 10). On August 31, 2005, the Series A investor and certain employees agreed that the employees would have the right to purchase the 8,000,775 ordinary shares from the Series A investor at USD0.01 per share if certain performance targets of the Company were achieved by June 30, 2007. In November 2006, the Series A investor transferred such shares to certain employees and the Company recorded compensation expense based on the fair value of the shares transferred to these employees.

In August 2006, the Company issued 6,105,982 ordinary shares to the founder for proceeds of USD1,000. In November 2006, the Company issued 3,327,760 ordinary shares to certain employees for proceeds of USD545. In connection with these issuances of ordinary shares, the Series A investor and these employees entered into

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

agreements whereby the employees would borrow, either directly or indirectly, half of the purchase price of the ordinary shares from the Series A investor. Loans of USD773 were borrowed from the Series A investor on the date of the respective share issuances and was payable in five years (August 2011 and November 2011, respectively). Such loans were personally guaranteed by the founder and bore an interest rate of 3% per annum. The Company concluded that these loans were non-recourse in substance and therefore, the issuance of ordinary shares associated with loans from a principal shareholder were considered stock options granted to employees. However, as the Series A investor bears the collection risk of the loans and shares were immediately vested, the shares were considered exercised upon issuance.

In December 2009, RDA Cayman issued 12,899,062 ordinary shares to 111 employees who had exercised vested stock options granted under RDA Micro BVI’s 2005 Share Option Scheme. These options had been assigned to and assumed by RDA Cayman in August 2008.

In December 2009, the Company entered into a subscription agreement with a third party investor to issue 1,950,642 ordinary shares for proceeds of USD4,200 or USD2.1531 per share.

On March 16, 2010, the Company issued 1,950,642 ordinary shares to an investor for proceeds of USD4,200 or USD2.1531 per share pursuant to the subscription agreement entered into in December 2009.

12.	Share-Based Compensation

On August 31, 2005, the Company authorized an employee stock option scheme (the “2005 Scheme”), under which up to 30,000,000 ordinary shares were to be granted. The Company has made the following option grants under the 2005 Scheme:

a) On September 1, 2005, the Company granted options to certain employees of the Company to purchase 11,453,431 ordinary shares at an exercise price of USD0.11. These awards generally vest equally on each of 4 anniversary dates of employment date.

b) On September 1, 2006, the Company granted options to certain employees and a consultant of the Company to purchase 8,181,058 ordinary shares at an exercise price of USD0.0844. These awards generally vest monthly for 60 months following the grant date.

c) On September 1, 2007, the Company granted options to certain employees and a consultant of the Company to purchase 10,100,937 ordinary shares at an exercise price of USD0.2727. These awards generally vest monthly for 60 months following the grant date.

d) On August 1, 2009, the Company granted options to certain employees of the Company to purchase 670,000 ordinary shares at an exercise price of USD0.5. These awards vest monthly over two to five years following the grant date.

All the options granted have a contractual term of 10 years.

The options that were granted prior to April 2008 carried a Qualified IPO performance and service condition that affect vesting, as defined in FASB ASC 718. As of December 31, 2005, 2006 and 2007, the Company was not able to determine that it probable that the performance condition would be satisfied until the completion of a Qualified IPO. Therefore, the Company did not recognize any share-based compensation expense on all these options for the years ended December 31, 2005, 2006 and 2007.

In April 2008, the Company amended the 2005 Scheme to remove the provision requiring a Qualified IPO for options to become exercisable leaving only a service condition. The Company concluded that this amendment met the definition of improbable-to-probable modification because it previously was not probable that the performance

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

condition would be satisfied, and the modification caused it to become probable. Because the original performance condition was not probable on the modification date, the Company did not use the original grant-date fair value to measure compensation cost for the stock option grants in 2005, 2006 and 2007. As required by FASB ASC 718, the Company calculated the fair value of the awards on modification date. The weighted average fair value on the modification date of the stock option grants in 2005, 2006 and 2007 were USD0.2066, USD0.2318 and USD0.1728, respectively. The fair value of the vested awards of USD3,106 was recognized immediately on the modification date. The share-based compensation for unvested awards would be recognized over the remaining requisite service period on a straight line basis.

On November 2, 2009, the Company authorized a share incentive plan (the “2009 Plan”). Subject to the 2009 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 30,000,000 ordinary shares. Under the 2009 Plan, the Company granted 7,260,134 Restricted Share Unit awards (the “RSU”) to certain employees on November 2, 2009. These awards will vest over a two to five year term from the grant date.

On January 18, 2010, the Company granted 108,107 RSUs to certain employees which will vest over a five year term. The grants carry both a Qualified IPO performance and service conditions that affect vesting. Upon the completion of a Qualified IPO, the Company will recognise compensation expense based on the grant date fair value of the vested awards utilizing the graded-vesting method. The grant date fair value of RSUs granted on January 18, 2010 was USD2.1531.

The RSUs are not entitled to voting or dividend rights until delivery of the ordinary shares.

The RSUs granted on November 2, 2009 and January 18, 2010 carried a Qualified IPO performance and service condition that affect vesting, as defined in FASB ASC 718. As of December 31, 2009 and June 30, 2010, the Company was not able to determine that it was probable that the performance condition would be satisfied until the completion of a Qualified IPO given the significant uncertainties surrounding the condition of the stock market and the economy as well as other variables. Therefore, the Company did not recognize any share-based compensation expense on the RSUs for the year ended December 31, 2009 and the six months ended June 30, 2010.

On January 18, 2010, the Company cancelled 1,356,547 RSUs granted to certain employees on November 2, 2009 and concurrently granted Restricted Shares with similar terms. The Company concluded that this amendment met the definition of an improbable-to-improbable modification because both the RSUs and Restricted Shares carry the same Qualified IPO performance and service conditions that affect vesting. The modification date incremental fair value was nil. Therefore, the Company has determined that there is no accounting for the Restricted Shares until the completion of a Qualified IPO, at which time the Company will begin recognizing the grant date fair value.

In May 2010, the Company cancelled 119,671 RSUs granted to certain employees on November 2, 2009 and 562,334 Restricted Shares granted to certain employees on January 18, 2010. Since both RSUs and Restricted Shares carried Qualified IPO performance condition that affect vesting, due to the fact that the Qualified IPO performance condition was not probable at the time of the grant and cancellation, the Company did not recognize any of the unrecognized compensation cost related to the RSUs and Restricted Shares cancelled.

As of June 30, 2010, the Company has 5,823,677 RSUs and 794,213 Restricted Shares outstanding with the Qualified IPO performance condition. Total share-based compensation expense of USD5,737 has not yet been recognized due to the Qualified IPO performance condition not having been considered probable as of June 30, 2010.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

Stock Options to Employees

The following table summarized the stock option activity under the Company’s 2005 Scheme (in USD, except shares):

				Weighted
			Number of	Average
			Vested	Remaining
		Weighted	and	Contractual	Aggregate
	Number of	Average	Exercisable	Life	Intrinsic
	Shares	Exercise Price	Options	(Years)	Value

Outstanding at January 1, 2007	19,634,489	0.0993	—	9.083	—
Granted	10,100,937	0.2727
Exercised	—	—
Forfeited	(153,854)	0.1100

Outstanding at December 31, 2007	29,581,572	0.1585	—	8.626	—

Granted	—	—
Exercised	—	—
Forfeited	(232,562)	0.2157

Outstanding at December 31, 2008	29,349,010	0.1580	18,118,646	7.620	5,059,126

Granted	670,000	0.5000
Exercised	(12,899,062)	0.1392
Forfeited	(81,077)	0.2278

Outstanding at December 31, 2009	17,038,871	0.1854	9,013,027	6.945	33,527,957

Granted (unaudited)	—	—
Exercised (unaudited)	—	—
Forfeited (unaudited)	(54,000)	0.5000

Outstanding at June 30, 2010 (unaudited)	16,984,871	0.1844	10,779,115	6.436	33,438,690

The weighted average fair value of options granted during the years ended December 31, 2007 and 2009 was USD0.1728 and USD1.4439, respectively. No stock options were granted in 2008. The total fair value of shares vested during the years ended December 31, 2007, 2008 and 2009, and the six months ended June, 2009 and 2010 was nil, USD3,738, USD842, USD391 (unaudited), and USD450 (unaudited), respectively. The aggregate intrinsic value for stock options exercised during the year ended December 31, 2009 and the six months ended June 30, 2010 was USD25,977 and nil (unaudited) as of December 31, 2009 and June 30, 2010, respectively.

As of December 31, 2009 and June 30, 2010, the unrecognized compensation cost of USD2,307 and USD1,779 (unaudited), respectively, after adjustment for estimated forfeitures, was related to non-vested stock option awards granted to employees. Such unrecognized cost would be expected to be recognized over a weighted average period of 2.48 years and 2.01 years (unaudited), respectively.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

As of December 31, 2009 and June 30, 2010, weighted average exercise price of exercisable options is USD0.1476 and USD0.1559 (unaudited), respectively.

Under FASB ASC 718, the Company applied the Black-Scholes valuation model in determining the fair value of options granted. The model was applied contemporaneously for stock option grants in 2009. Risk-free interest rates are based on the derived market yield of China Government international bond for the terms approximating the expected life of award at the time of grant. The Company used FASB ASC 718-10-S99 to determine the expected terms. Expected dividend yield is determined in view of the Company’s historical dividend as well as expected future payout rate. The Company estimated the expected volatility at the date of grant based on average annualized standard deviation of the share price of comparable listed companies. The assumptions used to value share-based compensation awards for the years ended December 31, 2007, 2008 and 2009, and the six months ended June 30, 2009 and 2010 are presented as follows:

	2005 Grants *	2006 Grants *	2007 Grants *	2009 Grants

Risk-free rate of return	3.26%	4.22%	4.22%	4.02%
Expected term (years)	2.92~4.42	4.69	5.69	6.27
Expected volatility	51.82%~53.39%	53.77%	58.42%	53.32%
Dividend yield	Nil	Nil	Nil	Nil

*	These assumptions are used to measure share-based compensation related to modification of performance condition.

The options granted to the consultant in 2006 and 2007 were fully vested upon grant.

RSUs to Employees

The following table summarizes RSU activity:

		Grant-date
	Number of RSUs	Fair Value

Outstanding at January 1, 2009	—	—
Granted	7,260,134	1.7714
Vested	—	—
Forfeited	(22,920)	1.7714

Outstanding at December 31, 2009	7,237,214	1.7714

Cancelled	(1,476,218)	1.7714
Granted	108,107	1.7714
Vested	—	—
Forfeited	(45,426)	1.7714

Outstanding at June 30, 2010 (unaudited)	5,823,677	1.7714

The fair value of the RSUs was measured as the grant date fair value of the Company’s ordinary shares reduced by the present value of the dividends expected to be paid on the underlying shares during the requisite service period. Expected dividend yield is nil for all RSUs.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

As of December 31, 2009 and June 30, 2010, the unrecognized compensation cost of USD12,820 and USD10,316 (unaudited), respectively, after adjustment for estimated forfeitures, was related to non-vested RSUs granted to employees.

Recourse Loans

In December 2009, the Company provided loans in the aggregate of USD1,795 with full recourse to certain employees to exercise their vested stock options. These loans have terms of one year and carry 4% interest per annum. The Company concluded that these loans were full recourse in substance and therefore, recognized the stock option exercises. The Company accounted for these recourse loans and related interest receivable as a contra-equity item on the consolidated balance sheet.

13.	Employee Benefits

(i)	Staff Welfare Benefit

The full-time employees of the Company’s PRC subsidiaries are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits. In accordance with the relevant regulations, these companies are required to accrue for these benefits based on certain percentages of the employees’ salaries with a certain cap and make contributions to the state-sponsored welfare, pension and medical plans out of the amounts accrued. There are no further commitments or liabilities from the Company to the PRC employees after the contribution. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees. Expenses associated with such benefits amounted to USD860, USD1,110, USD519 (unaudited) and USD656 (unaudited) for the years ended December 31, 2008, 2009, and the six months ended June 30, 2009 and 2010, respectively.

(ii)	Paid Leave Carried Forward

The Company provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilized by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward. As of years ended December 31, 2008, 2009 and six-month ended June 30, 2010, the company accrued liability for annual leave with nil, USD135 and USD231 (unaudited), respectively.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

14.	Earnings Per Share

Basic and diluted net income attributable to the Company’s ordinary shareholders per ordinary share for the years ended December 31, 2007, 2008 and 2009, and the six months ended June 30, 2009, 2010 is as follows:

				For the Six Months
	For the Year Ended December 31,			Ended June 30,
	2007	2008	2009	2009	2010
				unaudited

Numerator:
Net income/(loss) for the period	(4,501)	657	11,306	2,979	8,373
Accretion/cumulative dividends for Preferred Shares	(1,348)	(2,179)	(2,030)	(1,015)	(1,015)
Amount allocated to participating preferred shareholders	—	—	(7,449)	(1,588)	(5,547)

Numerator for basic and diluted earning/(loss) per share	(5,849)	(1,522)	1,827	376	1,811
Denominator:
Weighted average ordinary shares outstanding for basic calculation	37,434,517	37,434,517	38,671,413	37,434,517	51,471,454
Dilutive effect of share-based awards	—	—	20,229,603	11,529,750	14,572,206

Denominator for diluted calculation	37,434,517	37,434,517	58,901,016	48,964,267	66,043,660

Basic earnings/(loss) per ordinary share	(0.16)	(0.04)	0.05	0.01	0.04
Diluted earnings/(loss) per ordinary share	(0.16)	(0.04)	0.03	0.01	0.03

The following ordinary equivalent shares were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an anti-dilutive effect:

				For the Six Months Ended
	For the Year Ended December 31,			June 30,
	2007	2008	2009	2009	2010
				unaudited

Preferred shares	156,661,624	157,629,642	157,629,642	157,629,642	157,629,642
Share-based awards	—	7,017,408	—	—	—

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

15.	Related Party Transactions

The holder of the majority of the Company’s Preferred Shares also holds a majority of the preferred shares of another two companies. During the years ended December 31, 2007, 2008 and 2009, and the six months ended June 30, 2009 and 2010, the Company had the following transactions and balances with these two companies.

				For the Six Months
	For the Year			Ended
	Ended December 31,			June 30,
	2007	2008	2009	2009	2010
				unaudited

Sales of products to a related party	—	275	316	149	218
Purchase of materials on behalf of a related party	—	—	373	—	1,485
Fees charged for material purchases to a related party	—	—	18	—	74
Purchase of IP license from another related party	—	—	200	200	—

Balances with the above affiliate as of the periods indicated are as follows:

	December 31,		June 30,
	2008	2009	2010
			unaudited

Due from a related party	—	1	169

16.	Commitments and Contingencies

Intellectual Property Indemnification

The Company has agreed to indemnify certain customers for claims made against the Company’s products, where such claims allege infringement of third party intellectual property rights, including, but not limited to, patents, registered trademarks, and/or copyrights. Under the aforementioned indemnification clauses, the Company may be obligated to defend the customer and pay for the damages awarded against the customer under an infringement claim, including paying for the customer’s attorneys’ fees and costs. The Company’s indemnification obligations generally do not expire after termination or expiration of the agreement containing the indemnification obligation. In certain cases, there are limits on and exceptions to the Company’s potential liability for indemnification. Although, historically, the Company has not made significant payments under these indemnification obligations, the Company cannot estimate the amount of potential future payments, if any, that it might be required to make as a result of these agreements. However, the maximum potential amount of any future payments that the Company could be required to make under these indemnification obligations could be significant.

Purchase Commitments

The Company purchases wafers from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate supply, the Company issues purchase orders to suppliers and contract manufacturers. The purchase commitments arising from these purchase orders are noncancelable. The Company records a liability for noncancelable purchase commitments for quantities in excess of its future demand forecasts consistent with the valuation of the Company’s excess and obsolete inventory. The Company recorded such

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

liabilities amounting to nil, USD1,559 and USD974 (unaudited) as of December 31, 2008 and 2009, and June 30, 2010. As of December 31, 2009 and June 30, 2010, the Company had outstanding purchase orders in the amount of USD15,663 and USD29,319 (unaudited) respectively.

Legal Matters

The Company in the past received several claims that it may be infringing on the intellectual property rights of other parties. Should the Company elect to settle with other parties or should the other parties resort to litigation, the Company may be obligated in the future to make payments or to compensate these third parties, which could have an adverse effect on the Company’s financial condition or results of operations. Due to the preliminary status of the claims and uncertainties related to the complexities of technologies involved, the Company is unable to evaluate the likelihood of an outcome. Accordingly, the Company is also unable to estimate the effect of these claims on the financial position, results of operations or cash flows. No provision has been recorded for any of the periods presented. See note 17.

Operating Lease Commitments

The Company has entered into noncancelable rental agreements with property management of office premises. The minimum future lease payments under noncancelable operating leases as of December 31, 2009 and June 30, 2010 are as follows:

	December 31,	June 30,
	2009	2010
		(unaudited)

2010	381	179
2011	116	157
2012	1	11

	498	347

Rental expenses for the years ended December 31, 2007, 2008 and 2009, and the six months ended June 30, 2009 and 2010 were USD215, USD302, USD386, USD175 (unaudited) and USD246 (unaudited), respectively.

Capital Commitments

As of December 31, 2009 and June 30, 2010, the Company had contracted for capital expenditures on equipment of approximately USD 200 and USD24 (unaudited), respectively.

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

Other Commitments

The Company’s agreements with third parties for software license fees have the following future payments as of June 30, 2010:

	December 31,	June 30,
	2009	2010
		(unaudited)

2010	1,570	1,550
2011	1,110	2,110
2012	—	925

	2,680	4,585

17.	Subsequent Events

On August 4, 2010, the Company was informed by the Beijing No. 1 Intermediate People’s Court stating that Skyworks Solutions, Inc.(Skyworks) has filed two lawsuits against the Company. The claims allege that the Company infringes two of the Skyworks’s patents filed in China relating to the packaging of certain semiconductors. The total damages claimed in two lawsuits amount to USD295 and the claims only specified one product which the Company no longer produces. As of June 30, 2010, the carrying value of the specified product included in inventory caption of the consolidated balance sheet is USD159. The Company believes that the asserted claim does not have merit and intends to defend the claim vigorously. The Company has estimated the range of possible loss to be nil to USD454. Patents related lawsuits often involve complex legal procedures and are subject to substantial uncertainties. Accordingly, management of the Company exercises considerable judgment in determining whether it is probable that such lawsuits will result in a loss. Based on the assessment performed by management, the Company currently believes that it is not probable that these lawsuits will result in a loss, and accordingly no provision has been made in the consolidated financial statements.

In connection with the issuance of the consolidated financial statements for year ended December 31, 2009, the Company has evaluated subsequent events through April 8, 2010, the date the consolidated financial statements were issued. In connection with the review of the interim consolidated financial statements for the six-month period ended June 30, 2010 and the reissuance of the consolidated financial statements for the year ended December 31, 2009, the Company has evaluated subsequent events through August 20, 2010.

18.	Additional Information — Condensed Financial Statements

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. The restricted net assets amounted to approximately USD6,510 as of December 31, 2009.

The condensed financial statements of the Company have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

The Company records its investments in subsidiaries under the equity method of accounting as prescribed in FASB ASC 323, Investments. Such investments to subsidiaries are presented on the balance sheet as “Investment in

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

subsidiaries” and the profit of the subsidiaries is presented as “Equity in profit of subsidiaries” on the statement of operations.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the Consolidated Financial Statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.

As of December 31, 2008 and 2009, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

a)	Condensed Balance Sheets

	December 31,
	2008	2009
	(amounts in thousands of USD, except number of shares and
	per share data)

ASSETS
Current assets:
Cash and cash equivalents	10,275	19,606
Short-term investments	—	—
Restricted cash	350	350
Accounts receivable	4,894	4,600
Inventories	8,082	25,403
Prepaid expenses and other current assets	24	1,130
Amount due from related parties	—	1,513
Deferred tax assets	200	—

Total current assets	23,825	52,602

Investment in subsidiaries	5,790	6,510

Total assets	29,615	59,112

LIABILITIES
Current liabilities:
Accounts payable	7,585	20,171
Accrued expenses and other current liabilities	3,159	6,542
Deferred revenue	2,624	5,419
Amount due to related parties	1,549	—
Total current liabilities	14,917	32,132

Total liabilities	14,917	32,132

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

	December 31,
	2008	2009
	(amounts in thousands of USD, except number of shares and
	per share data)

CONVERTIBLE REDEEMABLE PREFERRED SHARES
Series A Preferred Shares, USD0.01 par value; 142,500,000 shares authorized, 94,648,784 shares issued and outstanding as of December 31, 2008 and 2009, and June 30, 2010; none (unaudited) outstanding on a pro forma basis as of June 30, 2010 (Liquidation value: 13,255, 14,049 and 14,446 as of December 31, 2008 and 2009, and June 30, 2010)	12,880	12,880
Series B Preferred Shares, USD0.01 par value; 35,000,000 shares authorized, 32,972,304 shares issued and outstanding as of December 31, 2008 and 2009, and June 30, 2010; none (unaudited) outstanding on a pro forma basis as of June 30, 2010 (Liquidation value: 6,355, 6,791 and 7,009 as of December 31, 2008 and 2009, and June 30, 2010)	6,281	6,281
Series C Preferred Shares, USD0.01 par value; 31,000,000 shares authorized, 30,008,554 shares issued and outstanding as of December 31, 2008 and 2009, and June 30, 2010; none (unaudited) outstanding on a pro forma basis as of June 30, 2010 (Liquidation value: 11,533, 12,333 and 12,733 as of December 31, 2008 and 2009, and June 30, 2010)	11,157	11,157
SHAREHOLDERS’ EQUITY / (DEFICIT)
Ordinary shares, (USD0.01 par value; 261,500,000 shares authorized, 37,434,517 shares issued and outstanding as of December 31, 2008, 50,333,579 shares issued and outstanding as of December 31, 2009, and 52,284,221 shares issued and outstanding as of June 30, 2010; 209,913,863 (unaudited) shares outstanding on a pro forma basis as of June 30, 2010)	374	503
Additional paid-in capital	2,582	5,090
Recourse loans	—	(1,667)
Accumulated other comprehensive income	466	472
Retained earnings / (Accumulated deficit)	(19,042)	(7,736)

Total shareholders’ equity / (deficit)	(15,620)	(3,338)

Total liabilities, convertible redeemable preferred shares and shareholders’ equity /(deficit)	29,615	59,112

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

b)	Condensed Statements of Operations

	For the Year Ended December 31,
	2007	2008	2009
	(amounts in thousands of USD, except number of shares and per share data)

Revenue	13,642	55,395	118,250
Cost of revenue	(8,812)	(37,499)	(87,350)

Gross profit	4,830	17,896	30,900
Operating expenses:
Research and development	(9,309)	(16,364)	(17,587)
Selling, general and administrative	(793)	(2,336)	(2,140)

	(10,102)	(18,700)	(19,727)

Income/(loss) from operations	(5,272)	(804)	11,173
Interest income	240	33	15
Other income/(expenses), net	(11)	(19)	(207)
Investment loss	(316)	—	—

Income/(loss) before income tax expense	(5,359)	(790)	10,981
Income tax benefit/(expense)	—	203	(389)
Equity in profit of subsidiaries	858	1,244	714

Net income/(loss)	(4,501)	657	11,306

c)	Condensed Statements of Cash Flows

	For the Year Ended December 31,
	2007	2008	2009
	(amounts in thousands of USD, except number of shares and per share data)

Net cash from operating activities	5,871	2,809	9,198
Net cash from investing activities	—	—	—
Net cash from financing activities	445	—	133
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—

Net increase in cash and cash equivalents	6,316	2,809	9,331
Cash and cash equivalents — beginning of period	1,150	7,466	10,275

Cash and cash equivalents — end of period	7,466	10,275	19,606

RDA MICROELECTRONICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009 AND
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 (UNAUDITED),
AND JUNE 30, 2010 (UNAUDITED) — (Continued)

19.	Pro-Forma for Conversion of Preferred Shares (Unaudited)

The Preferred Shares shall automatically be converted into ordinary shares based on the then effective conversion ratio immediately upon the closing of a Qualified IPO. A Qualified IPO is defined as a public offering on the Hong Kong Stock Exchange or other internationally recognized stock exchange with gross proceeds to Company in excess of USD50,000 and a minimum fully distributed market capitalization of USD200,000. The unaudited pro forma balance sheet as of June 30, 2010 assumes a Qualified IPO has occurred and presents an as adjusted financial position as if the conversion of the preferred shares into ordinary shares occurred on June 30, 2010 at the then conversion ratio of 1 for 1. Accordingly, the carrying value of the preferred shares, in the amount of USD30,318 was reclassified to Preferred Shares to ordinary shares for such pro forma adjustment.

The unaudited pro forma earnings per share for the year ended December 31, 2009 and the six months ended June 30, 2010 after giving effect to the conversion of the Preferred Shares into ordinary shares as of inception at the conversion ratio of 1 for 1 was as follows:

	For the Year Ended	For the Six Months
	December 31, 2009	Ended June 30, 2010
	unaudited	unaudited

Numerator:
Actual net income attributable to ordinary shareholders	1,827	1,811
Pro forma effect of the Preferred Shares	9,479	6,562

Numerator for pro forma basic and diluted calculation	11,306	8,373
Denominator:
Actual weighted average ordinary shares outstanding for basic calculation	38,671,413	51,471,454
Pro forma effect of the Preferred Shares	157,629,642	157,629,642

Denominator for pro forma basic calculation	196,301,055	209,101,096

Actual denominator for diluted calculation	58,901,016	66,043,660
Pro forma effect of share options	—	—
Pro forma effect of the Preferred Shares	157,629,642	157,629,642

Denominator for pro forma diluted calculation	216,530,658	223,673,302

Pro-forma basic earnings per ordinary share
Pro-forma diluted earnings per ordinary share	0.06	0.04
	0.05	0.04

* * * * *

Note: The products that incorporate our semiconductors are manufactured and sold by third parties, including the types of products shown here.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our amended and restated articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to indemnification agreements, the form of which is filed as Exhibit 10.3 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

	Date of	Type and		Underwriting
	Sale or	Number of		Discount and
Purchaser	Issuance	Securities	Consideration	Commission
			($)

Warburg Pincus Private Equity VIII, L.P.	January 2007	7,270,331 Series C convertible redeemable preferred shares	2,422,753	Not applicable
Warburg Pincus Netherlands Private Equity VIII I, C.V.	January 2007	210,734 Series C convertible redeemable preferred shares	70,225	Not applicable
WP-WPVIII Investors, L.P. (as successor in interest to Warburg Pincus Germany Private Equity VIII, K.G.)	January 2007	21,073 Series C convertible redeemable preferred shares	7,022	Not applicable
Warburg Pincus International Partners, L.P.	January 2007	7,190,950 Series C convertible redeemable preferred shares	2,396,300	Not applicable

	Date of	Type and		Underwriting
	Sale or	Number of		Discount and
Purchaser	Issuance	Securities	Consideration	Commission
			($)

Warburg Pincus Netherlands International Partners I, C.V.	January 2007	300,086 Series C convertible redeemable preferred shares	100,000	Not applicable
WP-WPIP Investors L.P. (as successor in interest to Warburg Pincus Germany International Partners, K.G.)	January 2007	11,103 Series C convertible redeemable preferred shares	3,700	Not applicable
IDG-ACCEL China Growth Fund L.P.	January 2007	11,563,796 Series C convertible redeemable preferred shares	3,853,500	Not applicable
IDG-ACCEL China Growth Fund-A L.P.	January 2007	2,363,174 Series C convertible redeemable preferred shares	787,500	Not applicable
IDG-ACCEL China Investors L.P.	January 2007	1,077,307 Series C convertible redeemable preferred shares	359,000	Not applicable
Executive officers and employees	September 2007	Options to purchase 10,100,937 ordinary shares	Past and future services to our company	Not applicable
Executive officers and employees	August 2009	Options to purchase 670,000 ordinary shares	Past and future services to our company	Not applicable
Executive officers and employees	November 2009	Restricted share units representing 5,903,587 ordinary shares	Past and future services to our company	Not applicable
Executive officers and employees	December 2009	12,899,062 ordinary shares upon exercise of vested stock options	1,794,639	Not applicable
Executive officers	January 2010	1,356,547 restricted shares	Past and future services to our company	Not applicable
Employees	January 2010	Restricted share units representing 108,107 ordinary shares	Past and future services to our company	Not applicable
Zhangjiang RDK Company Limited	March 2010	1,950,642 ordinary shares	4,200,000	Not applicable

Item 8.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement.
3.1		Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect.
3.2		Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon the completion of this offering.
4	.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3).
4	.2*	Registrant’s Specimen Certificate for Ordinary Shares.
4	.3*	Deposit Agreement, dated as of , 2010, among the Registrant, the depositary and holder of the American Depositary Receipts.
4.4		Second Amended and Restated Shareholders Agreement dated as of February 25, 2010 among the Registrant, certain of the Registrant’s ordinary shareholders and all of its preferred shareholders and RDA Microelectronics (BVI) Inc., RDA International, Inc., RDA Technologies Limited, RDA Microelectronics (Shanghai) Ltd. and RDA Microelectronics (Beijing) Co., Ltd.
5.1		Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered.
8.1		Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1).
8.2		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. tax matters.
10.1		2005 Share Option Scheme.
10.2		2009 Share Incentive Plan.
10.3		Form of Indemnification Agreement with the Registrant’s directors and officers.
10.4		Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant.
10.5		Technology License Agreement between the Registrant and ARM Limited dated February 26, 2008.
10	.6†	Annex to Technology License Agreement between the Registrant and ARM Limited dated June 22, 2009.
10	.7†	Annex to Technology License Agreement between the Registrant and ARM Limited dated June 22, 2009.
10.8		Distribution agreement dated as of June 3, 2005 between RDA Microelectronics (BVI) Inc. (formerly known as RDA Microelectronics, Inc.) and Arrow Asia Pacific Inc.
10.9		Distribution agreement dated as of March 25, 2008 between RDA Technologies Limited and Auctus Technologies (Hong Kong) Limited.
10.10		Distribution agreement dated as of May 6, 2008 between RDA Technologies Limited and Giatek Corporation Ltd.
10	.11†	License agreement dated as of May 12, 2010, between RDA Technologies Limited and Silicon Laboratories Inc.
10.12		Distribution agreement dated as of September 3, 2010 between RDA Technologies Limited and China Achieve Limited.
10.13		Distribution agreement dated as of August 27, 2010 between RDA Technologies Limited and Versatech Microelectronics Limited.
21.1		Subsidiaries of the Registrant.
23.1		Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an Independent Registered Public Accounting Firm.

Exhibit
Number	Description of Document

23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1).
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2).
23.4	Consent of Jun He Law Offices.
23.5	Consent of Kern Lim to be named to become a director.
23.6	Consent of Kin-Wah Loh to be named to become a director.
23.7	Consent of Peter Wan to be named to become a director.
24.1	Powers of Attorney (included on signature page).
99.1	Code of Business Conduct and Ethics of the Registrant.
99.2	Opinion of Jun He Law Offices regarding certain PRC law matters

*	To be filed by amendment.
†	Confidential treatment has been requested for certain portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted and filed separately with the Commission.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China, on October 21, 2010.

RDA MICROELECTRONICS, INC.

By:	/s/ Vincent Tai
Name: Vincent Tai
Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Lily (Li) Dong and Gordon (Yi) Ding as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Vincent Tai Name: Vincent Tai	Chairman and Chief Executive Officer (principal executive officer)	October 21, 2010

/s/ Lily (Li) Dong Name: Lily (Li) Dong	Chief Financial Officer (principal financial and accounting officer)	October 21, 2010

/s/ Shuran Wei Name: Shuran Wei	Chief Technology Officer and Director	October 21, 2010

/s/ Julian Cheng Name: Julian Cheng	Director	October 21, 2010

/s/ Gordon (Yi) Ding Name: Gordon (Yi) Ding	Director	October 21, 2010

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of RDA Microelectronics, Inc. has signed this registration statement or amendment thereto in New York on October 21, 2010.

Authorized U.S. Representative

By:	/s/ Kate Ledyard
Name: Kate Ledyard
Title: Manager
       Law Debenture Corporate Services Inc.

RDA MICROELECTRONICS, INC.

EXHIBIT INDEX

Exhibit
Number		Description of Document

1	.1*	Form of Underwriting Agreement.
3.1		Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect.
3.2		Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon the completion of this offering.
4	.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3).
4	.2*	Registrant’s Specimen Certificate for Ordinary Shares.
4	.3*	Deposit Agreement, dated as of , 2010, among the Registrant, the depositary and holder of the American Depositary Receipts.
4.4		Second Amended and Restated Shareholders Agreement dated as of February 25, 2010 among the Registrant, certain of the Registrant’s ordinary shareholders and all of its preferred shareholders and RDA Microelectronics (BVI) Inc., RDA International, Inc., RDA Technologies Limited, RDA Microelectronics (Shanghai) Co., Ltd. and RDA Microelectronics (Beijing) Co., Ltd.
5.1		Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered.
8.1		Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1).
8.2		Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. tax matters.
10.1		2005 Share Option Scheme.
10.2		2009 Share Incentive Plan.
10.3		Form of Indemnification Agreement with the Registrant’s directors and officers.
10.4		Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant.
10.5		Technology License Agreement between the Registrant and ARM Limited dated February 26, 2008.
10	.6†	Annex to Technology License Agreement between the Registrant and ARM Limited dated June 22, 2009.
10	.7†	Annex to Technology License Agreement between the Registrant and ARM Limited dated June 22, 2009.
10.8		Distribution agreement dated as of June 3, 2005 between RDA Microelectronics (BVI) Inc. (formerly known as RDA Microelectronics, Inc.) and Arrow Asia Pacific Inc.
10.9		Distribution agreement dated as of March 25, 2008 between RDA Technologies Limited and Auctus Technologies (Hong Kong) Limited.
10.10		Distribution agreement dated as of May 6, 2008 between RDA Technologies Limited and Giatek Corporation Ltd.
10	.11†	License agreement dated as of May 12, 2010, between RDA Technologies Limited and Silicon Laboratories Inc.
10.12		Distribution agreement dated as of September 3, 2010 between RDA Technologies Limited and China Achieve Limited.
10.13		Distribution agreement dated as of August 27, 2010 between RDA Technologies Limited and Versatech Microelectronics Limited.
21.1		Subsidiaries of the Registrant.

Exhibit
Number	Description of Document

23.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an Independent Registered Public Accounting Firm.
23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1).
23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2).
23.4	Consent of Jun He Law Offices.
23.5	Consent of Kern Lim to be named to become a director.
23.6	Consent of Kin-Wah Loh to be named to become a director.
23.7	Consent of Peter Wan to be named to become a director.
24.1	Powers of Attorney (included on signature page).
99.1	Code of Business Conduct and Ethics of the Registrant.
99.2	Opinion of Jun He Law Offices regarding certain PRC law matters

*	To be filed by amendment.
†	Confidential treatment has been requested for certain portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions have been omitted and filed separately with the Commission.